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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Vestas Wind Systems

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS


PROCESSED
APR 07 2006
THOMSON
FINANCIAL

FILE NO. 82- 34884 FISCAL YEAR 12-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 4/7/06



Annual Report 2005

Vestas





...what serves Vestas best

Huge challenges, hard work and some serious disappointments marked 2005, a year I would characterise as entirely unsatisfactory in terms of financial performance. Not only for the company's owners, but definitely also for the more than 10,000 employees around the world who made a diligent effort to help their place of work get out of the present earnings crisis.

However, our failure to accomplish this mission in 2005 in no way signifies that trends were not reversed – for they certainly were. The spate of initiatives that we embarked on with the launch of our new corporate strategy, The Will to Win, all served to substantially change Vestas' development potential. They have already had an impact, including in the short term, with much better consolidated cash flows and an alltime low net working capital of 14 per cent of revenue representing two very positive results of the new strategic focus adopted by everyone at Vestas.

Unfortunately, for a while, one very tragic event overshadowed all others, and I wish to highlight this issue. On Tuesday 10 January 2006, I was notified that a Vestas employee had died while performing his job. This terrible and completely meaningless industrial accident pushed everything else to the background. For safety is above all else at Vestas.

Nobody, neither within nor outside the company, should ever doubt the importance of safety in our work. At Vestas, we do not compromise on safety, it always takes top priority no matter what. I emphasise this as often as I can. All Vestas employees share this common goal – nothing is more important.

The accident has had a great emotional impact on everyone at Vestas and was the worst imaginable start to a year that will otherwise be marked by commitment and optimism.

Strategy confirmed

Recent years' many earnings disappointments have affected Vestas' trustworthiness – not only among its shareholders. Customers, suppliers and financial analysts and journalists, who follow the company on a day-to-day basis, have been all but impressed by Vestas' performance.

Their scepticism is quite justified, for the number of profit warnings and the ensuing poor financial results have stained the Group's reputation, which hit rock bottom following the largest downgrade in the company's history which was announced in connection with the announcement of the quarterly information – third quarter 2005.

The fact that, once again, Vestas failed to come up to expectations, had a strong effect on everyone in the organisation. The reason for this disappointment is partly that our employees can see the many extensive changes that are consistently taking place throughout the company, partly because, during the second halfyear of 2005, we have managed to negotiate new prices and conditions that will lead to substantially improved profitability going forward.

Finally, everyone has been able to read about the many new and very large orders Vestas has landed in fierce competition in a number of the large markets.

To the management group, the substantial downgrade made in the third quarter was a clear, but very unpleasant confirmation, that our new corporate strategy is the right one, as The Will to Win offers solutions in all of those areas we have today identified as problematic.

Therefore – in the middle of the disappointing announcement in November – it came as a relief to our employees that they would be able to continue rebuilding the company along the route and according to the plan we had defined and published six months earlier.

The strategy works. The results are expected to materialise in an ongoing process until the end of 2008.

Comprehensive restructuring

The 62 per cent increase in the intake of firm and unconditional orders from 2004 to 2005 is considered an extremely satisfactory performance. Adding to that the much improved quality of the incoming orders and, by extension, the earnings potential for Vestas, there is reason to expect better times ahead.

It is also important to emphasise that the Board of Directors and the Executive Management share the view that all significant aspects of importance to the Group's development have now been identified and brought to the attention of all stakeholders.

A very large part of the thorough review and the subsequent restructuring initiatives has dwelled on creating an overview and transparency throughout the company. The objective is to achieve a standard in management reporting that compares favourably with the best in the business community. The Board of Directors and the Executive Management believe that it is paramount for the future of our company that these matters are put right once and for all.

As one inevitable and very regrettable part of the streamlining, we had to lay off 625 competent and loyal employees in August 2005. The fact that we ended the year with a net increase of just above 1,000 employees in spite of the many lay-offs merely serves to illustrate that, in spite of the very regrettable lay-offs, Vestas is constantly evolving and regularly requires new colleagues and new skills.

In fact, we enjoy a strong competitive situation compared with the large foreign competitors, considering the substantial investments currently facing us here and now in Denmark alone: Extensions at Varde, Rudkøbing and Hammel and, not least, the brand new R&D centre that will house 500 employees in Århus. To this should be added the Group's largest extensions and investments, which are those we are making outside Denmark. In this respect, two large and very exciting projects in China and Spain, respectively, have recently attracted much attention, but the upcoming R&D centre in Asia has also created great expectations.

As a result, again in 2006 we are absolutely confident that we will be more Vestas employees in December than we were in January.

Tough, but constructive dialogue

Before taking on my position, I studied the annual report for 2004. It was obvious that large challenges lay ahead and that the financial figures were in many ways depressive reading. However, the figure that stood out was the plummeting customer satisfaction, which has lost altitude consistently for the past few years. Standing at 96 per cent in 2000, the figure had dropped to a mere 60 per cent at the end of 2004.

To me, these were strongly flashing lights providing an unpleasant confirmation of the spate of challenges we face at Vestas. A dramatic change of behaviour was called for, and in several areas a whole new approach. Above all, there was a need to listen to the customers and, literally, allow them to speak up.

As a result, during the autumn months, we completed the most comprehensive global customer dialogue initiative to date. The outcome was very constructive communications, and I will not try to hide the fact that the customers' statements were very blunt and tough, for they were very candid – "we like Vestas, but pull yourselves together!"

One of the results of this dialogue was the establishment of an international Advisory Board, in which a number of Vestas' large customers from around the world have agreed to take part. This work was kicked off at a meeting in Frankfurt, Germany, in December 2005, and in future similar meetings will be held a couple of times annually.

However, as we emphasise that this crucial customer dialogue must be characterised by the involvement of all parties, the initiative started with a letter signed by all members of the Group ▶

management, which consisted of 14 persons at that time. No one should doubt that everyone at Vestas recognises and understands the importance of personal commitment to meeting our customers' expectations. This often means the difference between badwill and goodwill, between very critical feedback or the opposite.

From the onset, the intensified collaboration with our customers around the world was very rewarding. Today, we know not only that there is a problem, we also know what the problem is. And we are acting accordingly.

Our customers have responded very positively to our initiative, accepting to invest their time and labour in the process. We are very grateful for their acceptance. Obviously, in their feedback, they emphasise that they have still to see the results of the efforts – knowing too well that changes of this magnitude are not implemented overnight. This is also mirrored in the fact that The Will to Win runs until the end of 2008.

New management, new organisation

The introduction of a brand new management structure was one of the most comprehensive internal changes in Vestas. The new organisation is a direct consequence of The Will to Win and focuses on simplicity, uniformity, quick decision-making procedures and transparency.

At the same time, countering silo-based behaviour which is very common in large enterprises has been a goal in itself. Not only functionally, but also in terms of our corporate culture.

The result was to replace the previous five-member management with a small Executive Management consisting of my colleague Henrik Nørremark and myself and instead bring responsibility and competencies out where they are needed the most in our day-to-day operations – i.e. in the business units that serve our customers and where our many employees are located.

We wish to create a new global Vestas culture. Globalisation creates fantastic opportunities for Vestas, but it takes courage to seize them. At the same time, it means goodbye forever to a local mindset.

Focusing on culture, we set up a corporate function called Vestas People & Culture, as the previous organisational structure proved to be an impediment to the intended development.

In the new organisation, we refer to the current 15-member Group management as the Vestas Government. The term Government is used deliberately. Having accepted a seat in the Government, by definition you opt not to be part of the opposition.

The Vestas Constitution

Another new concept that everyone at Vestas has had to adopt is the Vestas Constitution, which is the foundation on which the Group builds its development and which directs our every move.

The Will to Win stipulates that decisions should be made on the basis of what serves Vestas best. Today, this is the key issue in the job description for all of us at Vestas. This Vestas Constitution denotes what Vestas stands for, which policies to pursue and which business procedures to follow, and it comprises a number of projects which are crucial for Vestas' current development phase.

Examples hereof range from ongoing communication with the employees about the current status of the strategic process, dialogue with our customers, recruitment and competence building over e.g. product quality, risk management and advanced diagnostic tools to more fundamental issues such as management and financial reporting, etc.

Communication: An important management tool

In connection with the launch of The Will to Win, I strongly emphasised that communication will become one of Vestas' most important management tools in the years ahead.

Vestas is a large and complex enterprise to understand. I say this not as an excuse but in recognition of the fact that we have not been able to adequately explain to our stakeholders how the company operates. The result is that too often it has been left in the hands of people without access to the necessary facts to draw conclusions in respect of the Group's financial performance, technology or prospects.

Such inadequate conclusions, for which, unfortunately, we were often ourselves to blame, should be turned around at the earliest possible opportunity.

One of the key purposes is to transform Vestas into an open, transparent and communicative company. We in the Executive Management attach great importance to pursuing this ambition, and the new dialogue with our customers should help us to retain focus on this area.

The company's external auditors have also been involved in the process, and now that the transparency is almost in place, we have a better overview of the state of affairs. Accordingly, the Board of Directors and the Executive Management have reason to believe that any potentially unpleasant surprises in the future will be identified before any irreparable damage occurs.

This part of Vestas' future communication and reporting should not only be maintained. It will also be further extended and refined so that we may optimise our communication with the outside world – our shareholders, analysts, the press and other stakeholders – and, above all, become a more trustworthy company.

As a direct effect of these initiatives, starting in 2006 Vestas intends to prepare actual quarterly financial statements. Previously, two of the quarterly announcements did not include financial figures, but going forward, all four presentations will be actual announcements of financial figures, which, in addition to being presented at press and analysts meetings, will be webcast live via the Internet in English, allowing all stakeholders and especially the Group's employees to follow the presentation.

Subsequently, the transmission will be made available at the Vestas Web site, from which presentations and announcements can also be downloaded.

Whistle blowing

Our goal is a company that is transparent and easy to understand, and this is the background for the whistle blowing policy that we now introduce at Vestas.

The employees will typically be the first to detect irregularities or fraudulent behaviour in a work place. However, it often turns out that most people are reluctant to pass on their suspicions. While this may be understandable, it is often for the wrong reasons, with fears of disloyal behaviour towards colleagues or the employer probably being the most common motives.

The objective of Vestas' new whistle blowing policy is therefore to avoid such potential reluctance. With this move, Vestas joins a number of other Danish enterprises who, in a manner of speaking, grant "safe conduct" to employees who believe that they have knowledge of criticisable conditions or actions – factors that may harm Vestas in terms of our financial position, reputation or otherwise.

The new policy should be seen as one of many components that emphasise Vestas' commitment to maintaining an organisation in which everyone can be confident that important information is neither suppressed, nor remains undisclosed.

The Vestas will to win

Since I took up my position, I have repeatedly been amazed by the strong and persistent determination and fighting spirit among Vestas' employees. It is remarkable to maintain such a commitment in a period during which disappointments have unfortunately overshadowed the positive news flow.

The outlook for 2006 is much more favourable today. A great number of challenges remain, but we know where we are headed, we have defined a strategy and, most of all, we have the skills and will to live that strategy.

Moreover, although 2005 was a very difficult year for the Group, we outperformed one of the three central benchmarks of the strategy until 2008 – net working capital – already in the first year. As a result, the Group's cash flow from operations improved by more than EUR 178m from 2004 to 2005.

In spite of everything else, we take the liberty of interpreting these figures as an indication that our many initiatives are starting to have an effect, and we in the Executive Management would therefore like to end by conveying our sincere thanks to all Vestas' employees for the immense effort they have contributed in all parts of the world to achieving our targets. Personally, I would like to thank my colleagues for the welcome I have received everywhere in the organisation. It has been a pleasure for me to travel around the world and meet nearly all Vestas' employees when we launched our new strategy and generally, it is always interesting to be given the opportunity to meet all my colleagues and discuss their ideas of what serves Vestas best.

The loyalty and commitment displayed by everyone is impressive, and that is in fact the best proof of the will that permeates Vestas today. This is the will that inspired the name of the corporate strategy: The Will to Win.

Ditlev Engel
President and CEO



Overview

Revenue EUR 3,583m
Operating loss EUR 116m (-3.2 per cent)
Cash flow from operating activities EUR 148m
Sales in MW 3,185

Group performance in 2005

In spite of a substantial 52 per cent increase in revenue, Vestas reported entirely unsatisfactory results in 2005. The Group reported an operating loss (EBIT) of EUR 116m. This translates into an EBIT margin of minus 3.2 per cent.

The disappointing performance – more than 7 percentage points below the original March 2005 forecast – was due primarily to three factors:

- *Earnings on the major projects in North America were much too low*
  Vestas' extraordinary effort to complete a number of major projects in North America on time reduced the already unsatisfactorily low profitability of these projects. To this should be added derived impacts of Vestas' prioritisation of resources which has caused delayed deliveries of other more profitable projects.
- *Component shortage*
  Vestas' substantial growth in 2005 has resulted in major planning and capacity challenges for Vestas as well as for the suppliers. One of the consequences of this pressure was that a number of suppliers were unable to supply the necessary components in due time, causing delays and extra costs of completing orders in a number of markets.
- *Warranty provisions*
  Following an extraordinary review of warranty provisions in the autumn of 2005, Vestas has resolved to increase its provisions in addition to the original provisions for the year. These additional provisions reflect insufficient quality of certain components in Vestas' turbines.

Of the total variance between the realised operating loss, EBIT, and the originally expected level, EUR 191m is attributable to operational variances whereas EUR 106m is attributable to increased warranty provisions.

In spite of the great loss in 2005, the Group succeeded in maintaining positive liquidity:

- Vestas generated a cash inflow from operations of EUR 148m in 2005.
- At the end of the year, net working capital stood at 14 per cent of the revenue for the year, which is a substantial improvement relative to the net working capital of 29 per cent in 2004 and far better than the target defined for 2008.

Vestas' backlog of firm and unconditional orders increased by 81 per cent during 2005 to an all-time high of EUR 3bn.

Financing and capital increase

The management expects that the Group's existing credit and warranty facilities are sufficient to cover the Group's operations in 2006.

To create the necessary room to pursue the strategic development efforts, the Board of Directors has resolved to strengthen the Group's capital base. Accordingly, the Board of Directors will exercise the authority to raise the company's share capital by up to 10,292,930 new shares of DKK 1.00 nominal value each.

	Actual 2004	Forecast March 2005	Actual 2005	Change
Revenue (mEUR)	2,363	3,000-3,200	3,583	52%
EBIT (mEUR)	(49)	-	(116)	-
EBIT margin (%)	(2.1)	approx 4	(3.2)	(1.1) percentage point
Profit/(loss) after tax (mEUR)	(61)	-	(192)	-





Revenue (mEUR)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1,282
1,395
1,653
2,363
3,583
2001
2002
2003
2004
2005



Operating profit/(loss) (EBIT) (mEUR)
150
100
50
0
-50
-100
-150
143
74
74
(49)
(116)
2001
2002
2003
2004
2005

Total proceeds from the capital increase and the estimated transaction costs will be disclosed upon completion of the share capital increase. The final costs incidental to the capital increase will be disclosed in the company's annual report for 2006.

Proceeds from the capital increase will be used for ongoing capital investments required to continue the strategy development to manufacture cost efficient and technologically outstanding wind turbine solutions.

The capital increase is expected to be carried out on 29 March 2006.



Cash flow from operating activities (mEUR)
150
100
50
0
-50
-100
-150
(14)
(126)
153
(30)
148
2001
2002
2003
2004
2005

Plans and outlook for 2006

In its expectations for the Group's performance in 2006, the Vestas management emphasises in particular the following five key conditions and assumptions:

- The extended capital base and continued positive development in liquidity.
- The many operational initiatives to improve customer satisfaction, product quality, production efficiency and in-house processes.
- The prospects that the global market for wind energy will grow substantially also in 2006.
- The record-strong backlog of orders with a satisfactory contribution margin.
- Settlement of warranty obligations in accordance with the provisions made.



Sales MW
3,000
2,500
2,000
1,500
1,000
500
0
2,520
2,670
2,667
2,784
3,185
2001
2002
2003
2004
2005

Against this background, the Group projects revenue in 2006 to be in the EUR 3.6-3.8bn range. More than 60 per cent of this had already been secured through firm and unconditional orders at the beginning of the year. For 2006, an operating margin (EBIT) in the 4-7 per cent range is projected.

Vestas continues to target an operating margin of at least 10 per cent in 2008, a net working capital of no more than 20 to 25 per cent and a global market share of at least 35 per cent.



The modern global society:

The development of modern society demands energy and political farsightedness

The world is growing. Not just as regards population, but also in the fields of technological development and economic welfare. This growth is driven particularly by populous nations such as China and India, which are currently the scene of unparalleled economic development. However, development of a modern society comes at a price – and the "bill" includes vast quantities of energy.

Take a look at the fact box below. The figures speak for themselves, and the message is clear: if the development of modern society is to continue at the same rate as today, both the ability and the will to innovate will be essential. As will the ability to think globally. And, in particular, to take the long-term view.

- Population figures throughout the world are growing at remarkable speed, and the global population is expected to exceed 9 billion in 2050.[1] In addition, it is expected that in 2030, 60 per cent of the world population will be resident in towns and cities.[2] This development will produce a sharp increase in the need for energy – for the production of food and clothing alone.
- Global electricity consumption is expected to double between 2002 and 2030, with an annual growth rate of 2.4 per cent.[3]
- In the period 1999-2002, electricity consumption in China rose by an average of 9.4 per cent per annum. In 2003, growth totalled 15.4 per cent, while in some coastal areas it exceeded 20 per cent.[4]

[1] *Population Division of the Department of Economic and Social Affairs of the United Nations Secretariat: "World Population Prospects: The 2004 Revision". New York, 2005.*

[2] *Population Division of the Department of Economic and Social Affairs of the United Nations Secretariat: "World Urbanization Prospects: The 2001 Revision". New York, 2002.*

[3] *International Energy Agency (IEA): "World Energy Outlook 2002". Paris, 2003.*

[4] *Platts: "Asian Electricity Outlook 2006". London, 2005.*

More welfare = greater energy consumption

The growth of a country's energy consumption is closely linked to the growth of this country's gross domestic product (GDP). The relationship is particularly noticeable in countries where the rise in GDP is accompanied by major urbanisation, industrialisation and a general rise in the living standards of the population – as for example the current situation in China. During a development of this kind, a great many energy-intensive production companies are set up and, in step with improvements in the standard of living, the population tends to purchase more and more energy-consuming equipment such as cars, air conditioning systems, white goods and computers.

In more mature economies such as those of the United States, Australia, Japan and the countries of Western Europe, the relationship between economic development and energy consumption is not as pronounced. This is because, for example, the energy prices in these countries are higher and because in many cases, the increase in the standard of living results in old cars, refrigerators, etc. being replaced by new and often less energy consuming models.

A tricky balance

One of the key questions that arises when looking at current development is: how long can the conventional forms of energy actually meet demand? By definition, the question is remarkably complex, which is why no-one currently has the capacity to provide a definitive answer. On the other hand, experts are broadly agreed that with current energy requirements, we are already using appreciably more fossil fuel than we are discovering – and that sooner or later we will become dependent on other forms of energy such as bio fuel, solar energy, hydroelectric energy, hydrogen. And wind.

If the world is to have access to sufficient energy to support the expected growth, there is therefore only one way to go: a critical and long-term examination of the energy mix. Not only because fossil fuels will run out at some point in the future, but also because the uneven geographical distribution of natural resources could easily undermine the political stability of the world. At the beginning of 2006, a combination of political tension, unusually cold weather and disagreement about gas supplies sent strong energy-political shockwaves through a number of European countries, and made it clear that supply reliability and price stability are parameters crucial to the ability of a country to maintain its standard of living and continue its development.

Wind, oil and gas

In 2005, Vestas presented a new vision – Wind, Oil and Gas. And with the prospect of electricity consumption doubling from 2002 to 2030, it makes perfect sense to consider wind power a source of energy as important as oil and gas in the future. Therefore, there are many good reasons why politicians and energy utilities both in Europe and the rest of the world are currently taking a long, hard look at wind power:

1. Wind is an inexhaustible resource.
2. Wind power can compete with conventional sources of energy if the comparison is made on equal terms.
3. Wind power contributes to a higher level of self-sufficiency.
4. Wind power makes it possible to establish a lot of MW in a short time.
5. Wind power is CO_2 neutral and therefore makes a positive contribution to countries' goals for reducing emissions of greenhouse gases – in relation to the Kyoto Protocol, for example.

Important choices

Questions about resources, delivery reliability and environmental considerations should all trigger political thoughts around the world. Big, farsighted thoughts that should lead to a range of crucial energy-political choices in the immediate future. And which should make even more room for renewable energy – wind power in particular – in the total energy mix.



In the time it took you to read this article, approx 329,000 barrels of oil were consumed around the world.[5]

[5] *Based on a daily global consumption of 79 million barrels of oil (cf. International Energy Agency (IEA): "World Energy Outlook 2005". Paris, 2005). This gives a total consumption of around 914 barrels per second. It is estimated that a reader will take 6 minutes to read this article.*





The modern global society:

Wind power goes toe to toe with fossil fuels

On 16 February 2005, the Kyoto Protocol came into effect following the decision by Russia to ratify the document the previous November. The Protocol is the most significant expression so far of the increased focus on global climate change, and one of the results is that the global costs linked to a specific type of emission are being quantified. When the Kyoto Protocol actually put a price on CO_2 pollution, an important step was taken towards a fairer business environment for renewable forms of energy – including wind power – as it marked the start of the inclusion in electricity prices of CO_2 costs from conventional forms of electricity production. This improvement to market conditions also adds additional impetus to new marginal projects in the field of wind energy and further improves profitability.

The Kyoto Protocol includes three "flexible mechanisms", which are all based on the fact that the environment is a global entity, and that a reduction of CO_2 emissions will therefore have the same positive effect, no matter where on Earth it may take place. One of the mechanisms is a new quota market which, as from 2008, will open the door to the purchase and sale of CO_2 quotas across international borders. In other words, this new market makes it possible to put a price on a source of pollution.

As an introduction to the new international quota market, the EU opened its own internal quota market at the start of 2005. This market initially obliges 11,500 European energy utilities and companies to lay down the CO_2 strategies that secure them the greatest profitability on the basis of the CO_2 quotas they have been allocated. In other words, which strategy serves the bottom line best: reducing production if the quotas allocated are not sufficient; paying for extra pollution, if necessary, by buying CO_2 quotas; or investing in projects that reduce CO_2 emissions, which would make it possible to maintain or even increase production – and perhaps even to obtain unused quotas which could then be sold on the quota market.

! In 20 years, a V90-3.0 MW offshore turbine will save the environment from 233,000 tons of CO_2. This corresponds to the annual amount of CO_2 emission of 27,500 EU citizens.[1]

The true value of the wind

Both the sale of quotas and investment in CO_2 reduction projects offer financial benefits to many companies, and both also open up interesting perspectives for Vestas and the wind energy sector as a whole. As regards the investment model, this has become increasingly attractive in line with the rapid development in the price of European CO_2 quotas. In 2005, the price of a CO_2 quota – i.e. the right to emit one ton of CO_2 – actually tripled from approx EUR 7 to around EUR 22.

Cutting kilowatt prices by a third

Another way to view the financial consequences of an investment in wind power is to take a look at the price per kilowatt-hour generated. From this angle, too, the new quota market helps to highlight the competitiveness of wind power. As Jakob Larsen, Manager of Environment and Occupational Health & Safety at Vestas puts it: "With a quota price of EUR 22, the value of the savings in CO_2 that stem from using wind turbines to generate energy rather than investing in a new conventional power station amounts to EUR 0.012/kWh. This is almost a third of the average kilowatt-hour price on the spot market in 2005, which makes it a significant factor for energy utilities to consider when calculating investments in new power plants."

A quota price of EUR 22/ton CO_2 corresponds to savings of EUR 0.012/kWh	
CO_2 quota price:	EUR 22/ton CO_2
Average CO_2 emissions in Europe (electricity)[2]:	548 g CO_2/kWh[3]
Price of CO_2 emission/kWh: EUR 22/ton CO_2 * 0.000548 ton CO_2/kWh	EUR 0.012/kWh

Price development of the CO_2-quota market in 2005


Euro
30
25
20
15
10
5
0
February
March
April
May
June
July
August
September
October
November
December

In 2005, the price of a CO_2 quota rose by 214 per cent.
Source: Nord Pool ASA, The Nordic Power Exchange.

An immature market

Trade in CO_2 quotas is still in its infancy and the first year in particular has been distinguished by the fact that both politicians and players on the new quota market have had to get to know the mechanisms that influence prices to a greater or lesser extent. According to Knut Lockert, Vice President of Corporate Communications for Nord Pool – the Nordic Power Exchange – it soon became evident that the allocation of quotas to the individual EU countries was one of the factors which exerted a major influence on the quota price. "If, for instance, a country was allocated a lower number of CO_2 quotas than the market expected, the result was an increase in the quota price," he explains and continues: "Therefore, the development of the quota price to date has been strongly linked to political decisions." Knut Lockert points out that in addition to the elements determined by politics, some correlation has also been observed between the CO_2 quota price and the spot prices for oil, coal and gas. Moreover, in countries where electricity production is based on hydroelectric power, the volume of precipitation has also had an influence on prices. He expects that these non-political correlations will come to play a more significant role in the future. "As the market matures, and as the political situation clarifies with regard to both allocations and the transition to the international quota market in 2008, I think that, generally speaking, we will see less significant fluctuations in the quota price than we have observed so far."

Quota trade has an influence on electricity prices

Nord Pool was the first power exchange in the world to open up for the buying and selling of CO_2 quotas, with trade in 2005 totalling 27.9 million tons of CO_2. According to Knut Lockert, the first year of pricing CO_2 pollution has already demonstrated that trade in quotas has had the desired impact on the spot prices on the electricity market. "The buying of quotas has become an additional cost in relation to electricity production and therefore an increase in quota prices has had a knock-on effect on electricity prices," says Knut Lockert, who simultaneously stresses that it is still too early to predict the exact level of the correlation in the future.

Trade in CO_2 quotas cannot do it on its own

With the current quota price of approx EUR 27 (March 2006), the sale of quotas can make a significant contribution to the financing of a wind turbine – both within a country's own borders and in the form of CDM and JI projects (see fact box on this page) such as the one in which the Danish State has participated through the establishment of the Tūrisalu wind power plant in Estonia. Within this project, which is expected to cut emissions of CO_2 into the environment by 453,445 tons over the first eight years alone, the Danish State has guaranteed the owners that CO_2 quotas will be purchased at an agreed price.[4]

There are relatively large variations in CO_2 quota prices, depending on whether the trade is carried out directly through a stock exchange such as Nord Pool, or whether it is linked to CDM and JI projects. To date, the price of CDM and JI-related quotas has been approx EUR 3-8/ton CO_2. This low price is primarily due to the risk of the CDM or JI project in question not being completed.

When looking at the increased profitability of wind power, it is no surprise that we at Vestas welcome the new European quota trade. At the same time, however, we must make it clear that in order to prevent distortion of the market, it would be more appropriate to replace the current political distribution – in the form of free allocation of emission permits – with a system based on auctions.
It is equally important to stress that it will only be possible to use the emission trade scheme to replace the previously established subsidy arrangements for renewable energy once the scheme has been expanded to include all the external costs linked to conventional electricity generation – including those associated with hazardous waste.

[1] *International Energy Agency (IEA): "World Energy Outlook 2004". Paris, 2005.*
[2] *The average emission per kWh depends on the country in which the wind turbines are installed.*
[3] *Calculation based on "Opdatering af UMIP-databasen" (Updating the UMIP database), work report from the Danish Environmental Protection Agency, No. 27, 2002.*
[4] *Analysis prepared for the Danish Wind Industry Association by ECON Analyse: "Economics of JI and CDM projects". Copenhagen, 2004.*

The flexible mechanisms of the Kyoto Protocol

The Kyoto Protocol lays down targets for all participating countries regarding their emissions of CO_2 for the period 2008-2012 in relation to their emissions in 1990. On average, the countries involved must cut their emissions by 5.2 per cent. The reduction targets are primarily to be achieved by the introduction of energy-saving measures and by converting to cleaner energy production. As a supplement to these initiatives, the Protocol contains three flexible mechanisms:

1. Trade in CO_2 quotas
Countries are entitled to trade their CO_2 quotas with one another. This means that if a country does not use all of its quotas, it can sell these extra quotas to a country that is finding it difficult to meet its reduction targets. In addition to this, the EU has set up its own quota market for 11,500 energy utilities and companies and has similarly allocated quotas to these players. However, all companies, organisations and private individuals are entitled to trade on the EU quota market. Moreover, the EU has opened up for trade in CDM and JI projects through the EU quota market.

2. Joint Implementation
Joint Implementation (JI) gives industrialised countries the opportunity to finance CO_2-reducing projects in other countries and receive payment in the CO_2 quotas to which the project gives rise.

3. Clean Development Mechanism
The principle behind the Clean Development Mechanism (CDM) is the same as applies to Joint Implementation. The only difference is that under CDM, industrialised countries finance projects in developing countries and then deduct the full volume from their own CO_2 account.

Source: United Nations Framework Convention on Climate Change: "The Mechanisms under the Kyoto Protocol: Joint Implementation, the Clean Development Mechanism and Emissions Trading".



The winds of change:

The winds of change are blowing over Vestas

2005 was a year that introduced many new words and concepts at Vestas. New vision. New mission. And, in particular, a new strategic plan entitled The Will to Win, which lays down the direction for the coming three years' closely targeted battle to make Vestas a sound business once more, and to defend the company's position as the undisputed leader on an increasingly competitive and globalised energy market. But what do all these new words mean? How are they linked together? And what do they have in common?

At the start of 2005, Vestas was facing a range of challenges which were, to put it mildly, clear and present. First and foremost, we had to admit that the level of satisfaction among our customers was moving in the wrong direction. With good reason, in many areas. At the same time, the key figures spelled out the situation: our earnings had fallen to a level that would no longer satisfy either our management or our shareholders. And on top of that, we had to accept that the nature of our competitors was completely new and no less challenging – in the light of the fact, for example, that a number of major industrial players had entered the wind energy market.

To get Vestas back on track and become a profitable business again, we need to make a significant change in our course.

From all this, we had to draw the inevitable conclusion: To get Vestas back on track and become a profitable business again, we need to make a significant change in our course.

A title with backing

When, on 26 May 2005, Ditlev Engel, President and CEO, unveiled Vestas' new strategic plan to employees, shareholders and the press, he did so with the following words: "Winners have a plan, losers have an explanation. We at Vestas have a plan."

In many ways, the plan in question can be compared to a route map. The Will to Win lays down the course Vestas is to follow until 2008 with a view to achieving the three overriding and prioritised financial targets: 1) an EBIT margin of at least 10 per cent; 2) a net working capital of maximum 20-25 per cent of revenue; and 3) a market share of at least 35 per cent. Or more simply expressed: Vestas has to succeed in converting its leading position into a profitable business.

A goal of this kind demands the will to fight, team spirit and a healthy dose of willingness to change from each and every one of Vestas' more than 10,000 employees.

The vision – the new guiding light

The cornerstone of the future activities – and therefore also of The Will to Win – is the new vision that is to function as a clear guiding light for everyone at Vestas in the years to come – even beyond the relatively short-term horizon of the strategy. As most of us have already discovered – and learned by heart – the vision is brief and to the point:

Wind, Oil and Gas.

At first glance, Vestas' new vision appears remarkably simple and non-controversial. Three familiar sources of energy side by side – so what? However, if you scratch the surface a little, it becomes clear that not only is the vision ambitious, but it also throws down a clear challenge to the incorrect assumption that wind power is chosen on account of environmental considerations and in spite of economic concerns. Because even though the environmental aspects of wind power are indisputable and will continue to act as an important sales argument for Vestas, we are currently operating in a fiercely competitive market. Customers are choosing wind power and Vestas because in addition to a sustainable form of energy, we supply a product that, from a commercial perspective, can compete with oil and gas, for example, when comparisons are made on equal terms.

Simply put, our new vision is an expression of Vestas' commitment, as the world champion of wind turbine manufacturers, to lead the field in striving to have wind energy perceived on a par with oil and gas. That is if wind energy is generated by a Vestas turbine.

The mission – the way forward

While a company's vision can indicate a target somewhere in the distant future, the mission must be more tangible and express the fundamental idea or direction the company is to follow to bring the vision within reach. Most companies thus use their mission statement to put into words their reason for existence and to answer the following question: what do we want to do – and for whom? ▶

We at Vestas have formulated a new mission that challenges this common perception of the concept. We have chosen to go straight to the heart of the matter – i.e. the simple and remarkably demanding fact that Vestas can only achieve its vision by being 100 per cent reliable in everything we do, at technical, financial and personal levels. Therefore, Vestas' new mission states:

At Vestas, failure is not an option.

With our new mission, we are sending a clear and unambiguous signal to each other and to the world around us. A signal that the concept of "good enough" no longer exists at Vestas, and that our fundamental attitude is for each and every employee to work on each and every part of each and every task on the basis of a genuine will to do the very best he or she can. And to win.

In other words, we at Vestas are unshakeable in our belief that our new mission is as correct as it is unconventional. That it is a "mission possible".

The values – the solid foundations

The foundations of both our vision and our mission – what you could call the glue that holds our global company together – consists of Vestas' four core values: trustworthiness, care, the power to act and development.

These values are unchanged from the time before The Will to Win, and they express Vestas' fundamental attitude to running a business. How do we want to treat our customers, what do we want to stand for in the market, and what must above all distinguish the culture of our company? Without these four core values as crucial guidelines for our everyday work, we would be missing an important element in the unity consisting of our values, mission and vision.

The two first values – trustworthiness and care – constitute the very foundations for Vestas' ability to exist and grow as a company. Customers, shareholders, employees and other stakeholders must, at all times, be able to take for granted that Vestas keeps its promises and is a trustworthy partner. At the same time, there must never be even the slightest reason to doubt that we prioritise safety, quality and respect for one another and our customers above everything else – or that care also applies to our attitude to the environment.

At first glance, Vestas' new vision appears remarkably simple and non-controversial. Three familiar sources of energy side by side – so what?

As regards the two other values – the power to act and development – these are the ones that are to carry Vestas forward and ensure that things actually happen, from both technological and commercial perspectives.

We have kept the four core values and the Willpower as a symbol of these values in connection with The Will to Win. This clearly expresses the fact that Vestas does not want to *be* different as a company. Rather, we need to *act* differently because the world around us and our markets are changing constantly and rapidly.



The sculpture entitled Viljen (Willpower) reaches for the sky but remains firmly anchored to the ground – a symbol of Vestas' vision and values.

One Vestas

Another important concept that has been spoken and written about many, many times both before and after the new start in May 2005 is One Vestas. Roald Jakobsen, President of Vestas People & Culture, one of Vestas' new business units, explains: "One Vestas has to do with building up a shared understanding of our company. It is about creating the best possible conditions for a culture with the emphasis on community and room for the individual. The key to success is primarily rooted in our employees' attitude. And I hope and believe that we will soon reach the milestone where we all recognise that The Will to Win, the vision, the mission and our four core values are inextricably linked together as a die-cast foundation for our common journey towards our goal. More than 10,000 colleagues, pulling together in the same direction. One Vestas."



The winds of change:

New players on the field

We at Vestas are convinced that the future for wind power is very bright – side by side with oil and gas. The fact that we are not alone in this belief is highlighted by the decision by a number of big players from the conventional energy sector to enter into the renewable energy market. As a result, a completely new market situation is emerging – one distinguished not only by customers becoming bigger, more professional and more farsighted in their investments, but also by established developers and energy utilities being joined by some of the world's largest players within fossil fuels.

There are many reasons why wind power has begun to make its way onto the agendas of some of the biggest energy companies in the world. Firstly, their interest is an admission that the steadily rising energy consumption worldwide is making it essential to think in terms of options to fossil fuels – partly on account of the effects on the environment, partly due to rocketing oil prices, and partly because fossil fuels are limited resources that are going to run out at some point. Secondly, political frameworks for investing in wind power today are much more stable than they were just a few years ago. And finally, technological development has by now made it clear that wind is more than "just" an environmentally friendly and inexhaustible source of energy; it is also a form of energy that can compete with, for example, oil and gas on the basis of commercial parameters – as long as comparisons are made on equal terms.

This last point was illustrated by Vivienne Cox, Executive Vice President for Gas, Power & Renewables at BP when, on 29 November 2005, she introduced the new business unit: BP Alternative Energy. This is a unit that gathers together all BP's activities in the production and sale of energy with low or no CO_2 emissions – i.e. energy from the wind, sun, hydrogen and natural gas. At the launch, Vivienne Cox stated: "We can make a successful business out of doing something very beneficial, addressing one of the world's greatest concerns."

Another major energy supplier – Shell – spotted the opportunities inherent in using renewable energy as early as in 1997 when it established Shell Renewables as its fifth core business. Graeme Sweeney, Executive Vice President of Renewables, Hydrogen and CO_2 at Shell gives the following explanation for Shell's involvement in renewables: "Our participation in the alternative energy market has three main objectives: expanding energy options; making alternative energy solutions competitive with conventional energy sources; and establishing a leading position in the alternative energy sector – a sector which is expected to make up between a quarter and a third of the energy mix by 2050. Shell has already invested over USD 1 billion in renewables over the past five years and I believe that by focusing on a carefully selected set of technologies, which demonstrate the best combination of reliability, cost effectiveness and sustainability, we will create a strong business which will provide a substantial contribution to the future energy mix."

Graeme Sweeney comments on Shell's decision to invest in wind power: "Managing the carbon footprint is one of the biggest challenges for all of us. In the energy sector, we carry a particular responsibility not only to reduce the impact of our production and manufacturing processes, but also to help our customers reduce their impact. We see wind energy as one of the key new energy technologies, capable of delivering outstanding results and generating clean energy all over the world. Our experience gained from a number of onshore projects in the US and the Dutch offshore wind park Egmond aan Zee underlines my belief that the industry can deliver."

Shell WindEnergy, a division of Shell Renewables, is setting up the first Dutch offshore wind power plant "Egmond aan Zee" in 2006 through a joint venture with Nuon, one of the largest energy companies in the Netherlands. The plant will comprise 36 units of V90-3.0 MW turbines and will supply more than 100,000 Dutch households[1] with environmentally friendly electricity.

[1] *Shell Renewables' press release "Start of the offshore wind park Project Egmond aan Zee" from 15 May 2005.*


The winds of change:

New management structure reinforces the power to act


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1. Hans Jørn Rieks · President, Vestas Central Europe A/S
2. Tom Pedersen · President, Vestas Northern Europe A/S
3. Ebbe Funk · President, Vestas Mediterranean West A/S
4. Ditlev Engel · President and CEO
5. Thorbjørn N. Rasmussen · President, Vestas Asia Pacific A/S
6. Knud Bjarne Hansen · President, Vestas Towers A/S
7. Søren Husted · President, Vestas Nacelles A/S
8. Finn Strøm Madsen · President, Vestas Technology R&D
9. Jens Søby · President, Vestas Americas A/S
10. Henrik Nørremark · Executive Vice President and CFO
11. Ole Borup Jakobsen · President, Vestas Blades A/S
12. Bjarne Ravn Sørensen · President, Vestas Control Systems A/S
13. Paolo Tabarelli de Fatis · President, Vestas Mediterranean East A/S
14. Roald Jakobsen · President, Vestas People & Culture
– Anders Søe-Jensen · President, Vestas Offshore A/S (as of 1 January 2006)

In spring 2005, significant changes were made to the Vestas organisation and management structure in connection with the advent of Ditlev Engel as President and CEO, and as an important part of the strategic plan entitled The Will to Win. The Vestas Executive Management shrank from five members to two. In return, a new Government was set up, comprising not only the Executive Management but also the Presidents of all 13 Vestas business units – of which three are new additions to the organisation.

One of Vestas' four core values is the power to act, and this is a value Ditlev Engel, President and CEO, consistently highlights when explaining the reason for the new management structure. "Previously, it was said that the big prey on the small. We at Vestas are convinced that in a world distinguished by globalisation and competition, it is rather a matter of the quick preying on the slow," says Ditlev Engel before going on to add that it can often be a very big decision for a company not to take a decision. For the same reason, it was essential to create a management structure with the shortest possible routes from idea to action so as to achieve the goals of the new strategic plan.

The various business units within the Vestas organisation depend on each other because everything is inextricably linked. Moreover, as both political and competitive conditions on the wind power market change almost from one hour to the next, it was important to bring the people who have the everyday responsibility for – and thus a keen understanding of the actual circumstances of – the various business units as close as possible to the Executive Management. The result was the creation of the new Vestas Government which, in order to ensure maximum power to act in all areas of the Group, holds telephone conferences once a week, and physically meets 8-10 times a year.

Another factor that carried a lot of weight in the considerations concerning the new structure was the desire to divide responsibility more clearly and unambiguously between the business units. Previously, there were a number of areas of overlap in the context of decision-making, and even though it is impossible to eliminate "grey areas" completely, the new structure at Vestas makes it much easier to define precisely who is responsible for what.

The big picture

One of the Government members who has experience with both the new and the old structure is Tom Pedersen, President of

Vestas Northern Europe A/S. He welcomes the new structure with open arms. "Today, much more work is carried out across business unit boundaries," he says and continues: "The new management structure means faster communication. In addition, the new Government includes people who know first-hand what is happening in the operational section of the organisation. At the same time, all us 'ministers' get to see a more holistic image of the company and build up an understanding of why we have to follow a specific course in particular situations." He adds that the new structure provides much greater ownership of decisions when those involved have personally participated in making them. And as Ditlev Engel has stated on more than one occasion: "When you are in government, you cannot be a member of the opposition."

As mentioned above, the new management structure has made it easier to implement decisions out in the 13 business units. In this context, Tom Pedersen highlights the work to develop communication from the Government to the other parts of the organisation as one of the most important challenges for 2006.

Farewell to the silo approach

The implementation of the new structure saw the appearance of no fewer than three new business units on the Vestas organisation chart. At the same time, Ditlev Engel considered it essential that Vestas bid farewell to the traditional "silo approach", which involved sharp dividing lines between, for example, sales and production. "A lot of people thought that our decision not to divide the units clearly between sales, production and specialist skills in our organisation chart was an oversight. But when the 13 units are positioned randomly in the chart, it clearly signifies that we are all dependent on each other and that Vestas functions as a completely holistic unit," explains the President and CEO.

Three new focus areas

The three new business units – Vestas People & Culture, Vestas Technology R&D and Vestas Offshore – are all units which prior to the implementation of the new structure were either staff functions or skill centres under a different business unit. By making these independent units with representation in the top management – the Government – Vestas is making it absolutely clear that in future, these three areas will be given much greater focus and priority within the company.



Vestas Wind Systems A/S
Corporate functions
Vestas Nacelles A/S
Vestas Asia Pacific A/S
Vestas Central Europe A/S
Vestas Blades A/S
Vestas Towers A/S
Vestas Northern Europe A/S
Vestas Mediterranean West A/S
Vestas Americas A/S
Vestas Mediterranean East A/S
Vestas Technology R&D
Vestas Control Systems A/S
Vestas People & Culture
Vestas Offshore A/S




The winds of change:

Global Vestas

If you run a search on the word "globalization" on google.com, you will get more than 50 million hits on Web sites which, in one way or another, have to do with this concept. But what exactly is globalisation? Is it a threat or an opportunity? And how does it find expression in a worldwide industrial group such as Vestas?

Ask ten different people to define globalisation, and you are likely to hear ten different answers. These may well include "exporting local jobs" and "eliminating trade borders" – depending on who you ask. At Vestas, however, the definition of the concept can be boiled down to a single word: Opportunities.

In the words of Ditlev Engel, President and CEO: "Globalisation gives all companies a shot at the world title within their specific areas of operation – and there are gold medals to be won every day!" On the other hand, he makes no attempt to downplay the fact that companies have to live up to completely different requirements if they want to cross boundaries and succeed in a global market.

A question of respect

"Above all, globalisation has to do with maintaining a physical presence on the markets where you choose to operate so as to build up the best possible insight into – and understanding of – your customers' requirements. In this regard, it is essential to maintain deep respect for the differences that distinguish the markets in the fields of culture, traditions, and so on," explains Ditlev Engel. He continues: "If you want to succeed as a truly global company, you must have a genuine desire to act as an authentic locally deployed company and find the best possible balance between the local mindset and the overriding philosophy of your company. Therefore, Vestas can actually be considered a 'glocal' company – i.e. one that is global and local at the same time."

From Ringkøbing to Singapore

One of the most recent examples of Vestas prioritising local presence very highly is the decision to move the Vestas Asia Pacific business unit from Ringkøbing, Denmark, to Singapore. The move is to start in July 2006 and forms a part of a comprehensive strategic development of the business unit. Thorbjørn N. Rasmussen, President of Vestas Asia Pacific A/S, sees the move as both a necessary and a farsighted step. "Everything points to Asia becoming one of our largest markets over the next few years. This is where the real economic growth is happening at the moment, so it is also here that the demand for electricity is increasing most strongly," comments Thorbjørn N. Rasmussen. He has no doubt that the strategy of moving the head office to Singapore and, at the same time, placing operational responsibility at three regional sales and service centres in Australia, India and China will reinforce Vestas' position in the region. "The potential here is colossal, but it requires us to maintain a strong physical presence in the region and to act as a locally deployed company with strong Vestas values – not only in relation to customers and political decision-makers, but also as regards our capacity to attract and retain the most highly skilled staff from the local areas."

Thorbjørn N. Rasmussen explains that there are many good reasons for choosing Singapore as the base. "Singapore is one of the strongest metropolises in Asia with an efficient infrastructure, good flight connections to all our markets in the region, a skilled workforce, and political and economic stability. At the same time, the positioning of our head office in Singapore will allow us to maintain equal focus on all parts of our Asian market."

Four new factories

Another expression of Vestas' global mindset is the decision to establish four new factories in Spain, Australia and China. The nacelle assembly factory in Castilla y León, Spain, is expected to start production in the first half of 2006. When completed, it will have the capacity to manufacture 300 nacelles for V80 and V90 turbines a year. The blade factory in Portland, Australia, was officially opened in August 2005 and has an annual capacity of around 300 blades for MW-class turbines. Another blade factory is to open in Tianjin, China, in the first half of 2006. This factory will concentrate on blades for V80 turbines and will have the capacity to manufacture around 600 blades a year. Finally, in the first half of 2007, Vestas expects to be ready to start production at the new nacelle and hub assembly factory which is being built as an extension to the Chinese blade factory. This new factory will be able to manufacture around 350 nacelles and hubs per year.





There are a number of reasons for the establishment of these four factories. One of the reasons for establishing factories outside Europe is that it will make Vestas less dependent on currencies linked to the euro and therefore function as a shield against the exchange rate fluctuations associated with such currencies. Another is a desire to cut transport costs, which are playing an increasingly significant role. "The continuing increase in turbine size brings with it corresponding increases in logistical challenges and the associated costs," explains Ole Borup Jakobsen, President of Vestas Blades A/S and overall responsible for the establishment of the blade factories in Australia and China.

Global sourcing

Historically, Vestas has had most of the components it does not manufacture itself made by European suppliers – all companies with high levels of technical skill and tried and tested service concepts. However, as more and more of the company's turnover is being generated outside Europe, it has become increasingly appropriate to supplement the existing network of suppliers with new partnerships. For this reason, in January 2005 Vestas set up a sourcing office in Shanghai, China.

"The technically complex main components for our turbines are still developed and manufactured in close collaboration with our existing suppliers, many of whom are currently working to set up operations outside Europe. As such, these companies will surely play a significant role in Vestas' globalisation," says Søren Husted, President of Vestas Nacelles A/S. The strategic aim of setting up the sourcing office in Shanghai is thus primarily to build up relationships with Asian companies that can supply the less complex components such as steel fittings, small machined parts, plastic units, cables, screws, etc.

From a slightly longer perspective, the intention is that the efforts of the sourcing office will result in an actual Asian supply chain, further highlighting Vestas' strategic focus on becoming a global player through the greatest possible local presence – which naturally involves a large number of local partnerships. At the same time, sourcing larger volumes of components in Asia will make Vestas less dependent on the euro exchange rate – in the same way as the establishment of factories in China and Australia is intended to do.

"In principle, we could certainly cultivate an Asian supply chain from the Vestas Nacelles' head office in Denmark, but physical presence through a local office makes it easier to 'keep your finger on the pulse' and vastly improves possibilities for following up on suppliers," explains Søren Husted.

Global mindset

In 1987, Vestas employed 60 people. Today, the workforce numbers more than 10,000 people and comprises nationalities from all parts of the globe. In other words, Vestas has grown to become a truly global group – with all the changes this involves.

According to Ditlev Engel, President and CEO, Vestas' ability to globalising its products and, indeed, all its business with such success is due in particular to the global attitude demonstrated by the employees. This attitude even shone through in cases where globalisation in the short term, and viewed through local eyes, brought unwanted consequences – in the form of the exportation of Danish workplaces to other parts of the world, for example. "Our employees deserve the highest praise for their input in connection with the globalisation of Vestas. A process of this kind makes high demands on the way employees handle cultural differences across the company – and on the way they react to the numerous changes en route. Our employees have constantly displayed a remarkable ability to see opportunities rather than threats. They have the capacity to see the big picture and to understand that what is best for Vestas is also best for the individual employee. And it is precisely this attitude that makes us a truly global company."

"Our employees deserve the highest praise for their input in connection with the globalisation of Vestas."



Reliability is the key

In less than a decade, wind energy has developed from an environmentalist's dream to a mainstream generating technology. Moving from the original kilowatt-class wind turbines to today's megawatt-class giants has, however, required both vision and the willingness to climb a steep learning curve. Wind turbines are by no means as simple as they might appear.

Individual wind turbines have grown from power ratings of a few hundred kilowatts to several megawatts. From one or two turbines around a farm or factory, we now have full-scale wind power plants, some of them even offshore, run by multinational energy companies. And wind-generated electricity has continued to fall in cost, to the point where it can compete with coal, oil, gas and nuclear energy – as long as comparisons are made on equal terms.

Along the way, the industry has had to learn, grow and change at breakneck speed. The rapid increase in turbine sizes has brought a string of engineering challenges, not least in understanding the detailed behaviour of the wind itself. As customers have become more professional and demanding and the size of wind power projects has grown, the demands on technology have rocketed.

Engineering challenges

The streamlined exterior of a modern large wind turbine conceals some of the most difficult design challenges imaginable in mechanical engineering, aerodynamics, electrical engineering, control systems and information technology. "To see things in perspective, it helps to look at how far we have come in the last decade," says Finn Strøm Madsen, President of Vestas Technology R&D. An example from mechanical engineering is the gearbox, he explains. Less than ten years ago, Vestas was building kilowatt-scale turbines, using gearbox designs that were essentially borrowed from farm tractors. These gearboxes were already mature products, so they were reliable, but they were also larger and heavier than was strictly necessary for their new role in wind turbines.

"Now we have multi-megawatt turbines," Finn Strøm Madsen continues, "and we are using some of the largest gearboxes in the world. These have to be specially designed for the job, and engineering design always involves judgement. To save weight and cost, we do not want to use more metal than we need to, yet the gearboxes have to work in punishing environments, for many years and with minimum maintenance."

Another important area of change in wind turbine design is electronic control systems and information technology. As with consumer products, digital electronics have made turbine components smaller, less expensive and more reliable – the ultrasonic sensor that has replaced the mechanical wind sensor on top of every new Vestas turbine is just one example. At the same time, however, the growing size of turbines and wind power plants, and the increasingly stringent demands of energy utilities and grid operators, require control and IT systems to become more powerful and more complex.

"A V80-2.0 MW wind turbine contains dozens of instruments and electronic systems for monitoring and control, plus hundreds of metres of cabling," says Bjarne Ravn Sørensen, President of Vestas Control Systems A/S. "Yet a V90-3.0 MW turbine contains more than twice as much electronics and software as a V80 turbine. You can compare the data processing capacity of a modern wind power plant with that of a large bank."

The role of technology

All this change has sometimes come at a price. "It is true that not all our turbines have been as reliable as we and our customers would like. This is not an issue we can or should hide," says Finn Strøm Madsen. "But we are working hard to improve the situation through a combination of technology, new working methods and better cooperation with our suppliers."

"Designing 'close to the edge' has helped to make wind power more competitive with other energy sources," says Finn Strøm Madsen. "Now we need to step back from the edge just a little. Increasing reliability is the next step for Vestas." One way to do this is through the careful use of new technology. Other ways to maximise turbine reliability are through new attitudes, working practices and management techniques; new ways of working with suppliers; and a new emphasis on product testing.

To increase the reliability of the electronic systems within the turbine, while making them more powerful at the same time, Vestas has moved to what IT professionals call a distributed architecture. "That means that we give each instrument or sub-system a degree of independence, instead of having a single central control unit," says Bjarne Ravn Sørensen. "Distributing intelligence to where it is needed increases reliability and reduces the amount of cabling within the turbine. It also allows the control system to respond more quickly, and simplifies commissioning and updates." Wind turbines that can respond rapidly to changes in wind strength can maximise the amount of power they produce while reducing stress on their mechanical and electrical components. These components even include the tower, Bjarne Ravn Sørensen explains: "Good control of the turbine means that the tower is deflected less by the force of the wind, so it can be built using less steel."

"We are taking action on our quality issues, and we have a plan and a management structure to support this."

New ways of working

For both current and future turbine designs Vestas Technology R&D is introducing Six Sigma, a technique that promotes robust design. "Six Sigma provides a common platform for the development work which is fact- and value-based," says Finn Strøm Madsen. "We are already implementing Six Sigma in the cooperation with our suppliers, and we have taken several other steps to improve dialogue with our suppliers."

To emphasise the importance of technology in solving reliability problems, Vestas has reorganised its Technology R&D department. Vestas Technology R&D now carries the technical responsibility for each product throughout its life, and within the department there are clear divisions between technology development, new product development and the support of existing products. The result is that Vestas is able to continue developing cutting-edge technologies, while ensuring that new products contain only components and modules that have been thoroughly verified and tested.

Vestas Technology R&D has established an Operations group which acts as a single umbrella for turbines that are already on the market. This group includes product managers, a SCADA group, a Product Support group and a Performance Centre. Importantly, the Operations group also has full responsibility for the surveillance of operating wind turbines, with the sole aim of improving Vestas' products based on input from the service organisations.

Vestas Technology R&D is also responsible for two of Vestas' so-called Constitution projects, which aim to improve performance company-wide. One of these addresses suppliers and the quality of their products, and draws heavily on Six Sigma. The other covers turbine quality specifications, and aims to decrease the average frequency of events that require a service visit to a particular turbine.

Investing in the future

Alongside these changes in philosophy and organisation are several investments that will help Vestas maintain its technical lead in wind energy. The largest of these is the new R&D centre in Århus, Denmark, which is due to open in spring 2008. "The new R&D centre will foster the process of integrated product development, with a physical building that represents new ways of dealing with relationships and new work processes," says Finn Strøm Madsen. "In future, we will work much more closely on development with our customers and suppliers."

Also in Århus, Vestas plans to build a new centre for the accelerated testing of components, assemblies and complete turbines. "This will be the largest and most sophisticated test bench in the industry," says Finn Strøm Madsen. "Until now, much of our testing has been through prototypes. The new test centre will allow us to test faster and more thoroughly, yet often at lower cost than before."

In short, as Finn Strøm Madsen concludes: "We are taking action on our quality issues, and we have a plan and a management structure to support this."




Dear customer
Our new business strategy, The Will to Win, places great importance on
serving our customers even better in the future. Successful wind power
projects are built on three fundamentals: technology, relationships
between companies, and relationships between people. With more than
20,000 wind turbines installed worldwide, Vestas has a proven track
cord in technology. Now we are committing ourselves to excellence in
aling with our customers, both companies and individuals.
re therefore writing to ask you, as a valued customer of Vestas, for
upport in a new communication venture we call Dialogue for
pment.
egin with words: we want you to tell us what you think we need to
we will tell you things about Vestas that we think will help you.
will quickly be followed by actions: we will take your comments
spond appropriately, and keep you informed. The result, we
ou will see us as your trustworthy business partner in the
lustry. This is what we call Dialogue for Development.
tas is committed to this initiative, because we know that
wind power project, from product development to after
portant to our customers. The Executive Management
r business units, who together form the Vestas
ponsible for taking action early next year, once we
ults of the questionnaire. The more response we
er decisions we will be able to make.
ialogue for Development will make a real
s. To make a start, please take a look at the
ils of the on-line questionnaire. We look
peration between our companies.
please contact me.
overnment

Development and dialogue:

The dialogue must be improved

More open and constructive dialogue between Vestas and the customers benefits everyone involved. That is the goal of the customer relations concept that Vestas has initiated under the heading of Dialogue for Development.

The background for this move is the current level of customer satisfaction, which is way below the level we require to reach our goal of winning gold across the board. Therefore, it is essential that we adapt and improve so that in future, customers perceive Vestas as a trustworthy and communicative company to a much greater extent. At the end of the day, this is what determines whether customers will continue to choose Vestas as their preferred partner. In the words of Ditlev Engel, President and CEO:

"The most successful companies are the ones with the most satisfied customers."

Openness is a precondition for good working relationships, and the goal of Dialogue for Development is to ensure specific dialogue with each and every customer about what Vestas can and must do to live up to the customer's expectations.

A comprehensive satisfaction survey that examines customer wishes and requirements more thoroughly than previous surveys marked the first step. The results of this survey, which was completed at the end of 2005, reveal that 60 per cent of those who responded are either "satisfied" or "very satisfied" with their working relationship with Vestas – the same low level as in 2004. Vestas considers the result very unsatisfactory, as the company has set itself the target that all customers must be satisfied. However, the same survey reveals that three out of four customers consider Vestas as attractive as or more attractive than its competitors.

Through the survey, customers make it clear that Vestas needs to improve in two main areas of its products and services. Firstly, the reliability of the turbines has not always lived up to expectations – a problem we at Vestas have already started to address through the initiation of a range of projects. At the same time, customers want better documentation and reporting. In this area, too, we are already working to improve our practice.

Secondly, customers indicate that Vestas needs to take a more proactive approach to information and communication. Customers want better insight into the progress of projects and turbine operation in general. The same applies in the context of problems that may arise – and the solutions Vestas applies to deal with them.

The results from the survey thus highlight the necessity of the initiatives that are now being implemented.

"The purpose is to create open dialogue with our customers. However, this dialogue needs to be more than empty words – we have to be prepared to back our words with action. This applies to everyone in our organisation, and we will follow up on the results in our contact with customers," stresses Ditlev Engel.

Against this background, we are currently analysing the responses from the customers with a view to reacting appropriately. In some cases, this will take the form of suggested solutions to the problems the customers have listed, in others, we will explain why we believe the solution chosen to be the best. These two approaches represent the next step in a dialogue that is crucial to improving working relationships and ensuring customer satisfaction in the future.

Project business:

Wind power projects – from planning to full production











Developing and building wind turbines is only part of Vestas' business. Today Vestas is involved in projects whose scope of work ranges from "simple" supply and commissioning projects to turnkey projects involving the supply, installation and commissioning of turbines, access roads, foundations, cabling, electrical substations, communications systems and more. It is a complex world that depends on a highly skilled and committed workforce.

Choosing a site

The customer identifies a likely site for a wind power plant and checks that land, construction permits and grid connections will be available.

Collecting wind data

Wind measuring equipment is installed to make detailed measurements of the actual wind conditions at the site. Accuracy is vital, so the measurements take at least a year.

! Did you know that Vestas wind turbines typically start to generate power at wind speeds of around 4 m/s and normally cut out automatically at the stop-speed of 25 m/s?

Tendering, negotiations and contracts

Once the customer is confident that the site is suitable, contractors are invited to bid for the job. Negotiations between the parties fix the scope of work – including the type, number and exact location of the turbines – and contracts are signed.

! Did you know that it can take 18-36 months from first contact between the parties to the signing of a contract?

Project planning and detailed design

Having won the contract, Vestas begins detailed planning of the project execution. In the case of a turnkey contract, Vestas makes agreements with the sub-contractors who will build e.g. the access roads, prepare foundations, install cabling, etc.

Manufacturing

Manufacturing of nacelles, hubs and blades is carried out in Vestas' factories worldwide. The sectional steel towers are manufactured by Vestas or ordered from local suppliers to minimise transport costs.

! Did you know that a V90-3.0 MW wind turbine comprises of more than 5,600 components?

Site preparation

The site is surveyed, and locations for turbines, electrical substations and other buildings such as workshops are marked out. For onshore sites, access roads are planned and built. Offshore sites require a nearby deep-water port and careful measurements of water depth, bottom type, currents and tidal conditions.

Foundations and cabling

The turbine foundations are installed – typically concrete slabs for onshore turbines and tubular steel "monopiles" for offshore sites. A single monopile is around 4 metres in diameter and may be hammered 20 to 30 metres into the seabed. Trenches are dug for cables to carry power from the turbines to the substation.

! Did you know that for the Horns Reef offshore project in Denmark approx 100 km of sea and land cables were used?

Transport to the site

The main turbine components are transported to the site by ship, barge, train or truck. With the V90 nacelle weighing around 70 tonnes and blades that are 44 metres long, this means serious logistics. Offshore turbines are carried from the harbour to the site by special-purpose ships equipped with cranes.

! Did you know that in 2005, Vestas used more than 5,000 trucks and nearly 40 ships to transport wind turbine parts to and within North America?

Installing the tower

Towers for large turbines such as the V90-3.0 MW are delivered in three pieces, each nearly 30 metres long. The sections are lifted into place on top of the foundation and bolted together. For offshore turbines, a tubular "transition piece" connects the monopile to the bottom tower section.

! Did you know that a tower for a V90-3.0 MW wind turbine weighs 100-285 tonnes depending on wind class?

Installing the nacelle and rotor

Once a tower is complete, the nacelle is lifted into place on top. The hub is attached to the nacelle, and the blades are mounted one by one. All three blades may also be attached to the hub before it is mounted on the nacelle. For offshore installation, the hub and two of the blades are attached to the nacelle beforehand, creating a configuration known as the "bunny ears". With the nacelle in place on top of the tower and the "ears" pointing upward, the third blade is lifted into the bottom position and bolted up.

! Did you know that a V90-3.0 MW wind turbine with its 44 metre blades has a rotor diameter of 90 metres? It is a bigger wingspan than an Airbus 380 (80 metres).

Testing, commissioning and handover

As soon as each turbine is physically complete, Vestas technicians run careful checks to confirm that everything has been installed correctly. They then connect the turbine to the power grid and start it up. Commissioning takes one or two days per turbine. Once all the turbines are running, further tests confirm that the complete plant is performing as it should. If everything is satisfactory, the customer takes over the plant.

! Did you know that Vestas has installed wind turbines in temperatures from -30 deg. C to 45 deg. C?

Service

Afterwards, Vestas technicians return for regular service visits during the warranty period. After this, the customer may choose to sign a long-term service agreement.

! Did you know that turbines can transmit operating information to control centres run by the customer or by Vestas, allowing their performance and operational condition to be monitored at all times?

Energy production

A V90-3.0 MW turbine only needs to run for 2-3 hours to generate the amount of electricity consumed by a Danish household in one year. This means that in a year, one V90-3.0 MW turbine on its own can supply around 3,400 Danish homes with electricity.

! Did you know that a V90-3.0 MW turbine takes less than seven months to generate the amount of energy used to build (incl. extraction of raw materials), install, operate and dispose it? No other form of electricity generating technology can match this figure.













Project business:

American realities

North America is a huge market for Vestas, but in 2005 the large amount of activity in this market was not matched by profitability. Despite this, Vestas worked hard to honour its commitments. For 2006, the situation looks brighter, with a management team determined to make profitability the key driver in the USA and Canada.

There are several reasons why North America is an interesting market for Vestas. The USA alone consumes around a quarter of the world's electricity[1] and has nearly 1,000 GW of installed generating capacity.[2] And wind power is on the rise in both the USA and Canada, partly because of the increasing cost of oil and gas. Other factors, however, make North America a challenging place to do business. Many North American wind power projects are in remote locations, often in extremes of heat or cold, and they are often bigger than their European counterparts, which can add to the pressure if time is tight.

As an example of the scale of North American projects, the Blue Canyon wind power plant in Oklahoma will soon have 150 MW of capacity, with the potential to double this in the future. Blue Canyon's developer, Horizon Wind Energy, has ordered turbines totalling 800 MW from Vestas for delivery between 2006 and 2008. For comparison, Vestas delivered a total of 3,185 MW worldwide in 2005.

Further challenges stem from the US Production Tax Credit (PTC), a nationwide scheme that includes a rebate of USD 0.019/kWh (EUR 0.016/kWh) for the first ten years of a new wind power plant's life. "The PTC has generally done a good job in supporting the young wind power industry, but its unreliability – the scheme has lapsed several times since it was introduced in 1992 – has caused wild swings in demand," says Søren Madsen, Vice President Sales & Marketing with Vestas Americas.

Challenges of 2005

"2005 was a difficult year – probably our biggest-ever challenge, and the most expensive too," admits Jens Søby, President of Vestas Americas A/S. The business unit had committed itself to a large number of North American projects which later turned out to have inadequate profit margins. "And it seriously affected this year's accounts," Jens Søby says.

An extension of the PTC in October 2004 created a rush of new projects. "We made too much capacity available for the North American market, with margins that were too low, and other markets worldwide suffered as a result," says Søren Madsen.

By May 2005, Vestas had decided to limit capacity for North America, and only accept prices on a par with those in the rest of the world. The PTC was extended in July 2005 and is now set to expire at the end of 2007, but the policy on margins continues, as outlined by Vestas' strategic plan The Will to Win.

Vestas Americas staff worked hard to complete the orders scheduled for commissioning in 2005, and were able to finish seven out of eight major projects on time. It was a tough year; the Blue Canyon project alone, for instance, required 689 truckloads, 140 railcars and eight ships and at its peak 110 workers on site. "In these difficult circumstances the performance of Vestas Americas has been exceptional," says Jens Søby. "I knew what to expect when I took the job, and I have reassured our employees that they are not to blame for this year's result. But we do not run away from our responsibilities."

Brighter prospects

The aftershocks of the unprofitable 2005 are still being felt, and are likely to continue into 2006. Therefore it is clear that Vestas Americas is not yet out of the woods – although things are definitely looking brighter. The North American market continues to grow, and local subsidies and tax credits are already beginning to balance the boom-and-bust influence of the PTC. "In 2006, we have as many projects to execute as we did in 2005," says Jens Søby and continues: "We will continue to work hard on contributing to the positive development of the American market and the Vestas Group."

[1] *Central Intelligence Agency: "The World Factbook 2005". Washington DC, 2005.*

[2] *Energy Information Administration: "Electric Power Annual with data for 2004". Washington DC, 2005.*



Project business

New offshore business unit launched

One of the most prominent innovations in the organisation plan from May 2005 was the establishment of the Vestas Offshore business unit. The reasoning behind this strategically important step can be summed up in a single word: Focus.

Even though more than ten years have passed since Vestas installed one of the first offshore wind power plants in the world at the Danish Tunø Knob site, the offshore sector is still very much in its infancy. In addition, it remains an area that makes high demands on focus, specialisation and dedicated know-how. Therefore, in May 2005 the Executive Management decided that Vestas should place more focus on offshore matters – and that the activities in this area should be gathered together in an independent business unit so as to ensure 100 per cent focus on, and full ownership of, offshore projects.

Enormous potential

The establishment of Vestas Offshore A/S saw the introduction of the 13th business unit to the Vestas organisation and brought another new face to the Vestas Government as of 1 January 2006: that of Anders Søe-Jensen, President of Vestas Offshore A/S. He has no hesitation when asked about the potential of the new unit – "great and bright!," he replies, and goes on to highlight a couple of the factors that indicate colossal business opportunities. "The average wind speed at sea is higher than on land, and the wind also blows more evenly offshore. This means that a turbine positioned in an offshore wind power plant can generate up to 50 per cent more energy than a corresponding turbine onshore. In addition, technological development is moving in the direction of larger and larger turbines. This, in itself, involves gigantic potential for exploiting the energy of the wind. At the same time, it is becoming increasingly difficult to find suitable sites on land, especially for large, multi-turbine wind power plants," explains Anders Søe-Jensen.

A completely different world

One important reason for setting up the new business unit is the fact that there is a world of difference between onshore and offshore operations. Even though the turbines themselves are fundamentally based on the same technology, water and accessibility are two factors that in addition to the high wind speeds make the development, transport, installation, operation and maintenance of offshore turbines a special challenge.

A good apprenticeship

To date, Vestas has supplied more than half of the total offshore capacity installed worldwide. And even though taking this leading position has come at costs – in money and technical and logistic challenges – Anders Søe-Jensen thinks that all the investments made so far constitute a good apprenticeship. "We have to admit that it has cost a great deal to break into the offshore market. In return, there can be no doubt that today, the Vestas Offshore staff possess levels of experience and know-how that make us world leaders in this field," he says. "Therefore, I feel that we have not only the business opportunity but also the obligation to utilise the knowledge we have built up over the years to move the offshore wind industry out of its infancy and contribute to reaping the great financial and environmental rewards that are waiting for us at sea," he adds.

Step by step

After his first few months as President of Vestas Offshore A/S, Anders Søe-Jensen is well aware that he has been placed at the head of what he himself calls a "fiery" organisation – which only serves to strengthen his confidence in the future of the new business unit. "It is essential that we keep moving forward at a pace which at all times matches both the market and our own competencies. In this context, we have to remember that if you take too big a step forward offshore, you can easily find yourself out of your depth."

"...there can be no doubt that today, the Vestas Offshore staff possess levels of experience and know-how that make us world leaders in this field."


People and culture:
Vestas is about people.
And only about people.

"Vestas is about people. And only about people." That direct and unambiguous statement comes from Ditlev Engel, President and CEO, and explains why the further development of the shared corporate culture and employee competencies has been given high priority. So high, in fact, that in the new management structure, the former Human Resource department has been given the same weight as the other business units and has changed its name to Vestas People & Culture.

Roald Jakobsen heads up this new business unit. With the new structure, he has been given a seat in the Vestas Government and is now a kind of "Minister of Culture" for the entire Group. Regarding his work to develop Vestas' culture and employees, he says: "For a global group such as Vestas to succeed, it is essential that we all have the capacity to navigate through a world and on a market where the only constant is change. This requires us to act on the basis of a shared set of fundamental values and attitudes, otherwise we will end up running off the rails at some point."

The market for wind power is distinguished by a high pace and remarkable growth, and Roald Jakobsen does not think that it is possible to lean back and navigate on experience alone. It is impossible to avoid coming face to face with new and unfamiliar situations that demand decisions, and he considers one of the most important tasks for Vestas People & Culture to be that of creating and supporting an environment that makes it possible to act quickly and dynamically. Change must not become a threat, but a continuous series of new opportunities. "However, it is important to stress that even though we are living in a world where requirements for efficiency are constantly increasing, and where we all want to do what is best for Vestas, we must never compromise on personal safety," says Roald Jakobsen and continues: "One of our tasks at Vestas People & Culture will therefore be to work to alter our colleagues' attitudes to safety through courses, attitude processing and the introduction of consistent responses to breaches of safety regulations."

The world team

One of the major benefits inherent in being a global company like Vestas, is the ability to put together the most competent team for any and every task – without having to worry about geographical location. Today, the combined Vestas workforce comprises more than 10,000 people, including a wide range of nationalities and, naturally, cultures. Of course, there must be room and respect for all these nationalities and cultures within Vestas' overriding corporate culture. In the words of Ditlev Engel, President and CEO: "When all is said and done, we all want to win the gold medal in our specific areas – no matter where we come from. Therefore, our primary aim is to communicate our fundamental value set throughout the Group, across geographical boundaries, business units and professional positions."

Unchanged core values

When it comes to the four core values that constitute the platform for the shared Vestas culture, it is important to stress that these are precisely the same as they were prior to the introduction of The Will to Win, namely, trustworthiness, care, the power to act and development. This should be seen as a clear indication that Vestas already has a solid culture and a set of attitudes that have the full backing of the entire organisation. Therefore, it is not a question of starting the culture process from scratch, but



rather of developing the existing value set to convert it into a framework for a borderless winner culture in a global and highly changeable world.

Everyone has a responsibility

"The development of a global winner culture does not take place in the blink of an eye," says Roald Jakobsen. He continues: "It is a long process, where every single employee has a responsibility to maintain and expand the winner culture that is not only to contribute to the achievement of our strategic goals, but also to make every single one of our more than 10,000 employees feel proud to be part of the global Vestas team. In other words, we must all be absolutely clear about what we stand for, and what we do not stand for. And we must all be comfortable with this so that when all is said and done, we can all think 'this is my company!' – no matter where in the world or the organisation we may be."

"The development of a global winner culture does not take place in the blink of an eye."

Roald Jakobsen adds that, in particular, it has to do with us as employees approaching our tasks with an open mind. "As it is also expressed in The Will to Win, we must be ready to say goodbye forever to a local mindset. There is absolutely nothing to be gained by our wandering around with blinkers on, only seeing things from our own geographical and business-related perspective. Globalisation has a great deal to do with keeping an open mind and remembering that we are all just part of a much bigger game – and thus showing the will to see things from a more holistic perspective." According to Roald Jakobsen, the four values and the shared corporate culture can be boiled down to the simple expectation that all employees – in everything they do – act on the basis of an overall evaluation of what is best for Vestas, our customers and the environment.

Specific initiatives

Since Vestas People & Culture was established, several initiatives have already been implemented. These are initiatives that are each to contribute to generating a shared, global winner culture. Initially, it is a matter of developing competencies, and in this context numerous international programmes have been set up, including talent programmes, leadership training and networks.

In addition to the initiatives in Vestas People & Culture, 13 internal projects have been initiated in connection with the formulation of the new Vestas Constitution. These initiatives all contribute in one way or another to the company's culture.

The Vestas Constitution primarily has to do with laying down a set of unambiguous rules for how we at Vestas run our business – so that we, our customers, our suppliers and our other business partners are never in any doubt about this. And as the 13 projects have been deployed among the presidents of the 13 business units, they have been given the highest priority. For example, the project that applies to Vestas People & Culture has to do with making Vestas' activities and results more meaningful and tangible for employees throughout the organisation – thus improving conditions for interaction, integration and the sense of being part of a winner culture that is completely without boundaries.

People and culture:

Top priority for safety. Always.





When it comes to the attitude to safety at Vestas, there is no room for discussion. The management operates a "zero tolerance" policy to actions and decisions that risk undermining safety by even the tiniest fraction – a no-compromise approach that constitutes a natural extension of Vestas' core values and mission.

Working with wind turbines involves a range of risks. Heavy components, great heights, tricky weather conditions and demanding work processes are all factors that make demands not only on employees' experience, but also on their sense of responsibility – and common sense.

Ultimately, Vestas' view of safety is expressed in two of the four core values that form the very foundations of Vestas, namely care and trustworthiness. As Jakob Larsen, Manager of Environment and Occupational Health & Safety at Vestas puts it: "Responsibility for safety always starts with the management, but each and every employee shares in this responsibility. If care is not an integral aspect of everything we do – be it in connection with production at a factory, or service procedures carried out at the top of an offshore wind turbine at a height of 70 metres – then unnecessary risks can easily arise." Jakob Larsen stresses that individual responsibility is not just a question of the safety of the person in question, but also – and to an equal extent – that of his or her colleagues. "It is essential to our ongoing work to improve safety that all employees show awareness and speak up whenever they notice things that need improving. Similarly, they are responsible for saying 'stop' as soon as they feel that safety is being compromised," he says, and continues: "It is particularly in this field that trustworthiness comes into play."

It has to be part of the culture

In all areas of the process from development to the installation and servicing of wind turbines, Vestas takes a closely targeted and structured approach to work on safety; an approach that comprises aspects such as central tools in the form of occupational health and safety management and OHSAS 18001 certification, for example. Nevertheless, Ditlev Engel, President and CEO, is in no doubt about where reductions in the incidence of industrial injuries are primarily to stem from. "Fundamentally, it is all about culture, so we can actually speak of failings in our culture when we continue to experience too many injuries, which, in the worst case, can have fatal consequences." In this context, Ditlev Engel places great emphasis on the fact that the development of the desired culture must start with the management. "If we demand care and responsibility from our employees, it is vital that managers at all levels of the company are prepared to listen to and, in particular, react constructively to criticism and suggestions from our employees. Dialogue is the only way forwards, and, as we all know, dialogue is a two-way street. Therefore, employees must always see that they are taken seriously when they point out problems related to safety," stresses Ditlev Engel.

"Dialogue is the only way forwards, and, as we all know, dialogue is a two-way street."

He goes on to emphasise that the new mission – "At Vestas, failure is not an option" – also largely has to do with safety. As he himself says: "Even the smallest breach of safety regulations is a failure. No exceptions. So if employees find themselves facing a choice between saving a little time by compromising on safety or delaying a task in order to protect themselves and their colleagues, the choice is very simple. The first option is a failure – and at Vestas, failure is not an option. Not even if the delay in the hypothetical example may cost the company money."

The great challenge

We at Vestas are operating with a tangible target of reducing the incidence of industrial injuries to no more than 15 by the end of 2008 (see the fact box below). To illustrate just how ambitious this target really is, it is worth noting that the incidence of industrial injuries in 2005 was 46.7. So in other words, we are talking about more than halving the incidence over the next three years. And the company's ambitions do not stop there. After 2008, we will continue to work tirelessly to reduce the number of industrial injuries even further on the basis of our mission, which will at all times define the overriding objective – particularly in the area of safety.

As the incidence of industrial injuries is closely linked to the culture of a company, this target is very much in the spotlight at the Vestas People & Culture business unit. Here, Roald Jakobsen, President, is quick to stress that the applicable safety regulations must be followed at all times, without exception: "Primarily for our employees' own sake, but also for Vestas'. In return, it is our responsibility as managers to ensure that employees never feel under so much pressure that they consciously ignore these regulations in the belief that they are actually doing the company a favour. Because they are not."

Incidence of industrial injuries

$$\frac{\text{Number of injuries resulting in at least 1 day's absence}}{\text{Million working hours}}$$





Board of Directors and Executive Management



From the left: Kim Hvid Thomsen, Jørgen Huno Rasmussen, Sussie Dvinge Agerbo, Svend Åge D. Andersen, Jørn Ankær Thomsen, Arne Pedersen, Bent Carlsen, Freddy Frandsen and Torsten Erik Rasmussen.

The Board of Directors' fiduciary positions

The members of the Board of Directors have stated that they hold the following fiduciary positions in other Danish and foreign companies and organisations.

Bent Erik Carlsen (60 years), Chairman

Director, A. P. Møller
Member of the Board since September 1996.

Chairman of the Boards of:
- A/S Em. Z. Svitzer
- Balti ES Ltd., Estonia
- Maersk Aviation Holding A/S
- Maersk Container Industri, China
- Mærsk Container Industri AS
- Norfolk Holding B.V., the Netherlands
- Rosti A/S
- Rotrex A/S
- Roulunds Holding A/S
- Star Air A/S

Member of the Boards of:
- Dansk Supermarked A/S
- Martinair Holland N.V., the Netherlands

Arne Pedersen (60 years)

President and CEO, SIPCO Surface Protection Inc.
Member of the Board since April 1995.

Chairman of the Boards of:
- Brancheforeningen Danske Maritime (Danish Maritime Association)
- DanTruck-Heden A/S
- Hammerum Stainless A/S
- Mühlhan A/S
- Mühlhan Surface Protection International GmbH, Germany
- Petersen og Sørensen Motorværksted A/S
- Århus Værft A/S

Member of the Boards of:
- Dansk Industris Hovedbestyrelse (The General Council of the Confederation of Danish Industries)
- DeviTeck A/S
- Muhlhan Norge AS, Norway

Other positions of trust:
- Chairman of Industriens Branchearbejdsmiljøråd (Industrial Occupational Health Committee)

Kim Hvid Thomsen (42 years)

Elected by Group employees
Member of the Board since May 1996.

Deputy Chairman of the Board of:
- Metal Skjern-Ringkøbing

Member of the Board of:
- Skjern Tekniske Skole

Svend Åge D. Andersen (46 years)

Elected by company employees
Member of the Board since May 1996.

Jørgen Huno Rasmussen (53 years)

President and CEO, FLSmidth & Co. A/S
Member of the Board since January 1998.

Chairman of the Boards of:
- Aktieselskabet af 1. januar 1990
- FFE Invest A/S
- FFE Minerals Corporation, USA
- FLS Plast A/S
- FLSmidth Airtech A/S
- FLSmidth Inc., USA
- FLSmidth Ltd., India
- FLSmidth Materials Handling A/S

Deputy Chairman of the Boards of:
- Dansk Eternit Holding A/S
- Scion-DTU A/S

Member of the Boards/committee of representatives of:
- Dan Indian Holding ApS
- Densit A/S
- FLS miljø a/s
- Industriens Arbejdsgivere i København (The Copenhagen Industries Employers' Federation)
- Tryg i Danmark smba

Torsten Erik Rasmussen (61 years)

Managing Director, Morgan Management ApS
Member of the Board since January 1998.

Chairman of the Boards of:
- Amadeus Invest A/S
- Bekaert Handling Group A/S
- Best Buy Group A/S
- uni-chains A/S

Deputy Chairman of the Boards of:
- A/S Det Østasiatiske Kompagni
- Bang & Olufsen A/S
- JAI A/S
- TK Development A/S

Member of the Boards of:
- Acadia Pharmaceuticals Inc., USA
- Arvid Nilsson A/S
- Coloplast A/S
- ECCO Sko A/S
- JAI Group Holding ApS
- NatImmune A/S
- Oase Outdoor ApS
- Outdoor Holding A/S
- Schur International A/S
- TKD Nordeuropa A/S
- Uni-Chains Holding A/S
- Vola A/S
- Vola Holding A/S

Jørn Ankær Thomsen (60 years)

Attorney at Law and partner, Gorrissen Federspiel Kierkegaard.
Member of the Board since April 2004.

Chairman of the Boards of:
- Aida A/S
- Aktieselskabet af 26. november 1984
- Aktieselskabet Schouw & Co.
- Bodilsen A/S
- Bodilsen Holding A/S
- Carlsen Byggecenter Løgten A/S
- Carlsen Supermarked Løgten A/S
- Danish Industrial Equipment A/S
- Danske Invest Administration A/S
- DB 2001 A/S
- Fibertex A/S
- F.M.J. A/S
- Frima Vafler A/S
- Fåmandsforeningen Danske Invest Institutional
- GAM Holding A/S
- Ghana Impex A/S
- Givesco A/S
- Investeringsforeningen BG Invest
- Investeringsforeningen Danske Institutional
- Investeringsforeningen Danske Invest
- Investeringsforeningen Danske Invest Almen Bolig
- Investeringsforeningen Danske Invest Select
- Investeringsforeningen Profil Invest
- K.E. Mathiasen A/S

▶

- Kildebjerg Ry A/S
- Krone Erhvervsinvestering A/S
- Krone Kapital A/S
- Løgten Midt A/S
- Martin Professional A/S
- Ortopædisk Hospital Århus A/S
- Pipeline Biotech A/S
- Placeringsforeningen BG Invest
- Scanad Udviklingsbureau A/S
- Schouw Finans A/S
- Specialforeningen Danske Invest
- Søndergård Give A/S
- Th. C. Carlsen Løgten A/S
- TV-Holding A/S

Deputy of the Boards of:
- A/S P. Grene
- Elopak Denmark A/S

Member of the Boards of:
- ASM Foods AB, Sweden
- Carletti A/S
- GFKJURA 883 A/S
- Valor Denmark A/S
- Krone Kapital I A/S
- Krone Kapital II A/S
- Krone Kapital III A/S

Freddy Frandsen (61 years)

Director
Member of the Board since April 2004.

Chairman of the Board of:
- Hans Følsgaard A/S

Deputy Chairman of the Boards of:
- Aalborg Universitet (Aalborg University)
- Hans Følsgaard Fonden

Member of the Boards of:
- A/S Peder Nielsens Beslagfabrik
- Polaris Management A/S
- Svejsemaskinefabrikken Migatronic A/S

Sussie Dvinge Agerbo (35 years)

Elected by company employees
Member of the Board since November 2005.



From the left: Henrik Nørremark and Ditlev Engel.

The Executive Management's fiduciary positions

The Executive Management has stated that they hold the following fiduciary positions in other Danish and foreign companies and organisations.

Ditlev Engel (41 years)

President and CEO
Member of the Executive Management since May 2005.

Member of the Boards of:
- Dampskibsselskabet Torm A/S
- Dansk Industris Hovedbestyrelse (The General Council of the Confederation of Danish Industries)

Other positions of trust:
- Erhvervspolitisk Udvalg i Dansk Industri (The Industrial Policy Committee of the Confederation of Danish Industries)
- Topdanmarks repræsentantskab (The Committee of Representatives of Topdanmark)

Henrik Nørremark (39 years)

Executive Vice President and CFO
Member of the Executive Management since March 2004.

Management report

Profit forecasts were not met

Forecast and actual revenue and operating margin 2005

	Forecast March 2005	Forecast November 2005	Actual 2005	Deviation from forecast March 2005
Revenue (bnEUR)	3.0 - 3.2	approx 3.4	3.6	approx 0.5
Operating margin (%)	approx 4	approx (3)	(3.2)	(7.2)

Surprisingly strong market trends in the spring of 2005 and a resulting higher than anticipated order intake in 2005 resulted in consolidated revenue that was approx EUR 0.5bn higher than the Group's March 2005 forecast and EUR 0.2bn higher than the November 2005 forecast.

However, the realised operating margin was a little more than 7 percentage points lower than projected in last year's annual report, and thus at the level expected in November 2005. There are three main reasons for the disappointing profitability:

Firstly, the completion of a number of large projects in North America required a disproportionately large volume of resources, which reduced the already unsatisfactorily low profitability of these projects. To this should be added derived impacts of this prioritisation of resources which has caused delayed deliveries of other more profitable projects.

During 2005, Vestas introduced significantly more stringent requirements on prices and conditions in the Group's delivery contracts. See a description of the Contract Review Board on page 45.

Secondly, Vestas' substantial growth in 2005 has resulted in major planning and capacity challenges for Vestas as well as for the Group's suppliers. One of the consequences of this pressure was that a number of suppliers were unable to supply the necessary components in due time, causing delays and extra costs of completing projects in a number of markets.

Vestas has taken a number of steps to intensify collaborations with its suppliers to alleviate the bottleneck problems. See page 45 for a further description.

Thirdly, following an extraordinary review of warranty provisions in the autumn of 2005, Vestas resolved to increase its provisions in addition to the original provisions for the year.

Warranty provisions are recognised on the basis of a number of initiatives implemented by Vestas to reduce the need for warranty provisions. This involves a degree of uncertainty concerning the extent to which warranty repairs will cost less or more than the warranty provisions made. For additional information, see page 45.

Of the total variance between the realised operating loss, EBIT, and the originally expected level in March 2005, EUR 191m is attributable to operational variances whereas EUR 106m is attributable to increased warranty provisions.

VESTAS' FINANCIAL PERFORMANCE

Level of activity

In 2005, Vestas shipped wind power systems with an aggregate capacity of approx 3,900 MW, an increase of about 32 per cent relative to 2004. A satisfactory trend was seen in the Group's backlog of orders in 2005. The net backlog of firm and unconditional orders rose by 81 per cent from EUR 1.66bn at 31 December 2004 to EUR 3bn at 31 December 2005.

Income statement

Consolidated revenue

Vestas' revenue increased by EUR 1,220m in 2005 to EUR 3,583m (DKK 26.7bn). This translates into top-line growth of 52 per cent on 2004. The increase in revenue is driven by rising revenue in the Americas (222 per cent) and in Europe (46 per cent) where the development in countries such as Portugal and Greece has been characterised by very strong market growth.

The Group posted a marginal decline in revenue in Asia/Pacific due to lower sales in South Korea, Japan and New Zealand. By contrast, revenue increased in India and Australia.

In the 4 year period from 2002 to 2005, Vestas' revenue has grown at a compound annual rate of 29 per cent.

Gross profit

The gross profit amounted to EUR 84m as compared with EUR 120m in 2004, which corresponds to a reduction of the gross margin from 5.1 per cent in 2004 to 2.4 per cent in 2005. The lower gross margin is primarily due to poor profitability projects in North America, increased warranty costs and provisions, and additional costs caused by late deliveries by the Group's suppliers.

In addition, an uneven production flow, caused by factors such as insufficient component supplies, resulted in higher-than-anticipated indirect production costs (IPC).

Operating loss

The Group reported an operating loss (EBIT) of EUR 116m in 2005. This represents a deterioration of EUR 67m relative to 2004. The Group's EBIT margin was reduced from minus 2.1 per cent to minus 3.2 per cent in 2005.

The Group's overhead costs were higher than expected. This is partly due to the fact that the announced reduction in staff took place later than originally expected and due to an increase in research and development costs. Compared with 2004, research and development costs have increased by EUR 23m as a result of the intensified focus on product reliability and quality.

Financial income and expenses and tax

Net financial expenses rose from EUR 40m in 2004 to EUR 42m in 2005.

Tax for the year amounted to EUR 33m and was heavily impacted by the losses incurred in a number of the Group's companies, including the parent company. As a result of these losses, the Group's effective tax rate for

2005 deviates substantially from the Danish corporation tax rate of 28 per cent. The reason is differences in the tax rates of the individual countries, but also the fact that deferred tax assets had not been fully capitalised.

Deferred tax assets are not capitalised if there is no sufficient certainty that they will be utilised. Tax matters are specified in notes 11 and 22 to the financial statements.

Balance sheet

Non-current assets

The Group's non-current assets amounted to EUR 1,100m at the end of 2005 as compared with EUR 1,051m the year before. The increase was attributable primarily to an increase in deferred tax from EUR 105m to EUR 140m. With the exception of a small adjustment to additions in 2004, goodwill was unchanged from the adjusted figures for 2004, as goodwill is no longer amortised due to the change to IFRS.

Net working capital

Vestas substantially reduced its net working capital in 2005. Net working capital stood at EUR 498m at 31 December 2005, corresponding to about 14 per cent of consolidated revenue as compared with 29 per cent in 2004. In addition to lower inventories, this improvement was attributable to more favourable supply contract terms and conditions and higher prepayments from customers.

Inventories

Inventories amounted to EUR 698m at 31 December 2005 as compared with EUR 826m the year before, a decline of EUR 128m.

Receivables

Trade receivables amounted to EUR 621m at 31 December 2005, up from EUR 499m in 2004. This is attributable to the higher revenue in 2005 coupled with a very high level of activity in the last half of 2005.

Sales orders in progress

Sales orders in progress comprise ongoing installations of wind power plants, for which the risk has not finally been transferred to the customers. At 31 December 2005, sales orders in progress less prepayments from customers amounted to EUR 378m against EUR 169m at 31 December 2004. Part of this increase is explained by large ongoing projects in North America, the United Kingdom and Spain/Portugal as well as projects in Germany, which will not be finalised and handed over to the customers until in the beginning of 2006.

Warranty provisions

In 2005, in addition to the normal increase owing to the rising level of activity, warranty provisions were strongly affected by a greater provisioning requirement for upgrading turbines sold. The greater provisioning requirement was due to insufficient component quality, etc.

The Group's provisions at 31 December 2005 were allocated as follows:

Provisions for warranty commitments at 31 December 2005

	mEUR
Warranty provisions	
One-off product faults	38
Type faults	183
Total	**221**

The warranty provisions are based on estimates. The realised consumption of warranties may vary considerably from these estimates – positively as well as negatively – as the estimated costs for remedying type faults depend on the ability of Vestas to identify and implement solutions to the type faults as well as timely deliveries from suppliers. The actual costs of remedying faults may thus be higher or lower than the amount provided.

See page 45 for a description of Vestas' warranty provisions.

Movements in equity

The Group's equity amounted to EUR 962m at 31 December 2005. In addition to the loss for the year, equity was significantly affected by the transition to IFRS, which reduced equity by EUR 66m at 1 January 2004 and EUR 89m at 31 December 2004.

For a detailed description of the effect of the transition to IFRS, see note 1 to the financial statements.

The solvency ratio was 31 per cent at 31 December 2005, as compared with 40 per cent in 2004.

Cash flow and investments

In spite of the loss for the year, the Group generated a cash inflow from operations of EUR 148m. By comparison, the Group recorded a cash outflow of EUR 30m in 2004.

The improved cash flows were primarily attributable to the very positive movements in the Group's net working capital.

Cash flows from investing activities were minus EUR 137m whereas cash flows from financing activities amounted to minus EUR 46m in 2005.

Outlook for 2006

The outlook for 2006 is very bright. The tighter procedures and improvements already implemented are intended to reduce a number of the previous risks, and the enhanced and more timely management reporting gives rise to expectations for a new level of market communication during the year. Intensified customer relations, collaboration between the business units and between the units and the suppliers also give rise to optimism.

Vestas expects to substantially improve its financial performance in 2006. The fruits of the labour of the new Contract Review Board, which has resulted in significantly improved prices and terms in Vestas' contracts in all markets, are expected to be one of the main contributors to earnings. The expected average earnings on projects scheduled for delivery in 2006 have increased considerably.

The 2006 forecasts also build on expectations that the global market for wind power will grow at the same rate as in 2005. This is based on an overall rate of increase in the wind turbine market with particularly strong growth in the USA, where growth is driven by the extended Production Tax Credit (PTC) as well as growing interest from US power companies that consider wind power to be a good insurance against high natural gas prices.

In addition, the general optimisation of the Group's operations also contributes positively to expectations, including the 13 Constitution projects, which are described on the following pages.

- Finally, the satisfactory trend in the backlog of orders constitutes a strong basis for the Group's revenue and profit development in 2006.

In 2006, revenue is forecast to be in the EUR 3.6-3.8bn range. Of this projected revenue, more than 60 per cent was secured through firm and unconditional orders at the beginning of the year. The Group forecasts an EBIT margin in the 4-7 per cent range. This EBIT range reflects the risks associated with the global component shortage. Other capacity restraints as well as variations in relation to the expected consumption of warranty provisions have also been considered.

The Group expects that investments in property, plant and equipment will total EUR 160-180m whereas investments in intangible assets are expected to total EUR 40-50m. The net working capital at the end of 2006 is expected to amount to 20-25 per cent of revenue. In this context, it should be noted that already in 2005 Vestas succeeded in lowering its net working capital to a mere 14 per cent of revenue at 31 December 2005.

MANAGEMENT FOCUS

New Group strategy: The Will to Win

Earnings ahead of growth represent the cornerstone of Vestas' future performance. Competing with some of the world's largest corporations, Vestas needs to intensify its already strong global presence and strengthen its global corporate culture. The targeted use of in-house and external communications is intended to assist Vestas in reaching its strategic goals.

In every way, the year 2005 was characterised by The Will to Win, Vestas' new corporate strategy for the period until the end of 2008, as the strategy affects all parts of Vestas' operations.

The Will to Win was launched in May 2005, and on account of the unsatisfactory earnings over the past few years, the strategy marks a substantial change of style for the Group. The severe but necessary strategy defines simple and unambiguous growth targets for Vestas for the next three years.

Vestas must become a profitable business as soon as possible. Consequently, the strategy aims to create value for Vestas' key stakeholders: customers, shareholders and employees. At the same time, the strategy sets out tough demands to management and employees of Vestas, and The Will to Win is pivotal in retaining and expanding the Group's competitive position in the global wind energy sector.

The strategy stipulates that Vestas emphasises that its customers should perceive wind as an energy source on par with oil and gas. Accordingly, three very simple words formulate the Group's new vision: Wind, Oil and Gas. This vision was announced in connection with the strategy to contribute to making Vestas stand out, also in the future, as the best and most trustworthy provider of wind energy in the world.

Three core benchmarks

At the overall level, The Will to Win defines three benchmarks for the Group's results at the end of 2008:

1. An EBIT margin of at least 10 per cent
2. A net working capital of maximum 20-25 per cent of revenue
3. A market share of at least 35 per cent

The order of priority is important because Vestas was previously to a great extent driven by a target of constant growth in terms of megawatt capacity. This is no longer the top priority. The most important priority for Vestas is profitability and for the Group to generate a profit again. Above all, that is Vestas' goal. Not only to serve the interests of the owners but also to the benefit of the more than 10,000 employees at Vestas.

It is unacceptable that earnings have dropped in recent years in spite of the substantial sales growth. The unsatisfactory financial performance, declining customer satisfaction and the fact that a number of external stakeholders have gradually reduced their perception of Vestas to an unacceptably low level have made it abundantly clear to the Board of Directors and the Executive Management that it is necessary to refocus the company's direction.

Communications

An upgrade of Vestas' communication with its large group of stakeholders forms an integral part of The Will to Win. Generally speaking, communications, including Investor Relations, will be considered one of the most important management tools in the years ahead.

This upgrade derives not least from the recognition that Vestas is a large and also a very complex business to understand and relate to. Furthermore, history suggests that the company has not been able to adequately explain the increasingly complex global competition and especially how Vestas is managed and operates and why it can therefore be difficult to sum up the state of affairs at the end of each quarter.

As a result of insufficient attention to communications, it has too often been left in the hands of people outside the Group and, especially, people without the necessary facts, to draw conclusions in respect of financial performance, technology, market conditions, prospects, etc.

This has led to erroneous conclusions, for which, unfortunately, Vestas was often itself to blame, about "the true condition of Vestas". To the greatest extent possible, the new management intends to turn this trend around. The Group should be transformed into an open, transparent and communicative business that its stakeholders can easily relate to and understand.

As part of these initiatives, starting in 2006 Vestas intends to prepare actual quarterly financial statements, ending the previous practice of issuing two of the quarterly announcements without financial figures. All presentations will be webcast via the Internet, giving Vestas' employees the opportunity also to follow the presentation.

To oversee these changes, the Group has recruited Peter Wenzel Kruse as head of communications and Investor Relations. Peter Wenzel Kruse will take up his position on 1 May 2006.

Global behaviour required

Like other businesses with international operations, Vestas has to acknowledge the fact that globalisation is very much a way to behave and, therefore, also reflects how the business must be managed and run.

The Will to Win addresses globalisation from different angles, including the fact that many people still regard Vestas as a "romantic flirt with alternative energy", whereas Vestas considers itself a serious supplier of power plants to energy companies – and intends to act accordingly.

Within the past few years, a number of new and very large competitors have become extremely active and visible. These players include, in particular, some of the world's huge industrial conglomerates, which are characterised by massive financial strength and a tradition for having strong political ties. To this should be added the fact that these companies, owing to their size and market reach, have been used to servicing some of the largest buyers in the world. More and more often, these customers stand as the buyers of the largest wind power plants.

In this connection, it should be mentioned that none of these "new" competitors are subject to the same requirements for openness and transparency as Vestas is, because they are typically subsidiaries or divisions of a parent company. This means that they are not subject to the same detailed disclosure requirements that Vestas is, and Vestas is in fact today the world's only major listed "pure" supplier of wind power systems.

This means that Vestas' world has been "turned upside down" so to speak – a small Danish company operating in the very large world of global energy – and the previous strategy did not take these notable changes into consideration. Therefore, The Will to Win also recognises the fact that considerable changes will be required to lift Vestas out of its present earnings crisis.

Summing up, The Will to Win is based on the fact that it would be impossible to continue running Vestas without implementing any changes.

Vestas is currently one of Denmark's top international and global companies (the Danish market accounts for less than one per cent of consolidated revenue). This fact should, of course, be mirrored in the way the business is run and developed and, generally, in the way in which Vestas conducts business.

More even distribution of revenue

Another basic challenge which was addressed by The Will to Win, is to achieve a more even revenue distribution in the course of the year.

The Group currently experiences an inappropriate imbalance, with revenue being substantially lower in the first half than in the second half of the year. This imbalance has contributed to giving the wrong impression of the Group's business developments, because it could indicate that the Group is behind its revenue forecast as the bulk of the revenue is generated in the second half.

Moreover, the uneven distribution results in very unfortunate work pressure for the Group's employees, especially during the last few months of the year, when demand for deliveries is usually very strong.

More focus on wind power systems combined with an extended collaboration with the major energy utilities are some of the initiatives designed to ensure a more even distribution of revenue over the year.

Strategic targets for 2008 in The Will to Win

As previously announced, both at the launch of The Will to Win and later in the quarterly announcements, management believes that the outlook for wind energy is very bright.

The substantial changes which the adoption of the new Group strategy has already entailed, including the positive forecasts for 2006, have therefore strengthened Vestas' belief that it can fulfil the first priority ambition of achieving an EBIT margin of at least 10 per cent by the end of 2008.

The Group's second priority for 2008 is a net working capital of no more than 20-25 per cent of revenue. Management still believes that this goal is also absolutely realistic, not least in view of the fact that already in 2005 the Group managed to exceed the target by recording a net working capital of only 14 per cent of revenue. This is considered highly satisfactory.

The third priority of The Will to Win – a global market share of at least 35 per cent measured in terms of installed capacity – is also upheld. As mentioned above, however, it should be added that the strong focus on EBIT margin and net working capital in the near term could lead to a lower market share, if necessary.

The Vestas Constitution

The philosophy behind the Vestas Constitution is that 13 of Vestas' very valuable projects bridge the Group's external communication with customers and the in-house follow-up procedures to ensure that the strategic goals are reached. This is to be achieved through new, detailed and, most importantly, timely reporting.

The Will to Win stipulates that decisions should be made on the basis of what serves Vestas best. To be more specific about the strategy and put it into effect with the best possible result, the Group has dedicated much of its work since launching The Will to Win to another new concept: the Vestas Constitution.

The Vestas Constitution is the Group's future decision-making platform, indicating what Vestas stands for, which policies to pursue and which business procedures to follow.

Furthermore, the Vestas Constitution comprises 13 important projects in the development stage on which Vestas has embarked. The 13 projects address all of the identified focus areas in The Will to Win, paying special attention to business understanding, product quality and service/maintenance:

1. Performance communication with organisation
2. Definition of expectations and performance requirements for all employees
3. Competence building programmes for employees
4. Recruitment and training of "Six Sigma Black Belt" skilled personel (or equivalent)
5. Improvement of quality of delivered components
6. Improvement of the planning and utilisation of production and delivery capacity
7. Building value based risk management skills and behaviour in the organisation
8. Improvement of product and component quality
9. Install global performance reporting system
10. Development of procedures for assuring product life expectancy predictions
11. Establish a Business and Performance Forum with customers
12. Further development of management reporting systems
13. Financial evaluation of long-term service agreement

Intensified supervision

As part of the Constitution projects and to ensure more detailed and timely management reporting, in 2005 the Board of Directors resolved that Vestas should continue to have two external auditors even though Danish legislation opens up for using only one audit firm as from 2005. Accordingly, the Board of Directors recommends that PricewaterhouseCoopers and KPMG C.Jespersen continue as the Group's auditors. ▶

Hence, the external auditors attend the meetings held by the steering committee for the 13 Constitution projects every other week to ensure the best possible starting point for the subsequent audit follow-up.

Developing the organisation

Three new business units set up to focus on people and corporate culture, technology and offshore operations. Stronger collaboration and closer relations between the business units will be a critical factor to obtaining success.

The Vestas organisation experienced a great many changes in 2005, both among the employees and in the management group. The former management structure was changed from a five-member executive management team with business units reporting to it, to the current two-member Executive Management consisting of the President and CEO and the Executive Vice President and CFO.

One of the most comprehensive changes was the switch to a more transparent management structure as the former organisational structure did not work to Vestas' full satisfaction. Consequently, the management decided to implement a new structure with 13 individual business units.

Vestas' new organisational structure



Vestas Wind Systems A/S
Corporate functions
Vestas Nacelles A/S
Vestas Asia Pacific A/S
Vestas Central Europe A/S
Vestas Blades A/S
Vestas Towers A/S
Vestas Northern Europe A/S
Vestas Mediterranean West A/S
Vestas Americas A/S
Vestas Mediterranean East A/S
Vestas Technology R&D
Vestas Control Systems A/S
Vestas People & Culture
Vestas Offshore A/S

The current organisation reflects the intentions behind The Will to Win and focuses on simplicity, uniformity, quick decision-making procedures and transparency. At the same time, countering silo-based behaviour has been a goal in itself, as such behaviour is often very common in large enterprises, not only functionally but also in terms of the corporate culture.

The Will to Win has brought responsibility and skills out where they are needed the most – i.e. in the business units that serve the customers and where the Group's many employees are located.

Vestas People & Culture

Another core objective of the changes has been to stimulate the new, global corporate culture that Vestas needs to disseminate across the Group. It takes courage to take up that challenge and, most importantly, it involves discarding a local way of thinking. The cultural background of the employees is not an issue for Vestas, as the company always seeks the best employee for the job at hand. Vestas aims to be an organisation without borders which learns and seeks inspiration from other industries in order to consolidate its leading position in wind power systems.

Against this background, Vestas decided to establish a new corporate function called Vestas People & Culture. The new unit has been given the same organisational status as the other 12 business units, not only based on the philosophy that corporate culture is the biggest managerial challenge, but also because initiatives to build a new corporate culture inevitably starts at management level.

Vestas Technology R&D

Vestas dominates the field of wind power technology and has done so for many years. The Group's technology division has won the race for lower kWh prices, but the complexity of wind turbines has increased dramatically in recent years. Vestas still intends to be among the front-runners in the race for technological advancement, but The Will to Win has changed the order of priority so that the Group now to a greater extent retains its focus on product reliability.

A new and more structured dialogue with the customers has taught Vestas that reliable operations are essential. Vestas listened – and has taken the appropriate action.

The new Group mission "At Vestas, failure is not an option" will characterise this part of the business, and in May 2005 this led to the establishment of the Vestas Technology R&D business unit. The first priority for this new unit was initially to obtain a complete overview of potential component problems and product faults and to assume responsibility for these issues.

At the same time, it has become obvious that only through strong patents will Vestas be able to protect its future earnings capability, and this has led the Group to emphasise a leadership position in the patenting of new technologies.

Vestas Technology R&D also comprises the Group's two new development centres. The first, to be located at Skejby near Århus, will house 500 employees in the world's most advanced R&D centre for wind energy. The centre is expected to open at the beginning of 2008.

The other centre will be set up in Asia to underline the fact that Vestas' research and development initiatives are just as global as the way in which the rest of the business is run.

Vestas Offshore

The offshore market offers a lot of potential but is also a highly complex business area. However, Vestas possesses considerable expertise in this field, which the Group considers a target for strategic development.

Offshore projects require very specific skills, and the risk of errors resulting in huge losses is substantially greater than for traditional onshore operations. In particular, offshore operations call for special management of the unique risks involved.

For the purpose of strengthening this part of the business, these activities were hived off in a separate legal business unit, Vestas Offshore A/S. The new business unit will have global responsibility for all offshore projects and will centre on giving priority to risk management in order to better balance contract profitability.

New Contract Review Board

The increased focus on profitability in the seven sales companies coupled with the setting up of a Contract Review Board has led to higher prices and more balanced terms of delivery.

In the early summer of 2005, the Executive Management set up a Contract Review Board based on an intention to shift the centre of attention with respect to the conditions, prices and terms of delivery that form the basis of all Vestas' customer contracts.

In connection with the launch of The Will to Win, Vestas acknowledged that prices had reached a level that was unsustainable to Vestas as well as to the entire industry.

In spite of the fact that some of the competitors are closely affiliated with major global industrial conglomerates, in its capacity as the market leader of the wind power sector, Vestas resolved to take the lead in securing acceptable prices and delivery terms. These efforts have not only lifted Vestas' own earnings, but have also been to the benefit of the entire industry. When earnings are insufficient, there is no foundation on which to build the innovation and development that the industry needs to maintain.

It is important to note that Vestas initiated this aggressive strategy before the American PTC scheme was extended. The fruits of Vestas' efforts have now materialised, and Vestas has witnessed an actual paradigm shift in the USA. At the end of 2005, US projects had moved from very low margins up into the Group's new framework for prices, terms and conditions.

In accordance with The Will to Win, the Group's seven sales companies have directed all their selling activities to projects that meet the strategic profitability requirements. The task facing the new Contract Review Board is therefore to consider the large projects which the sales companies recommend for approval.

The two members of the Executive Management are among the members of the Contract Review Board. In the second half of 2005, this new body rejected orders with a value of up to EUR 1bn because the risks involved were too high.

Supply chain

New and close business relations with Vestas' suppliers have yielded favourable results. Vestas recognises that increased collaboration is necessary to resolve the problems suffered by suppliers and Vestas alike, and adjustments are called for at both ends. In light of The Will to Win, the responsibility for supplier contacts has returned to the individual business units. Intensive efforts are performed to solve this huge task.

A very high level of activity characterised the entire wind power industry in 2005. This gave rise to capacity restraints among some of Vestas' key component suppliers, who were unable to supply components in the quantity or quality required by the Group. Capacity restraints affected both components for new turbines and spare parts for the large portfolio of wind power plants already in operation.

In light of the difficult supplier situation, Vestas has strengthened communication with all strategic suppliers to ensure satisfactory deliveries. At the same time, steps have been taken to discuss the fact that Vestas needs to incur a too high proportion of the costs associated with quality issues in the materials and components procured.

These recently established relationships have yielded positive results, leading, among other things, to a "Suppliers' Day" event held in March 2006, the purpose of which was partly to underline the importance of smooth day-to-day collaboration to the benefit of Vestas and its suppliers alike.

In one specific case, Vestas resolved to acquire one of its suppliers in 2005. Weier Electric GmbH, the German supplier of generators which for more than ten years has supplied high quality advanced generators to Vestas' wind turbines, filed a petition for insolvency proceedings in July 2005. In that connection, Vestas acquired a number of the assets and activities related to the development and production of generators for Vestas' wind turbines.

Warranty provisions

The large warranty provisions are a significant part of the explanation for Vestas' operating loss in 2005. The Group has now placed the full responsibility for handling product warranties in one business unit, Vestas Technology R&D. The settlement of the many unresolved warranty claims will be crucial for the Group's financial performance in the years ahead.

A large part of Vestas' adverse financial performance in 2005 was caused by large warranty provisions. These provisions concern the product warranties provided to customers upon the conclusion of delivery contracts.

The product warranties, which in most cases cover both faulty components, malfunctions and any financial losses incurred by the customer in connection with unscheduled interruptions of operations, usually apply for two to five years from the date of delivery. For the customers, the specific warranty period and warranty terms form part of the individual contractual basis.

Of the approx 30,700 turbines manufactured and sold by Vestas in total, about 7,900 were covered by a full or partial warranty at the end of 2005.

Vestas' CIM organisation

Vestas has not previously handled product errors and product warranty claims in a centralised function. However, The Will to Win has brought product quality and reliability to the centre of management's attention. Accordingly, in the autumn of 2005, Vestas set up an organisational entity called Continuous Improvement Management (CIM) under the Vestas Technology R&D business unit.

Having some 80 engineers at its disposal, the CIM entity is assigned with the handling of all so-called type faults (see next page). This task comprises assignments such as global registration and technical assessment of all reported faults, collecting additional data, preparing and developing technical solutions and overseeing the implementation of such solutions at the customer's site.

The objective of the CIM entity's initiatives is to improve efficiency of the Group's product error handling, especially to build know-how that may provide the Group management with the necessary platform from which to prioritise its resources so that the most important faults are remedied first.

As part of its efforts, the CIM entity is in the proces of establishing a management information system, which provides an overview of the extent ▶

and distribution of type faults, accumulating basic data from which to evaluate the Group's provisions.

The CIM entity submitted its first overall error report on 23 November 2005. This report was one of the main reasons behind Vestas' earnings forecast downgrade for 2005.

Two fault categories

Vestas distinguishes between two fault categories that may trigger a warranty claim:

One-off product faults
One-off product faults comprise random and thus unforeseen faults in a turbine and its components with no systematic connection to type of turbine, construction, production series or components. One-off product faults can usually be remedied by way of a service visit during which Vestas' technicians identify and rectify the fault, possibly by replacing a defective component.

Type faults
Type faults are faults that systematically involve a large group of turbines. Type faults typically relate to specific, common components, the production series, turbine location, load conditions or the like.

It may be very costly for Vestas to remedy type faults, depending on the complexity and frequency of the fault and the time it takes to rectify it. The costs involved in remedying type faults are therefore subject to a significant degree of uncertainty until the CIM entity has identified specific solution models for each individual fault. The costs incurred to remedy faults may thus be higher or lower than the amount provided.

Calculating provisions

Provisions for one-off product faults
Vestas allocates a fixed amount per turbine supplied to cover costs of remedying one-off product faults.

Provision for type faults
Provisions for remedying type faults depend partly on the number of turbines that are – or with a certain probability may be expected to be – affected by the fault, partly on the complexity of and costs involved in the solution that Vestas must provide to rectify the fault. The CIM entity has calculated cost estimates for all type faults, encompassing Vestas' expenses for replacement components and other external expenses. As mentioned above, these estimates, which form the basis of the provisions, are subject to considerable uncertainty. The actual costs of remedying type faults depend partly on whether the CIM entity is in fact able to identify and implement solutions to the type faults at the assumed pace and according to the assumed budget, partly on whether Vestas is able to source the necessary spare parts and components from its suppliers according to plan. The actual costs of remedying faults may thus be higher or lower than the amounts allocated.

Remedies

In other words, the critical factors for Vestas' provisions are: a) a correct solution to remedy the problems, and b) the time taken to solve the problems and for the turbine to be back in normal operation.

In its research efforts, the CIM entity has identified a potential to reduce the frequency of certain type faults. Among other things, this implies that the number of unscheduled service visits to the turbines is expected to be reduced considerably.

If Vestas had continued with its former way of handling warranties, the annual accounts for 2005 would have demanded extra provisions in the amount of EUR 100m.

With the initiatives carried out by the CIM organisation, where externally verified solutions are presented and documented, the number of non-scheduled service visits is expected to be reduced to such an extent that in future, such provisions are not necessary.

These solutions are already being implemented in 2006.

VESTAS' BUSINESS PERFORMANCE

Markets

Sales and market shares 2005

Market	Sales (MW)	Estimated market share (%)
Europe		
Sweden	41	68
Denmark	24	100
Germany	472	26
Spain	244	14
Italy	167	37
Portugal	115	23
Greece	110	87
The Netherlands	100	65
United Kingdom	94	21
Austria	91	42
Ireland	63	40
France	59	16
Belgium	16	23
Poland	11	57
Other European countries	8	29
Total Europe	**1,615**	-
Americas		
USA	683	28
Canada	194	81
Total Americas	**877**	-
Asia/Pacific		
India	344	27
Australia	225	73
China	77	15
The Philippines	25	100
Japan	18	10
South Korea	4	15
Total Asia/Pacific	**693**	-
Total world	**3,185**	**28**

In 2005, the global market for wind power increased by 40 per cent relative to 2004. This increase was primarily attributable to growth in the USA and Canada.

Total sales from Group companies and associated companies amounted to approx 3,900 MW, an increase of approx 32 per cent on 2004. Of the total volume shipped, 3,185 MW was delivered to customers, while the remaining part was still under completion at the end of the year.

As in previous years, Vestas' global market share is calculated on the basis of the 3,185 MW (2004: 2,784 MW) delivered to customers before the end of the year. This translates into a market share of approx 28 per cent, a fall of approx 6 percentage points relative to 2004. The reduction should be viewed in light of the fact that the number of projects under completion at the end of the year was much higher than in 2004.

Europe

Vestas delivered 41 MW to the **Swedish** market, an increase of 8 MW on the previous year. Vestas achieved a market share of approx 68 per cent in 2005, which represents a rise in relation to 2004. The Swedish market for wind power has settled at a stable level following the introduction of green certificates.

The system of green certificates is not expected to be harmonised with the Norwegian wind power market as of 1 January 2007, as Norway and Sweden have not yet reached an agreement concerning the system.

In **Denmark**, Vestas delivered 24 MW, which corresponds to the total size of the Danish market in 2005. Sales in Denmark thus represent less than 1 per cent of Vestas' combined deliveries.

Clarification about the long-term goals for onshore wind power in Denmark is still awaited. By contrast, the target for offshore wind power is very ambitious, with plans for two new 200 MW wind power plants.

The **German** wind power market was affected by the general election in 2005. Uncertainty concerning the future energy policy resulted in more wind power projects than expected being initiated in 2005, triggering increased demand throughout the market during the summer. However, these projects were neither delivered nor completed in 2005, which meant that in relation to 2004, total deliveries to the German market fell by 12 per cent to 1,808 MW. Vestas delivered 472 MW to the German market in 2005 but saw its market share fall to 26 per cent.

The new government is expected to define its future energy policy in the spring of 2006, and the general attitude to renewable energy in Germany remains positive. For this reason, Vestas maintains an optimistic view of the situation in Germany.

The **Spanish** market ended 2005 at the same level as the German market. The Spanish market decreased by 300 MW relative to the previous year, ending at 1,764 MW. Vestas succeeded in retaining its position on this market, with a 14 per cent share. The company retains positive expectations for Spain, as in 2005, the Spanish government increased its target for wind energy from 13,000 MW to 20,155 MW in 2010. At the same time, Vestas expects the V90 turbine to prove its competitive strength at sites with modest and medium wind conditions in 2006.

In 2005, the **Italian** market grew from 357 MW to 446 MW – a rise of almost 25 per cent. However, Vestas' share of this market fell to 37 per cent. In the Italian market, the government has introduced green certificates, delegated responsibility for the expansion of wind power to the local regions, and introduced rules for grid connection. These moves have attracted new players to the market, and Vestas expects that this development will continue and that the market will grow.

The **Portuguese** market developed positively in 2005, growing by an impressive 83 per cent to 502 MW. Vestas increased its deliveries to 115 MW and saw its market share rise to 23 per cent. Over the past year, the Portuguese government raised its aim for accumulated installed wind energy from 3,750 MW to 4,400 MW in 2010. This target is consistent with Vestas' positive expectations for the market, where the V90 turbine in particular has proved its competitive strength.

In **Greece**, the market grew by 65 MW to 126 MW, an increase of 107 per cent. Vestas managed to achieve a market share of 87 per cent. The Greek government has a national aim of ensuring that renewable energy accounts for 20 per cent of all energy by 2010. At the same time, Greece operates an attractive incentive system. Against this background, Vestas retains positive expectations for the Greek market.

The **Dutch** market decreased by 45 MW to 154 MW. Vestas' share of this market declined from the high level in 2004 (more than 80 per cent) to 65 per cent, the 2003 level. Vestas expects the Dutch market to develop steadily from its current level. This evaluation is based on the stated target of the Dutch government that 9 per cent of all energy is to stem from renewable energy by 2010, as well as the decision by the government to put on hold subsidies for new offshore projects. The latter condition has naturally resulted in uncertainty concerning the long-term prospects for the Dutch offshore market, but the projects that have already been approved will not be affected.

In 2005, the **British** market grew by 77 per cent relative to 2004, rising to 447 MW. However, Vestas did not manage to retain its previous position on the market in 2005. Vestas delivered a total of 94 MW, of which 90 MW were for the offshore wind farm at Kentish Flats, achieving a market share of 21 per cent.

The disappointing result onshore is explained by delays affecting almost all projects in the United Kingdom. These projects were not completed and handed over to the customers in 2005, but it is expected that the hand-overs will take place at the beginning of 2006. The British market is expected to develop strongly over the coming years as the British government is to implement its plan for ensuring that 10 per cent of the electricity used in the country stems from renewable energy by 2010.

Against this background, Vestas takes a positive view of the British market, both onshore and offshore.

Sales to the **Austrian** market fulfilled expectations for 2005, with Vestas delivering 91 MW – an increase of 35 per cent on the previous year. Vestas' market share totalled 42 per cent compared to 35 per cent in 2004. There is still some uncertainty concerning the future pricing regulations for wind power in Austria. The current status is that only wind turbines commissioned prior to 30 June 2006 will receive the old sales price tariff. This uncertainty is expected to affect the Austrian market in 2006.

In 2005, the **Irish** market grew by 7 per cent relative to 2004, rising to 159 MW. Vestas delivered 63 MW, an increase of 76 per cent on the previous year, and saw its market share rise to 40 per cent from 24 per cent in 2004. Growth prospects for the Irish market have been reinforced following the announcement of the government's plans to introduce a new fixed price ▶

subsidy scheme. However, it is expected that Ireland will find it difficult to meet EU requirements for 13.2 per cent renewable energy in 2010, as this would require a significant reinforcement of the electricity grid in good wind sites as well as faster processing of grid connection operations.

In 2005, **France** achieved the highest nominal growth in MW of all European wind power markets. In fact, total installed capacity at the end of 2005 was 371 MW, a rise of 169 per cent on the previous year. Vestas' market share fell from 28 per cent in 2004 to 16 per cent in 2005. The French market is expected to grow significantly in 2006 as the sales prices for wind energy are expected to fall at the end of 2006. Long-term prospects are very positive, and Vestas expects to become an important player in the French market in the future.

Sales to the **Belgian** market in 2005 totalled 71 MW, a rise of 43 MW relative to 2004. Vestas' share of this market dropped from 43 per cent to 23 per cent.

In **Poland**, Vestas delivered 11 MW, obtaining 57 per cent of the market. Vestas has great expectations for this market as a new energy bill came into effect on 1 October 2005, stimulating a high level of activity among developers.

In 2005, Vestas also delivered turbines to the **Czech Republic**, **Hungary** and **Switzerland** – with an installed effect of 5, 2 and 1 MW, respectively.

Many new countries in Europe are beginning to realise the benefits of wind energy, and Vestas expects that these countries will contribute to the continued positive development of the market for wind turbines.

Americas

The most volatile market in the world was also the largest market for wind power in 2005. A massive 2,431 MW were installed in the **USA** – a giant leap of 2,042 MW compared with 2004. The increase came about following the extension of the PTC scheme in the middle of September 2004. This scheme was originally only valid until the end of 2005. Against this background, players in the American market succeeded in completing the planning, purchasing, manufacturing and installation of a very large number of wind turbines during 2005.

In 2005, Vestas succeeded in increasing its market share by 4 percentage points to approx 28 per cent of the most competitive market in the world. It is likely that the USA will once again be the world's largest market for wind power in 2006, as the PTC scheme was extended on 29 July 2005 and will now run until the end of 2007.

This sends a very positive signal to the players in the US market, contributing to increased stability – although only in the short term as the scheme is not permanent. A more permanent position on wind energy, such as adoption of a national Renewable Portfolio Standard (RPS), which covers obligatory demand for renewable energy, could have helped stabilise the market. However, this proposal was not passed. Nevertheless, Vestas' positive expectations for the future of the US market are still supported by state RPS schemes and higher prices of other forms of energy in the USA.

In addition, The US President has stated that measures are to be introduced to reduce the USA's reliance on imported gas and oil. This may result in wind energy gaining more sustainable political support in the USA in future.

In 2005, the **Canadian** market grew by 239 MW in total. Vestas sold 194 MW to Canada, which corresponds to a market share of 81 per cent, down 10 percentage points relative to 2004. Vestas expects the Canadian market to develop positively. The reasons for this include an official raising of the target for wind energy from 1,000 MW to 4,000 MW, along with the Canadian government's ratification of – and, in particular, action plan to achieve – the targets of the Kyoto Protocol.

Asia/Pacific

Vestas sold 343 MW to the **Indian** market in 2005 – equivalent to a rise of 103 MW on 2004. In total, however, the Indian market grew by 44 per cent to 1,256 MW in 2005, which meant that Vestas' share of this market dropped from 28 per cent to 27 per cent. India is suffering from a shortage of energy, and the Indian government is favourably disposed towards renewable energy. Therefore, there is appreciable growth potential in India. A number of indicators point towards a 10,000 MW hike in capacity for wind power alone by the end of 2012.

The **Australian** market is currently being driven by the targets for renewable energy laid down in the Mandatory Renewable Energy Target (MRET). The policy of the current government is to continue with an unchanged MRET, which means that the long-term market potential for wind power in Australia is particularly uncertain. Nevertheless, Vestas expects Australia to remain an important market for wind power in the future – even in the event that the national MRET is not extended. This is also reflected in the sales figures for 2005, with Vestas selling 225 MW to this market, an increase of 37 MW compared with 2004. However, Vestas saw its market share falling from 100 per cent in 2004 to 73 per cent in 2005.

In 2005, the **Chinese** market increased by 300 MW compared to the previous year. In total, almost 500 MW were installed in 2005, with Vestas delivering around the same volume of MW as in 2004. As a result, Vestas saw its market share fall from 38 per cent to 15 per cent. However, Vestas maintains a positive view of the Chinese market as in March 2005, the government passed the Chinese Renewable Energy Promotional Act, which states that in 2020, 10 per cent of all electricity generation is to stem from renewable sources.

In the **Philippines**, Vestas completed the Bangui Bay project (25 MW) in 2005 and anticipates other similar projects in the future.

Vestas sold 18 MW to the **Japanese** market in 2005, a disappointing result compared to the 74 MW sold in 2004. The total market in 2005 was 42 MW lower than in 2004 and Vestas saw its market share drop by 22 percentage points to 10 per cent. The Japanese market is marked by fluctuations from one year to the next, although with an underlying increasing trend. Vestas expects this trend to continue to develop in the future and forecasts positive development for the Japanese market as a whole and for the company's position on same.

South Korea is considered a future growth area. For this reason, Vestas opened an office in Seoul in the spring of 2005. During the past year, Vestas sold just 4 MW to the South Korean market as compared to 47 MW in 2004. In 2005, Vestas' market share dropped by 85 per centage points to 15 per cent.

Customers

Very large and specialised energy utilities represent an increasing proportion of Vestas' customers, demanding reliability in the wind power plants that is on a level with that in conventional power plants.

Targeting its product innovation activities, Vestas intends to strengthen its customer relations and in that way ensure that its products meet with customer expectations. One of the steps taken by the Group in this connection was to set up a Customer Advisory Board and to strengthen customer relations through local presence and key account management. This stronger collaboration with customers has been labelled Dialogue for Development.

This ambitious project, which the entire Group management has undertaken to implement in practice, aims to ensure effective knowledge sharing and constructive customer dialogue, making Vestas a more attentive and informative collaboration partner.

A survey of satisfaction among Vestas customers carried out at the end of 2005 constituted the first step of this project. The survey showed that only 60 per cent of the customers are either "satisfied" or "very satisfied" with their working relationship with Vestas. This is not a satisfactory result for Vestas.

The responses to the survey are now being used as a tool to improve the future collaboration, the goal of which is to create an open dialogue that can generate mutual understanding and development while at the same time ensuring that Vestas delivers the products that the customers want.

An important precondition for improving customer satisfaction involves improving turbine quality and reliability. A number of customers have noted that, in some cases, their turbines have not lived up to the expectations they justifiably have for products from the world's leading manufacturer of wind power systems. Increased focus on improving quality and closely targeted efforts to correct errors are to ensure more reliable turbines in the future, while also helping Vestas to lead the way in the technological development of the turbines of the future.

Moreover, it is crucial that Vestas delivers its products on time, and in this context, Vestas will endeavour to improve its internal production flow.

Better follow-up on turbine performance is another prerequisite to raise the level of customer satisfaction. Therefore, Vestas is now launching projects intended to optimise the documentation of turbine performance and operation after the products have been delivered to the customer. Better documentation is also valuable to Vestas, as more structured collation and in-depth interpretation of documentation provide better opportunities to improve the products.

To ensure open dialogue, Vestas will hold many more meetings and consultations with its customers. In addition, workshops and seminars will be arranged to improve and increase the intensity of the constructive dialogue between Vestas and each individual customer.

Employees and knowledge resources

Number of employees

The implementation of the new organisational structure has created a clear division of decision-making responsibilities and cost structure between the business units and the parent company. One of the results of this division is that the Group has succeeded in eliminating a range of duplicate functions. At the same time, production facilities in Randers, Denmark, have been transferred to Spain and production facilities in Svendborg and Hammel, both located in Denmark, are currently being phased out as well. All in all, this has resulted in the Group having to lay off a large number of employees. A total of 625 jobs were cut in 2005 and a further 100 positions were not refilled.

At the end of 2005, the Group employed 10,618 people. This increase of more than 1,000 employees relative to 31 December 2004 (9,594 employees) reflects the increased level of activity in the Group, especially in the areas of overseas production and sales and service.

Number of employees in the Vestas Group at 31 December 2005

	Denmark	Europe (excl. Denmark)	Americas	Asia/ Pacific	Total
Production	4,003	2,112	0	223	6,338
Sales and service	688	1,803	479	371	3,341
Other	891	48	0	0	939
Total	**5,582**	**3,963**	**479**	**594**	**10,618**

Knowledge resources

Vestas employs very competent people in the areas of product and production development, areas in which Vestas leads the wind industry. In 2005, approx 700 employees were employed in the field of development, which corresponds to roughly one in every fifteen employee.

However, the Group's other employees also have important skills and know-how of Vestas' products and work processes. This knowledge is a prerequisite for the Group to retain its position as the leading supplier in the market. The cornerstone of Vestas' knowledge initiatives is the strategy entitled The Will to Win and the core values trustworthiness, care, the power to act and development. Vestas works continuously to deploy the strategy and the core values throughout the organisation so as to make them the basis for the actions and decisions of the workforce.

In order to optimise the knowledge resources initiatives, in 2006 a project will be launched to devise a systematic approach to planning and implementation in the field of know-how.

Employee development and recruitment

Development programmes are prepared for all employees in order to make sure that the workforce has the necessary skills, motivation and commitment. In 2005, Vestas focused in particular on designing training programmes for the Group's top management, as good management is crucial to the development of the organisation and in making sure employees thrive in their work. In 2006, the Group will be concentrating on designing development programmes for the Group's middle management. In addition, Vestas will be launching projects to train the Group's top and middle management and specialists within the organisation, including a talent programme for existing employees.

One of the key challenges faced by Vestas in the field of human resources is to attract internationally-oriented employees with unique technological skills, especially employees who can contribute to retaining and strengthening Vestas' product innovation capabilities and ability to market its products. For this purpose, in 2006 Vestas will be launching initiatives aimed at attracting the best qualified candidates from all over the world. These initiatives include a project intended to brand Vestas as a workplace and a 2-year "Graduate Programme". Both initiatives are aimed at people who have recently completed their formal education. ▶

Production

Focus on reliability

The overriding goal of Vestas' product development plan is to develop wind power systems that can generate electricity of optimal quality at the most competitive price – without compromising on safety, quality or environmental aspects.

With the emphasis on product reliability, it is important that Vestas continues to use and develop tried and tested technologies. Vestas consciously applies integrated product development, which is run in close collaboration with suppliers, universities and other institutions. This ensures that Vestas is in a position continuously to improve product platforms.

Vestas is focusing on significantly improving the reliability of its products by continuously refining the products and minimising component failure.

New production facilities

In the working relationship between production and development, the know-how that exists in Vestas' Danish facilities is crucial to Vestas' success on a global basis. However, in all likelihood, all Vestas' major future production units will be located outside Denmark.

In 2005, as part of the globalisation process, and with a view to improving total production capacity and reliability of supply, Vestas continued to establish nacelle assembly and blade factories in Europe and Asia/Pacific.

Vestas Blades A/S has set up a blade factory in Portland, Australia.[1] The factory was officially opened in August 2005 and the commissioning phase has now been completed as planned. Also in 2005, Vestas Blades A/S began work on establishing a blade factory in the Tianjin Economic-Technological Development Area (TEDA), China.[2] The project is progressing according to plan, and Vestas expects to commence production at the factory in the first half of 2006.

In January 2006, Vestas announced that a combined nacelle and hub assembly factory was to be built adjacent to the blade factory in Tianjin, China.[3] The location was selected on the basis of the good access conditions to the harbour, railway and road network in China. As such, it fits in neatly with Vestas' strategy for the region.

Work on the factory, which will employ around 225 people, will commence as soon as possible. Vestas expects to deliver the first V80-2.0 MW nacelles and hubs from this factory during the first half of 2007. This new factory will be able to manufacture around 350 nacelles and hubs per year, and Vestas' investment in the facility amounts to approx EUR 19m.

Vestas Nacelles A/S is also building a nacelle assembly factory in the Castilla y León province of Spain.[4] The project is progressing according to schedule, and it is expected that the factory will start operations during the first half of 2006. As a result of this particular expansion, production capacity for the 2 MW turbines is increased. At the same time, the production facilities for the V82-1.65 MW turbine are being better utilised due to the phasing out of the production facility in Randers, Denmark, which did not fit into the global production footprint strategy for Vestas Nacelles A/S. In addition, Vestas Nacelles A/S has taken over the production of generators and other components from the German company Weier Electric GmbH.[5] In future, in-house production of generators will help to ensure that the required capacity can be delivered.

Efficiency improvements

In parallel with the build-up of new production capacity, Vestas is working to expand existing capacity by reducing lead times and downtime. The work in this area involved, for example, introducing Total Productive Maintenance (TPM), increasing employee involvement and introducing LEAN production at selected factories in the Vestas Nacelles, Vestas Blades and Vestas Towers production units.

This has resulted in appreciable productivity improvements and a significant positive impact on net working capital.

Suppliers

Vestas has purchased components from external suppliers primarily in Western Europe, exposing the Group to major fluctuations in exchange rates relative to the markets in which the turbines are sold. One of the defined goals is therefore to establish procurement in currencies other than euro. Another goal is to reduce purchase prices through market-oriented follow-up and consideration for local market conditions – e.g. the Chinese requirement concerning 70 per cent local production – cost synergies and currency exposure. Partially as a result of its commitment to this goal, Vestas opened a procurement office in Shanghai, China, in 2005.

As a part of Vestas' strategy of establishing local production in China, the Group has entered into agreements with suppliers of main nacelle components concerning the setting up of local component production. Vestas therefore expects to have a local and competitive supply chain in place in China during the first quarter of 2007. This will also result in an expansion of capacity in the component market.

The past year was marked by turbulence and price rises on commodities markets, where in some areas capacity could not keep pace with demand. Similarly, some specific categories of components were suffering from lack of production capacity. This meant that Vestas was occasionally hit by major delays in component deliveries – delays which could not always be made up. Initiatives have been implemented to improve internal processes that will allow Vestas to meet its delivery obligations in the future. See page 45 for further details.

Quality management

In 2005, Vestas also encountered major challenges linked to the quality of products delivered by its suppliers. In order to solve these problems, Vestas has taken steps to ensure closer working relationships with strategic and significant suppliers in areas such as integrated product development, production optimisation and quality planning.

Vestas seeks to deploy its quality management system in the Group's companies. Vestas' aim is for all employees to work with and according to the same system, and the quality management system now covers all Vestas' activities. This ensures, for example, that Vestas always lives up to the demands of the ISO 9001 quality management system.

In 2005, the two QSE systems from Vestas and NEG Micon were combined to form a shared Management System. As a part of this move, a range of shared requirements were developed to support in-house processes, and the new Management System is therefore a key component of the initiatives in the Vestas Constitution.

Vestas set up a Functional Review Board in 2005. The permanent members of this board are all experienced managers. In addition, various project managers with responsibility for key components attend meetings to report on the status of individual improvement projects. The board evaluates the progress being made on the projects at regular status meetings. These meetings are devoted to assessing the status of work plans, the financial significance of specific projects and the reallocation of cases and resources, if necessary.

Patenting

An important part of Vestas' development strategy concerns protecting and developing its intellectual property rights. This will ensure operational freedom and opportunities to develop the business, and it is a precondition for Vestas' ability to develop in the long term.

Vestas has previously failed to devote sufficient focus to intellectual property rights, and so in future the goal is to secure the intellectual property rights to developments, to increase the number of patent applications significantly and to enter into strategic partnerships with selected suppliers.

Products and projects

Broad product range

Vestas has always been one of the driving forces behind the development of competitive wind turbines and wind power systems, operating the broadest product portfolio in the industry. Vestas' products range from kW turbines to 3 MW turbines.

The V100 turbine is a planned development of the V90-3.0 MW model which, with its special construction in which the main shaft has been replaced by a giant ring bearing, constitutes a giant technological leap forwards for Vestas. This turbine adds to the Vestas product range a model that is particularly competitive for sites with modest and medium wind conditions and for both onshore and offshore sites. Prototypes will be installed in a number of markets during 2006. Vestas expects to commence serial production in 2007.

The launch of the V120 model has been postponed to 2009. The reason for this is that it has proved necessary to allocate resources to other development projects with significantly higher earnings potential in both the long and short terms.

New policy regarding product information

Vestas has previously provided detailed information about scheduled product launches and time schedules, both in stock exchange announcements and in other publicly available information. However, Vestas does not wish to disclose information about extensions or modifications to its product range, if such disclosure could impair the Group's competitive strength.

Accordingly, Vestas will henceforth not disclose as many details as previously with respect to future products.

Project implementation

Today, Vestas' business involves much more than the development and manufacture of wind turbines. The Group's projects thus range from the "simple" projects, which involve the delivery and commissioning of individual turbines, to full-scale turnkey projects, which are particularly complex and long and which make high demands on both employees and suppliers. It can take from 18 to 36 months from the first contact with the customer until the contract has been signed.

Vestas runs all the aspects of a project. This applies to everything from production and procurement to collaboration with suppliers, technical support throughout the construction process and installation and testing. Vestas carefully tests all turbines before commissioning and provide all operators and service technicians with thorough training.

Vestas works with independent consultants on the fundamental analyses of wind and site conditions. Vestas also carries out some of the analyses itself, including the evaluation of loads and PSS/E models. The results are used to secure permits, meet local requirements and attract capital. The analysis results are also used to create precise simulations to ensure optimal siting.

The SCADA system – a system for supervisory control and data acquisition – transforms separate wind turbines into a unified functional unit: a wind power plant. VestasOnline™ is a versatile system that contains a wide range of monitoring and control functions that make it possible to manage and control wind turbines in the same way as a conventional power station.

The increasing importance of wind power on the electricity market requires the operators of wind power plants to take on greater responsibility for the control of the electricity grid. Vestas' technology ensures that the wind power plant is compatible with the grid and, at the same time, the technology can even help to stabilise a weak grid.

Vestas' global service organisation supplies a wide range of products designed to optimise wind turbine operation and minimise downtime.

Health, safety and environment and social responsibility

Health, safety and environment

Vestas gives top priority to safety in each employee's performance of his or her duties, no matter whether the employee works in R&D, sales, production, installation or maintenance. Moreover, Vestas considers its employees to be its most important resources for achieving its results.

Consideration for environmental conditions supports Vestas' products and, by extension, Vestas' business base. The positive environmental aspects of wind power are indisputable, as Vestas' products make a positive contribution to society in the form of the renewable energy that the wind turbines generate. For example, during its expected design service life of 20 years, a V90-3.0 MW offshore turbine will generate 35 times as much energy as is consumed in its entire life cycle.

CO_2 savings from using wind power relative to electricity generated from conventional energy sources represent the most important positive environmental impact of wind turbines. From a life cycle perspective, the consumption of metals is the explanation behind Vestas' most important negative environmental impact. Other significant impacts are the visual impression of wind turbines in the countryside, sound from operating wind turbines and the non-recyclable waste from dismantled turbines.

The proliferation of renewable energy through the purchase of renewable power supports Vestas' business base. Consequently, Vestas intends to contribute to this development by purchasing renewable power for its own activities. In 2005, renewable power accounted for 75 per cent of Vestas' total electricity consumption.

Health, safety and environmental (HSE) considerations are deeply deployed in Vestas, and for some time the company has been listed in a num- ▶

ber of indices for sustainable investments. See Shareholder information on page 118. Vestas takes a systematic approach to enhancing health, safety and environment conditions, and the introduction of HSE management is considered an important tool in this context. Vestas' goal is for all its activities to be certified according to the ISO 14001 environmental management standard and the OHSAS 18001 occupational health and safety standard.

At the end of 2005, 75 per cent of Vestas (measured by number of employees) was certified to ISO 14001 and 63 per cent (measured by number of employees) was certified to OHSAS 18001.

Vestas has selected a number of indicators for health, safety and environment conditions that are relevant to understanding Vestas' development, results of operations and financial position. The motivation for which health, safety and environment indicators are considered important and comments on how the defined indicators have evolved are provided on pages 55-57.

Social responsibility

Social responsibility is a natural part of Vestas' management philosophy and value set. Vestas practices social responsibility both within the Group and in relation to the surrounding society.

The desire for sustainable development for the company encompasses social responsibility, environmental responsibility and financial profitability. Vestas recruits and promotes people on the basis of skills and competences, with no regard to nationality, sex, race or creed. Moreover, work is done continuously to create a good framework for the staff.

Through dialogue and active collaboration with business partners, Vestas will strive to improve understanding of – and reinforce – Vestas' norms so as to improve conditions in respect of safety, social responsibility, human rights, health on the labour market, business ethics and the external environment.

The Group's standards and goals are based on the framework agreements established by international organisations such as the UN, ILO and OECD, and which are concerned with ensuring ethical responsibility and trustworthy behaviour. Through work in collaboration and safety committees, and in their everyday work, employees of the Vestas Group will strive to promote the principles, guidelines and procedures laid down in these framework agreements.

For additional information about these agreements, visit www.vestas.com.

In connection with the downsizing in 2005, Vestas made sure that all the employees affected had access to the necessary support so that the process could be carried out as smoothly as possible. Managers faced with laying off staff were offered a course in how to handle the situation. Employees who were to be laid off were offered a two-day training course in general job seeking, as well as individual job application guidance.

Risk management

The strategy entitled The Will to Win has resulted in a range of changes being made to Vestas' business procedures. The strategy involves, for example, increasing focus on risk management within the critical business processes.

Vestas established a structure for risk management in 2005, a structure designed to manage and limit risks effectively to a level Vestas considers acceptable. Risks linked to Vestas' core areas are managed by the departments that possess the relevant competence. In-house reporting of the Group's most significant risks forms part of Vestas' management information.

The Legal & Risk Management department provides support for the entire Group and works to hedge Vestas' risks. For example, a global insurance programme has been set up. In addition to handling the legally required insurance policies, this programme includes policies deemed appropriate from the perspective of business considerations.

Supplier risks

The stability of supplies of key components in particular is crucial to Vestas' ability to fulfil entered delivery agreements. Efforts are made to limit such risks as far as possible by entering into long-term framework agreements and by intensifying working relationships with suppliers.

Contract risks

As a part of the Group's goal of achieving an EBIT margin of at least 10 per cent in the financial year 2008, Vestas set up a Contract Review Board in 2005. The members of this board include the Vestas Executive Management (see also page 45). The Contract Review Board is to review and approve contractual conditions and terms of delivery for all major wind power projects. This work covers prices, delivery and logistic requirements and other contractual terms and conditions, such as warranties.

Product warranties

Lack of reliability in several of Vestas' products has led to major warranty provisions. Vestas has initiated a number of projects intended to improve the reliability of the products the company delivers. Internally, focus in connection with production and development is centred on improving the quality and reliability of the turbine components.

The Group has entered into close dialogue with a number of component suppliers with a view to obtaining greater influence on their production process and ensuring higher quality of the components and, by extension, the finished product.

The goal of all initiatives is to reduce Vestas' warranty costs, to ensure the customers' returns, and to maintain the competitiveness of the products.

However, the size of these provisions will still be subject to great uncertainty, as it may be very costly for Vestas to remedy type faults, depending on the complexity and frequency of the fault and the time it takes to rectify it.

Exchange rate risks

The business activities of Vestas involve a range of exchange rate risks linked to the purchase and sale of goods and services in currencies other than the euro.

Vestas pursues a policy of hedging exchange rate risks as soon as a commitment in foreign currency is agreed. However, this applies only to net exposure in each individual currency. Exchange rate risks are primarily hedged through foreign exchange forward contracts and currency swap agreements. Exchange rate regulation of investments in overseas subsidiaries and associated companies is taken directly to shareholders' equity. Related exchange rate risks are not hedged. The reason for this is that Vestas is of the opinion that continuous exchange rate hedging of such long-term investments is not the optimal solution with regard to balancing total risk against total cost.

Interest rate risks

Vestas' primary interest rate risk consists of interest rate fluctuations, which may influence the Group's debt and lease obligations. Managing interest risks involves ensuring that duration and maximum interest rate risk on the Group's net debts are constantly monitored. Vestas uses hedging instruments to limit interest rate risks.

Credit risks

Vestas is exposed to credit risks in connection with delivering products to customers in a number of countries throughout the world. However, the Group's receivables are usually covered by payment guarantees such as documentary credits, bank guarantees, credit insurance and property reservations.

EVENTS AFTER THE BALANCE SHEET DATE

In the period 1 January 2006 to 28 March 2006 the following main events have occurred:

Fatal accident

In January 2006, Vestas experienced a tragic work accident that had fatal consequences. Vestas' internal investigation of this accident revealed that safety procedures were not followed in connection with the performance of service procedures on a turbine.

Vestas' management neither can nor will accept risks to the safety of its employees and the accident has served to focus attention even more clearly on this area. The management has therefore stressed to employees once again that safety has the highest priority at Vestas, and that Vestas' safety procedures must be followed at all times. A number of specific initiatives have been taken to support and reinforce the safety culture in Vestas. The initiatives are anchored in the management group, but it is equally important to stress that the employees must also accept their co-responsibility for safety.

New facilities

As mentioned previously in the section entitled "Production", Vestas announced in January 2006 that it was to establish a combined nacelle and hub assembly factory in Tianjin, China.[6] By establishing this facility, Vestas will take another important step towards meeting the requirement for 70 per cent local content of the value of a turbine to be manufactured locally – which is a requirement for delivering turbines to the Chinese market, a market that has enormous potential for wind power.

Orders

In 2006, Vestas has announced orders from the USA, New Zealand and a number of European countries. The orders have a combined capacity of nearly 1,000 MW and the turbines will be delivered and commissioned in 2006 and 2007. The stock exchange announcements regarding the orders are available at Vestas' Web site, www.vestas.com.

[1] *Stock exchange announcement No. 28/2004 of 7 July 2004.*
[2] *Stock exchange announcement No. 50/2004 of 31 December 2004 and No. 22/2005 of 7 July 2005.*
[3] *Stock exchange announcement No. 05/2006 of 19 January 2006.*
[4] *Stock exchange announcement No. 21/2005 of 30 June 2005.*
[5] *Stock exchange announcement No. 32/2005 of 5 October 2005.*
[6] *Stock exchange announcement No. 05/2006 of 19 January 2006.*

Financial highlights for the Group

mEUR	2005	2004	2003[1]	2002[1]	2001[1]
Income statement					
Revenue	3,583	2,363	1,653	1,395	1,282
Gross profit/(loss)	84	120	150	142	192
Profit/(loss) before financial income and expenses, depreciation and amortisation (EBITDA)	9	64	142	124	179
Operating profit/(loss) (EBIT)	(116)	(49)	74	74	143
Profit/(loss) after financial income and expenses	(158)	(89)	53	60	149
Profit/(loss) before tax	(158)	(89)	54	60	392
Net profit/(loss) for the year	(192)	(61)	36	45	340
Balance sheet					
Balance sheet total	3,085	2,881	1,390	1,269	1,009
Equity	962	1,162	613	596	567
Provisions	239	181	166	130	97
Average interest-bearing liabilities (net)	560	625	236	173	107
Net working capital (NWC)	498	686	603	627	519
Cash flow statement					
Cash flow from operating activities	148	(30)	153	(126)	(14)
Cash flow from investing activities	(137)	(201)	(119)	3	37
Change in cash and cash equivalents less current portion of bank debt	(35)	227	15	(106)	20
Employees					
Average number of employees	10,300	9,449	6,394	5,974	4,582
Of which in Denmark	5,582	5,336	4,138	4,635	3,812
Financial ratios[2]					
Gross margin (%)	2.4	5.1	9.1	10.2	15.0
EBITDA (%)	0.3	5.0	8.6	8.9	13.9
Operating profit margin (EBIT) (%)	(3.2)	(2.1)	4.5	5.3	11.1
Return on invested capital (ROIC) (%)	(13.2)	(3.8)	8.1	9.6	30.6
Solvency ratio (%)	31.2	40.3	44.1	47.0	56.1
Return on equity (%)	(18.1)	(6.9)	5.9	7.8	84.1
Gearing (%)	51.2	50.1	40.4	44.5	21.6
Share ratios[2]					
Earnings per share	(1.1)	(0.5)	0.3	0.4	3.2
Book value per share	5.5	6.6	5.8	5.7	5.4
Price / book value	2.5	1.3	2.2	1.7	5.7
P / E-value	(12.7)	(18.2)	38.6	21.9	9.5
Cash flow from operating activities per share	0.8	(0.2)	1.5	(1.2)	(0.1)
Dividend per share	0.0	0.0	0.0	0.1	0.2
Payout ratio (%)	0.0	0.0	0.0	23.5	6.2
Share price 31 December (EUR)	13.9	8.8	13.1	9.4	30.9
Average number of shares	174,911,173	150,815,322	105,003,966	104,892,414	104,780,861
Number of shares at the end of the period	174,911,173	174,911,173	105,003,966	105,003,966	104,780,861

[1] *Financial highlights for 2001-2003 have not been restated to reflect the new accounting policies nor do they contain the figures for NEG Micon A/S and therefore correspond to the financial highlights presented in the Annual Report for 2004. The adjustments which would be necessary if the comparative figures in the financial highlights for 2001-2003 were to be restated to IFRS correspond to the adjustments made in the opening balance sheet at 1 January 2004, cf. note 1.*

[2] *The key ratios have been calculated in accordance with the guidelines from "Den Danske Finansanalytikerforening" (The Danish Society of Financial Analysts) (Recommendations and Financial ratios 2005).*

Environmental and occupational health & safety highlights and indicators

Vestas is still working towards ensuring that all companies within the Group are covered by the annual statement of environmental and occupational health & safety highlights and indicators. In 2005, the statement covers 81 per cent of the Vestas organisation, as measured in the number of employees. The 2005 environmental and occupational health & safety highlights and indicators does not cover all the Group companies, but Vestas is nevertheless of the opinion that the environmental and occupational health & safety highlights and indicators provides an accurate picture of the impact generated by the Group as all the most significant activities are included. In 2005, the data basis was extended by 15 per cent, corresponding to 1,547 employees.

The target for 2006 is to produce environmental and occupational health & safety highlights and indicators that includes all Vestas companies.

Vestas has selected a number of highlights and indicators for environment and occupational health & safety which are relevant to understand Vestas' development, result and financial position. The status of these highlights are watched and indicators for relevant environmental and occupational health & safety aspects have been laid down.

The positive environmental aspects of wind power are beyond dispute and will continue to be an important sales argument for Vestas. The MW delivered are essential as the saving of CO_2 seen in relation to conventionally generated electricity constitutes the most important environmental impact.

Seen in a life cycle perspective metals constitute a major part of Vestas' products and are the most important reason for Vestas' negative environmental impact.

The consumption of energy for Vestas' own activities is an important environmental aspect due to the quantitative scope. Vestas wishes to contribute to the spread of renewable energy through purchase of renewable electricity for its own activities. Purchase of renewable electricity thus supports Vestas' core business.

The volume of waste, including the volume of waste collected for recycling, is considered an important indicator of Vestas' environmental impact.

Vestas considers its employees the most important asset in achieving its results. Industrial injuries have been designated as an important aspect as safety is always given first priority in Vestas. Absence due to illness has been designated as a measuring point for employee welfare.

Vestas is working systematically with the improvement of environmental and occupational health & safety aspects, and the introduction of environmental and occupational health & safety management is seen as an important tool in this connection. It is Vestas' target for all its activities to be certified according to the ISO 14001 and OHSAS 18001 standards for environmental and occupational health & safety management.

Accounting policies for enviromental and occupational health & safety highlights and indicators can be found on page 102.

Environmental and occupational health & safety highlights	2001	2002	2003	2004	2005[1]	2005
Products						
MW supplied (MW)	2,520	2,670	2,667	2,784		3,185
Utilisation of resources						
Consumption of metals (ton)	59,665	61,113	66,093	90,732	81,165	143,170
Consumption of other raw materials etc.	14,783	15,428	15,731	20,080	30,034	82,592
Consumption of energy (MWh)	76,782	87,514	95,022	121,212	130,647	227,907
- of which renewable electricity (MWh)	29,130	35,895	34,768	35,805	53,051	118,603
Waste disposal						
Volume of waste (ton)	13,089	12,826	13,185	16,407	20,776	67,313
- of which collected for recycling (ton)	7,634	6,917	7,484	9,279	11,772	17,266
Emissions						
Emission of CO_2 (ton)	N/E[2]	N/E[2]	N/E[2]	N/E[2]	13,282	18,406
Occupational health and safety						
Industrial injuries (number)	262	275	208	319	362	472
- of which fatal industrial injuries (number)	0	0	0	2	0	0
Local community						
Environmental accidents (number)	N/E[2]	1	0	5	3	4
Internal inspection conditions exceeded	N/E[2]	0	1	1	2	5
Neighbour complaints (number)	N/E[2]	4	0	2	3	5

[1] Sites included in the reporting for 2004.
[2] Not estemated for the year.

Environmental and occupational health & safety indicators

Subject	Objective	Measuring point/method
Products	To utilise the wind with quality and care to create competitive, clean and renewable energy	CO_2 savings on delivered wind turbines over the 20-year design lifetime of the turbines seen in relation to electricity generated in Europe (million tons of CO_2)
		Annual CO_2 savings on delivered wind turbines seen in relation to electricity generated in Europe (million tons of CO_2)
Utilisation of resources	To contribute to the spread of renewable energy through purchase of renewable electricity for own activities	Percentage of renewable electricity for Vestas' own activities (%)
Occupational health and safety	To give highest priority to safety	Frequency of industrial injuries per million working hours
	To include consideration for employees and environment in the planning and implementation of activities	Absence due to illness among blue-collar employees (%)
		Absence due to illness among white-collar employees (%)
Management system	Systematic introduction of certified management system according to the ISO 14001 standard	Percentage of Vestas certified according to the ISO 14001 standard (%)
	Systematic introduction of certified management system according to the OHSAS 18001 standard	Percentage of Vestas certified according to the OHSAS 18001 standard (%)

Comments on environmental and occupational health & safety indicators

The total quantities increased in 2005. The increase is partly due to a growth of 14 per cent in Vestas measured by MW delivered, partly due to the fact the annual reporting of environmental and occupational health & safety data in 2005 has been extended to cover an additional seven sites. The seven new sites are Vestas Nacelles, Kristiansand, Norway; Vestas Nacelles, Guldsmedshyttan, Sweden; Vestas Nacelles, Magdeburg, Germany; Vestas Blades, Isle of Wight, England; Vestas Towers, Rudkøbing, Denmark; Vestas Control Systems, Olvega, Spain, and Vestas Control Systems, Hammel, Denmark.

The specific environmental and occupational health & safety highlights and indicators for the individual sites are listed in the respective site descriptions. These can be found at www.vestas.com.

Products

In 2005 Vestas delivered 3,185 MW corresponding to an increase of 401 MW compared to 2004. The annual power generation from these turbines corresponds to the annual electricity consumption of approx 2.5 million Danish households.[3] The power generated annually by the turbines delivered means savings of approx 4.6 million tons of CO_2 seen in relation to conventional production of electricity. The production of electricity in Europe on average results in emissions of 548 grams of CO_2/kWh. By way of comparison a V90-3.0 MW offshore wind turbine emits 5 grams of CO_2/kWh. Viewed from the perspective of an expected 20-year design lifetime, the power generated by the turbines will correspond to savings of approx 91.7 million tons of CO_2. This is an increase in savings of approx 11.5 million tons of CO_2 compared to 2004. 91.7 million tons of CO_2 correspond to approx six times Denmark's average annual CO_2 reduction commitment according to the Kyoto Protocol in the years 2008-2012, or a little more than Denmark's total average annual CO_2 emission in 2003 (74 million tons of CO_2).[4] With a CO_2 quota price of EUR 22 per ton of CO_2, 91.7 million tons of CO_2 may yield approx EUR 2,000m to Vestas' customers when trading with CO_2 quotas only.

Seen from an environmental point of view, Vestas is extremely pleased with the positive social contribution of the delivered turbines.

Utilisation of resources

The share of consumed renewable electricity has increased considerably in 2005. The increase is primarily due to the fact that a very large part of Vestas' activities in Denmark purchase now solely renewable electricity and that the reporting units now include the energy-intensive foundries Vestas Nacelles, Kristiansand, Norway and Vestas Nacelles, Guldsmedshyttan, Sweden, where solely renewable electricity is purchased.

It is important to Vestas to contribute to the spread of renewable energy, and therefore the result is satisfactory.

Occupational health & safety

The frequency of industrial injuries increased from 42.5 in 2004 to 46.7 in 2005. This result is unacceptable and Vestas' management has increased focus on safety considerably both locally as well as through cross-organisational cooperation and in product development. Therefore Vestas expects a positive effect in the short as well as the long term. The increase in the frequency of industrial injuries is primarily attributable to Vestas Central Europe's activities in Ger-

2001	2002	2003	2004	2005[1]	2005	Target 2005	Target 2006-2008
72.6	76.9	76.8	80.2		91.7		
3.6	3.8	3.8	4.0		4.6		
69	73	69	52	68	75		
53.5	48.5	39.3	42.5	43.9	46.7		15 (2008)
4.5	4.5	4.4	3.5	3.9	4.1		2.5 (2008)
N/E[2]	1.7	1.4	1.6	1.4	1.5		
N/E[2]	N/E[2]	71	57	N/E[2]	75	69	100 (2008)
N/E[2]	N/E[2]	64	51	N/E[2]	63	59	100 (2008)

many with 114 injuries in 2005, an increase of the incidence of injuries of 33 per cent compared to 2004. Furthermore, the new sites Vestas Towers, Rudkøbing in Denmark and Vestas Blades, Isle of Wight in England contribute to the increase of incidence of injuries.

However, there are also sites where the incidence of industrial injuries fell considerably. By way of example, Vestas Northern Europe, Videbæk in Denmark, reduced the incidence of industrial injuries by 21 per cent, and Vestas Nacelles, Lem in Denmark, reduced the incidence of industrial injuries by 62 per cent.

Absence due to illness among blue-collar employees rose in 2005. In total, absence due to illness among blue-collar employees rose from 3.5 per cent in 2004 to 4.1 per cent in 2005. This means that in 2005, Vestas has had a total of approx 438,000 hours of absence due to illness among blue-collar employees, equal to 261 full-time jobs a year. This development is unacceptable and local efforts are made to reduce the rate of absenteeism.

Absence due to illness among white-collar employees fell to 1.5 per cent from 1.6 per cent in 2004. This means that in 2005 Vestas has had a total of approx 57,700 hours of absence due to illness among white-collar employees, equal to 34 full-time jobs a year.

Management System

In line with Vestas' objective for all its activities to be certified according to the ISO 14001 environmental management standard, and the OHSAS 18001 occupational health & safety management standard, it is satisfactory that an additional 18 per cent (measured in relation to number of employees) now work at sites certified according to the ISO 14001 standard, and another 12 per cent (measured in relation to number of employees) work at sites certified according to the OHSAS 18001 standard.

In total 75 per cent of the employees had been certified according to the ISO 14001 standard and 63 per cent according to the OHSAS 18001 standard at the end of 2005.

The following sites were included in Vestas' ISO 14001 certificate in 2005:

Vestas Nacelles, Galicia in Spain
Vestas Blades, Lauchhammer in Germany
Vestas Blades, Isle of Wight in England
Vestas Control Systems, Hammel in Danmark
Vestas Control Systems, Soria in Spain

The following sites were included in Vestas' OHSAS 18001 certificate in 2005:

Vestas Nacelles, Galicia in Spain
Vestas Nacelles, Taranto in Italy
Vestas Blades, Taranto in Italy
Vestas Control Systems, Soria in Spain
Vestas Mediterranean East, Taranto in Italy

[1] *Sites included in the reporting for 2004.*

[2] *Not estimated for the year.*

[3] *In "Energistatistik 2004" published by the Danish Energy Agency, the electricity consumption for an average Danish household exclusive of electricity for heating is reported to be 3,360 kWh per year.*

[4] *European Enviroment Agency "Annual European Community greenhouse gas inventory 1990-2003 and inventory report 2005". Luxembourg, 2005.*

Corporate governance

Corporate governance, defined as "the system used to lead and control a business", is largely built into the requirements on Boards laid down in the Danish Companies Act. Accordingly, Vestas Wind Systems A/S operates a two-tier management system, in which the Board of Directors and the Executive Management manage the company's affairs.

The Board of Directors deals with the overall management of the company, including appointing the Executive Management, ensuring responsible organisation of the company's business, establishing the company strategy and evaluating the applicability of the company's capital contingency programme. The Executive Management deals with the day-to-day running of the company, observing the guidelines and recommendations issued by the Board of Directors.

A high level of international consensus has been reached in recent years concerning what actually distinguishes good corporate governance. International initiatives have laid the foundations for a more detailed and precise set of rules adapted to national business and company structures. The Board of Directors of Vestas Wind Systems A/S has examined the company's management system against the background of the "Anbefalinger for god selskabsledelse" (Recommendations for good corporate governance in Denmark) issued by the Copenhagen Stockexchange A/S committee for good corporate governance – a committee set up by the Board of Directors of Copenhagen Stock Exchange A/S. The Board has noted that the practices of Vestas Wind Systems A/S already conform to a large number of the recommendations from this committee.

The composition of the Board of Directors

The Board of Directors consists of six external members – with broad international experience in corporate management – elected by the General Meeting for one year at a time, as well as three employee representatives elected by and among the Group's employees in accordance with the relevant Danish legislation. The majority of the Board members elected by the General Meeting are independent of the company. Jørn Ankær Thomsen, one of the Board members elected by the General Meeting, is linked to one of the law firms that provide legal advice to the company.

A profile of the members of the Board and composition is published online at vestas.com under the heading "Press Room/Facts about Vestas". The presentation contains no information about any special competencies of the individual members. When proposing candidates for Board membership to the General Meeting, the Board of Directors strives to ensure that, together, the candidates represent the necessary sector insight and the requisite commercial and financial skills to allow the Board of Directors to perform its tasks optimally.

Some of the six external members of the Vestas Board of Directors hold more than three standard Board positions, or one position of Chairman of the Board and one standard Board membership in companies outside those of the Vestas Group. It is the opinion of the Board of Directors that the number of Board positions held by these members does not negatively affect the time they set aside for their work for the Vestas Board of Directors.

Seen in the light of the development of the company and expectations for future growth, continuity in the composition of the Board of Directors has proved to be a major advantage for the company, and the Board considers there to be a continued need for this. The six external members currently serving on the Board of Directors will all be standing for re-election at the Annual General Meeting in the company on 25 April 2006. In view of the size and complexity of the company, the Board of Directors also proposes that Kurt Anker Nielsen is elected for Vestas Wind Systems A/S' Board of Directors.

The Board of Directors elects its own Chairman and the Articles of Association of the company offer the option of electing a Deputy Chairman. The Board of Directors is of the opinion that, at the constituting meeting held as an extension to the Annual General Meeting in the company on 25 April 2006, a Deputy Chairman is to be elected from among the members of the Board.

Board committees

The Board of Directors continuously evaluates the need to set up committees (Board committees). On account of the size and complexity of the company, the Board of Directors decided at the beginning of 2006 to set up three permanent Board committees: a technology committee, a remuneration committee and an audit committee. The purpose of these three committees is to prepare decisions. Every effort is made to ensure that all negotiations are carried out – and all major decisions taken – by the Board of Directors as a whole. The committees meet 4-6 times a year. The committees comprise the following members:

Technology committee:	Arne Pedersen
	Freddy Frandsen
	Kim Hvid Thomsen
Remuneration committee:	Bent Carlsen
	Jørn Ankær Thomsen
	Torsten Rasmussen
Audit committee:	Arne Pedersen
	Freddy Frandsen

Whistle blowing

A large number of Danish companies have already established what are known as whistle-blowing functions. These allow employees who believe they know of criticisable conditions or actions that could harm the companies in terms of their financial position, reputation or otherwise, to communicate this knowledge anonymously to an external body that can subsequently investigate the conditions in more detail.

As a part of Vestas' increased focus on transparency, the Board of Directors and Executive Management have therefore decided to establish such a whistle-blowing function at Vestas in 2006. The decision to set up this function highlights the fact that Vestas is an organisation where all employees and other stakeholders can be sure that no attempt will be made to conceal or suppress significant information of any kind.

Quarterly accounts

The Board of Directors has taken note of the general trend on stock exchanges, where the issuing of quarterly accounts is recommended. The Board of Directors has therefore decided that in future, the Group is to issue quarterly accounts. The Group will publish its first quarterly accounts on 16 May 2006.

Auto-evaluation

The Board of Directors has laid down a procedure for auto-evaluation in which the work, results and composition of the Board of Directors and the individual members are continuously and systematically evaluated with a view to improving Board work. The procedure for the auto-evaluation of the Board of Directors is laid down in the Board order of business. The Board of Directors does not consider it relevant to detail this procedure in the annual report of the company.

Remuneration of the Board of Directors

The Board of Directors strives to ensure that the remuneration paid to the Board of Directors and Executive Management reflects the interests of the shareholders and the company, and that this remuneration is set at a competitive and reasonable level and reflects the individual input and value creation of the Board of Directors and the Executive Management. The remuneration of the Board of Directors is presented to the General Meeting for approval in arrears as an integrated part of the annual report. Information concerning the remuneration of the members of the Board of Directors and the Executive Management is presented in note 6 to the accounts. Information concerning individual members' shareholdings in the company is presented in note 31 to the accounts. It is the opinion of the Board of Directors that the information contained in the annual report concerning remuneration and the procedure for the General Meeting's approval of the remuneration paid to the Board of Directors constitutes a reasonable balance between the need for openness about the remuneration paid to the two Boards and the necessity for ensuring confidentiality regarding the salary conditions of the individual members. On this basis, the company's annual report will not contain a more detailed statement of the remuneration policy nor the principles for individual remuneration. The company retirement arrangements do not contain any extraordinary periods of notice, retirement packages or pension obligations.

Additional information about the management system of Vestas Wind Systems A/S is published online at www.vestas.com under the headline "Investor Relations/Corporate Governance".

Accounting policies for the Group

The consolidated financial statements for 2005 are presented in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU.

The consolidated financial statements also comply with IFRS's, as issued by the IASB.

The annual report for the parent company is presented in accordance with the requirements of the Danish Financial Statements Act for companies listed on the stock exchange.

In addition to this the annual report is presented in accordance with additional Danish disclosure requirements for listed companies, cf. the Copenhagen Stock Exchange disclosure requirements for listed companies, the Danish Financial Statements Act and the statutory order on the adoption of IFRS issued in accordance with the Danish Financial Statements Act.

These consolidated financial statements are the first consolidated financial statements prepared according to IFRS. The requirements of "IFRS 1 – First-time Adoption of International Financial Reporting" have been applied at the transition.

Changes in accounting policies

In accordance with IFRS 1, the opening balance sheet at 1 January 2004 and comparative figures for 2004 have been prepared in accordance with the IFRS/IASs and IFRIC/SICs effective as at 31 December 2005. The opening balance sheet at 1 January 2004 has been prepared as if these standards and interpretations had always been used, except where the specific transitional provisions in IFRS 1 have been used. Refer to note 1 for change in accounting policies and the accounting effect of the transition to IFRS.

In addition to this there have been changes in applied accounting policies as a result of the new Danish joint taxation rules regarding tax on result of the year and corporation tax and deferred tax.

Recognition and measurement

The consolidated financial statements have been prepared based on the historical cost principle except for the revaluation of financial assets available for sale and certain financial assets and liabilities (including derivative financial instruments) to fair value through the income statement.

Basis of consolidation and business combinations

The consolidated financial statements include the financial statements of Vestas Wind Systems A/S (the parent company) and all the companies in which Vestas Wind Systems A/S directly or indirectly holds more than 50 per cent of the voting rights or in some other way is able to exercise control (subsidiaries). The Group consists of Vestas Wind Systems A/S and subsidiaries.

Companies that are not subsidiaries, but in which the Group holds 20 to 50 pct. of the voting rights or in some other way has a significant influence on the operational and financial management, are treated as associated companies.

All companies and projects in which the Group together with one or several parties is able to excercise control on the operational and financial conditions, are treated as joint ventures. Joint ventures are accounted for using proportionate consolidation.

The consolidated financial statements of the Group are prepared on the basis of the financial statements of the parent company and subsidiaries by combining accounting items of a uniform nature and with subsequent elimination of intercompany income and expenses, shareholdings, intercompany accounts and dividends as well as of realised and unrealised gains and losses on transactions between the consolidated enterprises. Proportionate consolidation means that the Group's share of income, expenses, assets and liabilities are consolidated on a line-by-line basis with the corresponding items in the consolidated financial statements. Unrealised gains on sales to/purchases from joint ventures are eliminated on a proportional basis.

The consolidated financial statements are prepared on the basis of financial statements prepared in accordance with the accounting policies adopted by the Group.

The purchase method of accounting is used to account for the acquisition of new companies by the Group. The cost of acquisition is measured at the purchase price plus the fair value of issued equity instruments plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingencies are measured initially at their fair values at the time of acquisition. Any remaining positive differences between the cost of acquisition and the fair value of the Group's share of the identifiable acquired net assets are recognised as goodwill.

Newly acquired, sold or wound-up enterprises are recognised in the consolidated financial statements from the time of acquisition/until the time of sale. Comparative figures are not adjusted for newly acquired, sold or wound-up enterprises, except for discontinued operations.

Goodwill from business combinations may, due to changes to the measurement of net assets, be adjusted for a period of up to one year following the time of acquisition when goodwill at first recognition has been determined on a provisional basis.

Gains or losses on disposal or liquidation of subsidiaries are calculated as the difference between the sales sum or the liquidation amount and the carrying amount of net assets at the time of sale or liquidation, including goodwill and expected sales or liquidation expenses. Gains or losses are recognised in the income statement.

Minority interests

The share of the result attributable to minority interests is disclosed in the income statement. The share of equity attributable to minority interests is stated as a separate item under equity. Minority interests are recognised on the basis of a revaluation of acquired assets and liabilities to fair value at the time of acquisition of subsidiaries.

Translation of foreign currencies

Functional currency and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). Transactions in other currencies than the functional currency are transactions in foreign currency. The parent company's functional currency is Danish kroner (DKK) but due to the international relationships of the Group the consolidated financial statements are presented in Euro (EUR).

Translation of transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Exchange rate differences arising between the exchange rate prevailing on the transaction date and the exchange rate at the time of payment are recognised in the income statement as financial income or expense.

Receivables, payables and other monetary items in foreign currency which have not been settled at the balance sheet date are translated at the year-end exchange rate. Differences between the year-end exchange rate and the transaction date exchange rate are recognised in the income statement as financial income or expense.

Translation of group companies

On recognition in the consolidated financial statements of foreign subsidiaries with a functional currency that differs from the presentation currency used in the Group's financial statements, the income statements are translated at the exchange rates at the transaction date and the balance sheet items are translated at the exchange rates at the balance sheet date. An average exchange rate for the month is used as the exchange rate at the transaction date to the extent that this does not significantly distort the presentation of the underlying transactions. Foreign exchange differences arising on translation of the opening balance of equity of foreign subsidiaries at the exchange rates at the balance sheet date and on translation of the income statements from the exchange rates at the transaction date to the exchange rates at the balance sheet date are recognised directly in equity in a specific exchange rate adjustment reserve.

Foreign exchange adjustment of intra-group balances with foreign subsidiaries which are considered part of the investment in the subsidiary are recognised directly in equity if the intra-group balance is denominated in the parent company's or the foreign subsidiary's functional currency. Correspondingly, foreign exchange gains and losses on the part of loans and derivative financial instruments which are designated as hedges of investments in foreign subsidiaries with another functional currency than the Group's functional currency, and which efficiently hedge against corresponding foreign exchange gains and losses on the net investment in the subsidiary, are also recognised directly in a separate reserve for exchange rate adjustments in equity.

On recognition in the consolidated financial statements of associated companies with a functional currency that differs from the Group's presentation currency, the share of profit/loss for the year is translated at average exchange rates and the share of equity, including goodwill, is translated at the exchange rates at the balance sheet date. Foreign exchange differences arising on the translation of the share of the opening balance of equity of foreign associated companies at the exchange rates at the balance sheet date, and on translation of the share of profit/loss for the year from average exchange rates to the exchange rates at the balance sheet date, are recognised directly in a separate reserve for exchange rate adjustments in equity.

Derivative financial instruments

Derivative financial instruments are initially recognised in the balance sheet at cost and are subsequently measured at fair value. Positive and negative fair values of derivative financial instruments are included in other receivables and payables, respectively, and positive and negative values are only offset when the Group has the right and the intention to settle several financial instruments net. Fair values of derivative financial instruments are computed on the basis of market data and generally accepted valuation methods.

Changes in the fair value of derivative financial instruments designated as and qualifying for recognition as a fair value hedge of recognised assets and liabilities are recognised in the income statement together with changes in the value of the hedged asset or liability as far as the hedged portion is concerned.

Hedging of future cash flows according to agreement, except for foreign currency hedges, is treated as a fair value hedge of a recognised asset or liability.

Changes in the portion of the fair value of derivative financial instruments designated as and qualifying as a cash flow hedge that is an effective hedge of changes in the value of the hedged item are recognised in equity. If the hedged transaction results in gains or losses, amounts previously recognised in equity are transferred to the same item as the hedged item. Gains or losses from hedges of proceeds from future borrowings are, however, transferred from equity over the term of the loan.

For derivative financial instruments that do not qualify for hedge accounting, changes in fair value are recognised in the income statement as financial income or financial expenses.

Changes in the fair value of derivative financial instruments used to hedge net investments in foreign subsidiaries or associated companies that are an effective hedge of currency fluctuations in these enterprises are recognised directly in a separate reserve for exchange rate adjustments in equity. ▶

- Certain contracts contain characteristics of derivative financial instruments. Such embedded derivatives are recognised separately and measured at fair value if they differ significantly from the host contract, unless the entire host contract is recognised and measured at fair value.

Segment information

The Group primary segment is the geographical segment. The Group only has one activity, namely production and sale of wind turbines, and separate segment information is therefore not given regarding this.

Disclosures regarding geographical segments follow the Group's risks and returns and the managerial and internal financial reporting. The disclosures follow the geographical placement of the customers.

Income and expenses included in net result for the year are allocated to the extent that they can be directly or indirectly attributable to the segments on a reliable basis. Items allocated through both direct and indirect calculation comprise "production costs", "research and development costs", "sales and distribution expenses" and "administrative expenses". Allocation of income and expenses through indirect calculation is based on distribution keys established on the basis of the segment's use of key resources.

Non-current segment assets comprise non-current assets used directly in the operating activities of the segment, including intangible assets, property, plant and equipment, and investments in associated companies.

Current segment assets comprise current assets used directly in the operating activities of the segment, including inventories, trade receivables, other receivables and prepayments.

Segment liabilities comprise liabilities resulting from the operating activities of the segment, including trade payables and other payables.

Unallocated items primarily comprise income and costs related to the Group's administrative functions, financial income and expenses, corporation tax and related assets and liabilities.

Incentive schemes

For equity-settled programmes, the share options are measured at the fair value at the grant date and are recognised in the income statement under staff costs over the vesting period. The counter item is recognised directly in equity.

On initial recognition of the share options, the Group estimates the number of options expected to vest. That estimate is subsequently revised for changes in the number of options expected to vest. Accordingly, recognition is based on the number of options ultimately vested.

The fair value of granted options is estimated using an option pricing model, taking into account the terms and conditions upon which the options were granted.

Government grants

Government grants comprise grants for investments, research- and development projects, etc.

Grants for investments and capitalised development projects are offset against the cost price of the assets to which government grants are given. Other grants are recognised in the income statement as development costs, so as to offset the expenses for which they compensate.

Income Statement

Revenue

Revenue includes sales of wind turbines and wind turbine systems, sales of subsequent service and spare parts.

Contract to deliver large wind turbine systems with a high degree of individual adaptation are included in revenue in line with construction, based on the individual contracts stage of completion (the percentage of completion method). Sales of individual wind turbines and smaller wind turbine systems based on standard solutions as well as sales of spare parts are recognised in the income statement provided that the risk has been transferred to the buyer prior to the year end, and provided that the income can be measured reliably and is expected to be received.

Service sales, which include service and maintenance agreements and extended warranties regarding sold wind turbines and wind turbine systems, are recognised in the income statement over the agreement period as the agreed service is provided.

Production costs

Production costs comprise the expenses incurred to achieve revenue for the year. Cost includes raw materials, consumables, direct wages and indirect expenses, such as salaries, rental and lease expenses as well as depreciation of production plant.

Research and development costs

Research and development costs comprise development costs that do not qualify for capitalisation, and amortisation and impairment of capitalised development costs. The Group does not incur actual research costs.

Sales and distribution expenses

Sales and distribution expenses include expenses incurred for the sale and distribution of goods sold during the year as well as sales campaigns, etc carried through during the year. Furthermore, costs relating to sales staff, advertising and exhibitions and depreciation are recognised as sales and distribution expenses.

Administrative expenses

Administrative expenses include expenses incurred in the year for the management and administration of the Group, including costs relating to administrative staff, management, office premises, office expenses and depreciation.

Share of result in associated companies

The proportionate share of the results after tax of associated companies is recognised in the consolidated income statement after elimination of the proportionate share of intra-group profits/losses.

Financial income and expenses

Financial income and expenses comprise interest income and expenses, exchange gains and losses on securities, debt and transactions in foreign currencies, amortisation of financial assets and liabilities as well as extra payments and repayment under the on-account taxation scheme, etc.

Corporation tax

Vestas Wind Systems A/S is affected by the Danish rules regarding mandatory joint taxation of the Group's Danish companies. Subsidiaries are included in the joint taxation from the point at which they are included in the consolidated financial statements until they are excluded from the consolidation.

The company is the administration company for the joint taxation and settles as a result of this all payments of corporation tax with the tax authorities.

The current Danish corporation tax is distributed by settling joint taxation contributions between the companies included in the joint taxation in relation to their taxable income. In connection with this companies with tax losses receive a joint taxation contribution from companies which have been able to use these losses to reduce their taxable income (full allocation).

Corporation tax for the year which is made up of the current corporation tax for the year, the joint taxation contribution for the year and the change in deferred tax, including the result of changes in the corporation tax rate, is recognised in the income statement with the part which can be attributable to the result for the year, and directly in equity with the part which can be attributable to entries directly in equity.

Balance Sheet

Intangible assets

Goodwill

Goodwill is initially recognised in the balance sheet at cost. Subsequently, goodwill is measured at cost less accumulated impairment. Goodwill is not amortised.

The carrying amount of goodwill is allocated to the Group's cash-generating units at the acquisition date. Identification of cash-generating units is based on the management structure and internal financial control. Management assesses that the smallest cash-generating units to which the carrying amount of goodwill can be allocated is the Group's geographical segments, cf. "Segment reporting".

The carrying amount of goodwill is tested for impairment at least once annually together with the other non-current assets in the cash-generating unit to which the goodwill is allocated and written down to recoverable amount over the income statement if the carrying amount is higher. The recoverable amount is generally computed as the present value of the expected future net cash flows from the enterprise or activity (cash-generating unit) to which the goodwill is allocated. Impairment of goodwill is recognised on a separate line in the income statement.

The carrying amount of goodwill at 1 January 2004 (IFRS transition date) has been tested for impairment.

Development projects, patents and licences and software

Development costs comprise salaries, amortisation and other costs attributable to the Group's development activities.

Development projects that are clearly defined and identifiable, where the technical utilisation degree, sufficient resources and a potential future market or development opportunities in the Group is evidenced, and where the Group intends to produce, market or use the project, are recognised as intangible assets provided that the cost can be measured reliably and that there is sufficient assurance that future earnings or the net sales price can cover production costs, selling and administrative expenses and development costs. Other development costs are recognised in the income statement as incurred.

Recognised development costs are measured at cost less accumulated amortisation and impairment.

Following the completion of the development work, development costs are amortised on a straight-line basis over the estimated useful life. The amortisation period is 3-5 years. The basis of amortisation is calculated net of any impairment.

The carrying amount of development projects in progress is tested for impairment at least once annually and written down to the recoverable amount over the income statement if the carrying amount exceeds the present value of the future cash flows expected to be generated by the development project.

Patents and licences are measured at cost less accumulated amortisation and write-downs and are amortised on a straight-line basis over 5-10 years. The basis of amortisation is calculated net of any impairment.

Software is measured at cost less accumulated amortisation and write-downs. Both direct internal and external costs are included in the cost price. Software is amortised on a straight-line basis over 5 years. The basis of amortisation is reduced by any write-downs.

Property, plant and equipment

Land and buildings, plant and machinery and fixtures and fittings, other plant and equipment are measured at cost less accumulated depreciation and write-downs. ▶

▶ Cost comprises the purchase price and any costs directly attributable to the acquisition until the date when the asset is available for use. The cost of assets produced in-house comprises direct and indirect costs of materials, components, sub-suppliers, and wages and salaries. Costs of dismantling and removing the asset and restoring the site on which the asset is located are added to the cost of self-constructed assets if they are provided for in the balance sheet. Where individual parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items, which are depreciated separately.

The cost of assets held under finance leases is stated at the lower of fair value of the assets and the present value of the future minimum lease payments. For the calculation of the net present value, the interest rate implicit in the lease or an approximation thereof is used as discount rate.

Subsequent costs, e.g. in connection with replacement of parts of property, plant and equipment, are recognised in the carrying amount of the asset if it is probable that the costs will result in future economic benefits for the Group. The carrying amount of the replaced parts is derecognised in the balance sheet and recognised as an expense in the income statement. All costs incurred for ordinary repairs and maintenance are recognised in the income statement as incurred.

Borrowing costs are recognised as costs in the accounting period in which they are held.

Depreciation is provided on a straight-line basis over the expected useful lives of the assets. The expected useful lives are as follows:

- Buildings, including installations .... 25-40 years
- Plant and machinery .... 3-10 years
- Machine tools produced in-house and newly produced test and exhibition turbines .... 3-5 years
- Other fixtures, fittings, tools and equipment .... 3-5 years
- Operating wind turbines in subsidiary and associated companies .... 10-20 years

Land is not depreciated.

The basis of depreciation is calculated on the basis of the residual value less impairment. The residual value is determined at the acquisition date and reassessed annually. If the residual value exceeds the carrying amount, depreciation is discontinued.

When changing the depreciation period or the residual value, the effect on the depreciation is recognised prospectively as a change in accounting estimates.

Depreciation is recognised in the income statement as production costs, research and development costs, sales and distribution expenses and administrative expenses to the extent that depreciation is not included in the cost of self-constructed assets.

Leasing

Leases of assets whereby the Group assumes substantially all the risks and rewards of ownership are capitalised as finance leases under property, plant and equipment and depreciated over the estimated useful lives of the assets, according to the periods listed above. The corresponding finance lease liabilities are included in liabilities. Operating lease costs are charged to the income statement on a straight-line basis over the period of the lease

Impairment of assets

Goodwill and intangible assets with indefinite useful lives are subject to an annual impairment test, initially before the end of the acquisition year. Similarly, development projects in progress are subject to an annual impairment test.

The carrying amount of non-current assets, except for goodwill, intangible assets with an indefinite useful life, development projects in progress, deferred tax assets and financial assets, is tested annually for indications of impairment. When there is an indication that assets may be impaired, the recoverable amount of the asset is determined. The recoverable amount is the higher of an asset's fair value less expected costs to sell and its value in use.

An impairment loss is recognised if the carrying amount of an asset or a cash-generating unit, respectively, exceeds the recoverable amount of the asset or the cash-generating unit. Impairment losses are recognised in the income statement under production costs, research and development costs, sales and distribution expenses and administrative expenses, respectively. However, impairment of goodwill is recognised in a separate line item in the income statement.

Impairment of goodwill is not reversed. Impairment of other assets is reversed only to the extent of changes in the assumptions and estimates underlying the impairment calculation. Impairment is only reversed to the extent that the asset's new carrying amount does not exceed the carrying amount of the asset after amortisation had the asset not been impaired.

Investments in associated companies

Investments in associated companies are measured according to the equity method. Investments in associated companies are measured at the proportionate share of the enterprises' net asset values calculated in accordance with the Group's accounting policies minus or plus the proportionate share of unrealised intra-group profits and losses and plus the carrying amount of goodwill.

Investments in associated companies with negative net asset values are measured at EUR 0. If the Group has a legal or constructive obligation to cover a deficit in the associate, the remaining amount is recognised under provisions.

Any amounts owed by such enterprises are written down to the extent that the amount owed is irrecoverable.

Securities

Shares and bonds are on the trading day recognised in non-current assets and are measured at fair value, corresponding to the price for quoted securities and estimated fair value calculated on the basis of market data and recognised valuation models for unquoted securities. Changes in the fair value are recognised on a continuous basis in the income statement under financial items.

Inventories

Inventories are measured at cost according to the weighted average method. If net realisable value is lower than cost, inventories are written down to this lower value.

Goods for resale and raw materials and consumables are measured at cost, comprising purchase price plus delivery costs.

Work in progress is measured at cost, comprising the cost of raw materials, consumables, direct labour, project costs and indirect production costs. Indirect production costs comprise indirect materials and labour as well as maintenance and depreciation of production machinery, buildings and equipment and costs relating to factory administration and management.

The net realisable value of inventories is calculated as the sales amount less costs of completion and costs necessary to make the sale, and is determined taking into account marketability, obsolescence and development in expected sales price.

Trade receivables

Trade receivables are measured at amortised cost less impairment losses.

Sales orders in progress

Sales orders in progress are measured at the sales value of the work performed based on the stage of completion less any expected losses. The stage of completion is measured by the proportion that the contract expenses incurred to date bear to the estimated total contract expenses. When it is probable that total contract expenses will exceed total revenue from a contract, the expected loss is immediately recognised as an expense in the income statement.

The value of own-produced components is recognised in sales orders in progress upon delivery of the goods to site.

Where the sales value cannot be measured reliably, the sales value is measured at the lower of costs incurred and net realisable value.

For sales contracts where the selling price of work performed exceeds progress billings and anticipated losses, the excess is recognised in receivables. For sales contracts where progress billings and anticipated losses exceed the selling price of work performed, the deficit is recognised in liabilities.

Prepayments from customers are recognised in liabilities.

Selling costs and costs incurred in securing contracts are recognised in the income statement as incurred.

Prepayments

Prepayments include expenses incurred in respect of subsequent financial years.

Equity

Dividends

Proposed dividends are recognised as a liability at the date when they are adopted at the Annual General Meeting (declaration date). The expected dividend payment for the year is disclosed as a separate item under equity.

Reserve for exchange rate adjustments

The reserve for exchange rate adjustments in the consolidated financial statements comprises foreign exchange difference arising on translation of financial statements of foreign entities from their functional currencies into the presentation currency used by the Group (EUR).

On full or partial realisation of the net investment, the foreign exchange adjustments are recognised in the income statement.

At 1 January 2004 the reserve for exchange rate adjustments is deemed to be zero in accordance with IFRS 1.

Reserve for cash flow hedging

The cash flow hedging reserve in the consolidated financial statements comprise exchange rate gains/losses as a result of fair value adjustment of forward exchange contracts concerning future transactions.

Furthermore the reserve for cash flow hedging includes fair value adjustments of interest rate swaps, outstanding at the balance sheet date, entered into to cover interest rate risks on loans with variable interest.

Corporation tax and deferred tax

As the administration company, and in accordance with the joint taxation rules Vestas Wind Systems A/S takes on the liability towards the tax authorities for the subsidiaries' corporation taxes as the subsidiaries' payment of joint taxation contributions is received.

Current tax liabilities and receivables are recognised in the balance sheet as calculated tax on the taxable income for the year, adjusted for tax relating to taxable income in previous years and tax paid on account.

Joint taxation contributions payable and receivable are recognised in the parent company's balance sheet in "Payables to group companies".

Deferred tax is measured in accordance with the balance sheet liability method in respect of all temporary differences between the carrying amount and the tax base of assets and liabilities. However, deferred tax is not recognised in respect of temporary differences concerning goodwill not deductible for tax purposes, administration buildings and other items – apart from business acquisitions – where temporary differences have arisen at the time of acquisition without affecting the profit for the year or the taxable income. In those cases where calculation of the tax value can be made according to different taxation rules, deferred tax is measured on the basis of management's planned use of the asset and planned settlement of the liability respectively.

Deferred tax assets, including the tax base of tax loss carry-forwards, are recognised in other non-current assets at the value at which the asset is expected to be realised, either by elimination in tax on future earnings or by setoff against deferred tax liabilities within the same legal tax entity and jurisdiction. ▶

▶ Adjustment is made for deferred tax concerning unrealised intercompany gains and losses.

Deferred tax is measured on the basis of the tax rules and tax rates of the respective countries that will be effective under the legislation at the balance sheet date when the deferred tax is expected to crystallise as current tax.

Provisions

Provisions are recognised when, as a result of events arising before or at the balance sheet date, the Group has a legal or a constructive obligation and it is probable that there may be an outflow of the Group's financial resources to settle the obligation.

Provisions are measured at Management's best estimate of the expenses required to settle the obligation.

Warranty provisions, which are recognised systematically, comprise assessed warranty obligations in respect of delivered wind turbine systems on the basis of experience. At the commencement of the warranty period, a calculated provision is made per type of wind turbine, which is reduced over the warranty period as expenses to warranty cases are held. Subsequently regular measurement is made based on an overall assessment of the need for provisions.

Restructuring costs are recognised under liabilities when a detailed, formal restructuring plan has been announced to the persons affected no later than at the balance sheet date. On acquisition of enterprises, restructuring provisions in the acquiree are only included in the calculation of goodwill when a restructuring liability relating to the acquired company exists at the acquisition date.

A provision for loss-making contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting its obligations under the contract (loss-making contracts). Expected losses on sales orders in progress are however recognised in sales orders in progress.

Pension obligations

Contributions to defined contribution plans are recognised in the income statement in the period to which they relate and any contributions outstanding are recognised in the balance sheet as other payables.

For defined benefit plans an annual actuarial calculation is made of the present value of future benefits under the defined benefit plan. The present value is calculated based on assumptions about the future development in eg. salary levels, interest rates, inflation and mortality. The present value is determined only for benefits earned by employees from their employment to date with the Group. The actuarial calculated present value less the fair value of any plan assets is recognised in the balance sheet under pension obligations in accordance with the corridor method.

In addition, any obligations relating to severance pay are included in pension obligations.

Financial liabilities

Amounts owed to mortgage credit institutions etc are recognised at the date of borrowing at the net proceeds received less transaction costs paid. In subsequent periods, the financial liabilities are measured at amortised cost using the effective interest method. Accordingly, the difference between the proceeds and the nominal value is recognised under financial expenses over the term of the loan.

Financial liabilities also include the capitalised residual obligation on finance leases.

Other liabilities are measured at net realisable value.

Prepayments from customers

Prepayments from customers include prepayments received regarding ordered but not yet delivered turbines or wind turbine systems, and service prepayments relating to already delivered wind turbine systems.

Deferred income

Deferred income includes payments received in respect of income in subsequent years as well as fair value adjustments of derivative financial instruments with a negative fair value.

Cash Flow Statement

The cash flow statement shows the Group's cash flows for the year broken down by operating activities, investing activities and financing activities for the year, changes for the year in cash and cash equivalents as well as the Group's cash and cash equivalents at the beginning and end of the year.

Cash flows from operating activities

Cash flows from operating activities are calculated as the net profit/loss for the year adjusted for non-cash operating items such as depreciation, amortisation and impairment losses, provisions as well as changes in working capital, interest received and paid and corporation tax paid. Working capital comprises current assets less current debt, which does not include current bank loans.

Cash flows from investing activities

Cash flows from investing activities comprise cash flows from acquisitions and disposals of companies as well as acquisitions and disposals of intangible assets, property plant and equipment and other non-current assets.

Cash flows from financing activities

Cash flows from financing activities comprise changes in the Group's share capital and related expenses as well as the raising of loans, repayment of interest-bearing debt and payment of dividend to shareholders.

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and current bank debt.

Word list

Financial ratios

Earnings before financial income and expenses and tax (EBIT): Result before share of result in associated companies, financial items and tax as a percentage of revenue.

Earnings before financial income and expenses, tax, depreciation and amortisation (EBITDA): Result before depreciation and amortisation, share of result in associated companies, financial items and tax as a percentage of revenue.

Gearing (%): Interest-bearing liabilities at year-end divided by equity at year end.

Gross margin (%): Gross result as a percentage of revenue.

Return on equity (%): Result after tax for the year divided by equity at year-end.

Return on invested capital (ROIC) (%): Operating result after tax (effective tax rate) as a percentage of average property plant and equipment and intangible assets, inventories and receivables less non-interest bearing debt incl. provisions.

Solvency ratio (%): Equity at year-end divided by total assets.

Share ratios

Book value per share: Equity at year-end divided by number of shares at year-end.

Cash flow from operating activities per share: Cash flows from operating activities divided by the average number of shares.

Dividend per share: Dividend percentage multiplied with the nominal value of the shares.

Earnings per share: The result for the year divided by the average number of outstanding shares.

Payout ratio: Total dividend payment divided by the result for the year.

P/E value: The official closing share price on the Copenhagen Stock Exchange divided by the result for the year per share.

Price/book value: The official closing share price on the Copenhagen Stock Exchange at year-end divided by the year end book value per share.

Terminology used in accounting policies

IFRS: International Financial Reporting Standards

IAS: International Accounting Standards

IASB: International Accounting Standards Board

IFRIC/SIC: International Financial Reporting Interpretations Committee/Standing Interpretations Committee



Consolidated income statement 1 January - 31 December

mEUR	Note	2005	2004
Revenue	4	**3,582.6**	**2,363.2**
Production costs	5, 6	(3,498.1)	(2,242.7)
Gross profit		**84.5**	**120.5**
Research and development costs	5, 6, 7	(72.7)	(50.0)
Sales and distribution expenses	5, 6	(42.7)	(38.4)
Administrative expenses	5, 6, 8	(84.8)	(81.0)
Operating profit/(loss)		**(115.7)**	**(48.9)**
Share of profit/(loss) in associated companies	15	(0.1)	(0.1)
Financial income	9	6.0	10.4
Financial expenses	10	(48.4)	(50.9)
Profit/(loss) before tax		**(158.2)**	**(89.5)**
Corporation tax	11	(33.3)	28.3
Net profit/(loss) for the year		**(191.5)**	**(61.2)**
Attributable to:			
Equity holders of Vestas Wind Systems A/S		(191.5)	(62.4)
Minority interests		0.0	1.2
Net profit/(loss) for the year		**(191.5)**	**(61.2)**
Earnings per share (EPS)	12		
Earnings per share (EUR), basic		(1.10)	(0.41)
Earnings per share (EUR), diluted		(1.10)	(0.41)

Consolidated balance sheet at 31 December – Assets

mEUR	Note	2005	2004
Goodwill		321.5	323.8
Completed development projects		89.2	54.6
Software		1.0	0.9
Development projects in progress		65.6	85.4
Total intangible assets	**13**	**477.3**	**464.7**
Land and buildings		216.7	215.0
Plant and machinery		139.3	155.0
Other fixtures, fittings, tools and equipment		95.3	88.3
Property, plant and equipment in progress		15.1	10.6
Total property, plant and equipment	**14**	**466.4**	**468.9**
Investments in associated companies	15	2.9	2.8
Receivables from associated companies		0.4	0.6
Other receivables	20	4.7	4.5
Investments		9.1	4.0
Deferred tax	22	139.6	105.2
Total other non-current assets		**156.7**	**117.1**
Total non-current assets		**1,100.4**	**1,050.7**
Inventories	17	698.3	826.1
Trade receivables	18	620.8	499.4
Sales orders in progress	19	378.3	169.4
Other receivables	20	161.3	142.7
Cash at bank and in hand	30	126.3	192.7
Total current assets		**1,985.0**	**1,830.3**
Total assets		**3,085.4**	**2,881.0**

Consolidated balance sheet at 31 December – Equity and liabilities

mEUR	Note	2005	2004
Share capital	21	23.5	23.5
Other reserves		0.3	5.3
Retained earnings		938.0	1,133.0
Shareholders of Vestas Wind Systems A/S		961.8	1,161.8
Minority interests		0.0	0.0
Total equity		**961.8**	**1,161.8**
Deferred tax	22	2.9	11.2
Provisions	23	88.6	75.8
Pension obligations	24	2.0	2.3
Financial liabilities	25	441.1	472.4
Total non-current liabilities		**534.6**	**561.7**
Prepayments from customers		488.7	306.7
Trade payables		519.8	403.6
Provisions	23	145.9	91.6
Financial liabilities	25	51.1	109.9
Other liabilities	26	383.5	245.7
Total current liabilities		**1,589.0**	**1,157.5**
Total liabilities		**2,123.6**	**1,719.2**
Total equity and liabilities		**3,085.4**	**2,881.0**

	Note
Interests in joint ventures	16
Management's warrant scheme and shareholdings	31
Related party transactions	32
Government grants	33
Mortgages and security	34
Contractual obligations	35
Contingent liabilities	36
Currency and interest rate risks and the use of derivative financial instruments	37
Subsequent events	38

Consolidated statement of changes in equity 1 January - 31 December

mEUR	2005				
		Other reserves			
	Share capital	Reserve for exchange rate adjustments	Reserve for cash flow hedging	Retained earnings	Total
Equity at 1 January	**23.5**	**(2.0)**	**7.3**	**1,133.0**	**1,161.8**
Exchange rate adjustment from conversion to EUR	0.0	0.0	0.0	(3.5)	(3.5)
Exchange adjustments relating to foreign entities	0.0	7.9	0.0	0.0	7.9
Reversal of fair value adjustments of derivative financial instruments, recognised in the income statement	0.0	0.0	(9.7)	0.0	(9.7)
Fair value adjustments of derivative financial instruments	0.0	0.0	(8.5)	0.0	(8.5)
Tax on changes in equity	0.0	0.0	5.3	0.0	5.3
Net gains recognised directly in equity	0.0	7.9	(12.9)	(3.5)	(8.5)
Net profit/(loss) for the year	0.0	0.0	0.0	(191.5)	(191.5)
Total recognised income and expense	**0.0**	**7.9**	**(12.9)**	**(195.0)**	**(200.0)**
Equity at 31 December	**23.5**	**5.9**	**(5.6)**	**938.0**	**961.8**

Retained earnings are available for distribution. As a result of changes to the Danish Companies Act which means that the share premium no longer should be tied up in a special reserve, a share premium of EUR 701.8m is included in retained earnings.

Consolidated statement of changes in equity 1 January - 31 December

mEUR	2004							
		Other reserves						
	Share capital	Share premium account	Reserve for exchange rate adjustments	Reserve for cash flow hedging	Retained earnings	Total	Minority interests	Total
Equity at 1 January	**14.1**	**40.4**	**0.0**	**0.0**	**558.8**	**613.3**	**0.0**	**613.3**
Changes in accounting policies used	0.0	0.0	0.0	0.0	(65.6)	(65.6)	0.0	(65.6)
Adjusted equity at 1 January	**14.1**	**40.4**	**0.0**	**0.0**	**493.2**	**547.7**	**0.0**	**547.7**
Exchange rate adjustment from conversion to EUR	0.0	0.0	0.0	0.0	0.4	0.4	0.0	0.4
Exchange adjustments relating to foreign entities	0.0	0.0	(2.0)	0.0	0.0	(2.0)	0.0	(2.0)
Reversal of fair value adjustments of derivative financial instruments, recognised in the income statement	0.0	0.0	0.0	0.8	0.0	0.8	0.0	0.8
Fair value adjustments of derivative financial instruments	0.0	0.0	0.0	9.7	0.0	9.7	0.0	9.7
Tax on changes in equity	0.0	0.0	0.0	(3.2)	0.0	(3.2)	0.0	(3.2)
Net gains recognised directly in equity	0.0	0.0	(2.0)	7.3	0.4	5.7	0.0	5.7
Net profit/(loss) for the year	0.0	0.0	0.0	0.0	(62.4)	(62.4)	1.2	(61.2)
Total recognised income and expense	**0.0**	**0.0**	**(2.0)**	**7.3**	**(62.0)**	**(56.7)**	**1.2**	**(55.5)**
Capital increase, acquisition of company	3.5	384.1	0.0	0.0	0.0	387.6	0.0	387.6
Capital increase, cash	5.9	277.3	0.0	0.0	0.0	283.2	0.0	283.2
Disposals, minority	0.0	0.0	0.0	0.0	0.0	0.0	(1.2)	(1.2)
Transfers	0.0	(701.8)	0.0	0.0	701.8	0.0	0.0	0.0
Other changes in equity	**9.4**	**(40.4)**	**(2.0)**	**7.3**	**639.8**	**614.1**	**0.0**	**614.1**
Equity at 31 December	**23.5**	**0.0**	**(2.0)**	**7.3**	**1,133.0**	**1,161.8**	**0.0**	**1,161.8**

Refer to the parent company's statement of changes in equity on page 110 for information about which reserves that are available for distribution. For proposed distribution of profit refer to the parent company's annual report on page 108.

Consolidated cash flow statement 1 January - 31 December

mEUR	Note	2005	2004
Net profit/(loss) for the year		(191.5)	(61.2)
Cash flow statement - adjustments	27	235.6	97.7
Corporation tax paid		(40.6)	(10.3)
Interest received		6.0	10.4
Interest paid		(48.4)	(50.9)
Cash flow from operating activities before change in working capital		(38.9)	(14.3)
Change in working capital	28	186.8	(15.5)
Cash flow from operating activities		**147.9**	**(29.8)**
Purchase of intangible assets		(50.1)	(38.7)
Purchase of tangible assets		(94.7)	(88.6)
Purchase of other non-current assets		(5.4)	(1.1)
Acquitision of company	29	(6.4)	(82.8)
Sale of tangible assets		18.2	8.9
Sale of other non-current assets		1.6	1.7
Cash flow from investing activities		**(136.8)**	**(200.6)**
Capital infusion (gross)		0.0	283.1
Repayment of non-current liabilities		(62.6)	(151.9)
Raising of non-current liabilities		16.3	326.3
Cash flow from financing activities		**(46.3)**	**457.5**
Change in cash and cash equivalents less current portion of bank debt		**(35.2)**	**227.1**
Cash and cash equivalents less current portion of bank debt at 1 January		114.0	(113.0)
Exchange rate adjustments of cash and cash equivalents		11.1	(0.1)
Cash and cash equivalents less current portion of bank debt at 31 December		**89.9**	**114.0**
The balance can be specified as follows:			
Cash and cash equivalents without disposal restrictions		76.0	136.2
Cash and cash equivalents with disposal restrictions	30	50.3	56.5
Total cash and cash equivalents		126.3	192.7
Current portion of bank debt	25	(36.4)	(78.7)
		89.9	**114.0**

Notes to the consolidated accounts

Notes - Accounting policies for the Group

1 Changes in accounting policies - Adoption of IFRS

Explanation of changes in accounting policies on transition to IFRS

As a result of the transition to IFRS, the Group's accounting policies have been changed in the following areas:

- The Group has applied IFRS 3 "Business combinations" retrospectively from 1 January 2004. Goodwill is as a result no longer amortised from 1 January 2004. Goodwill was previously amortised over its expected useful economic life. The exemption rules in IFRS 1 "First-time Adoption of IFRS" have been applied to business combinations prior to 1 January 2004, whereby the carrying amount of goodwill according to the old accounting policies has been used as the deemed cost of goodwill in the opening balance according to IFRS. At the transition to IFRS on 1 January 2004 the recoverable amount of goodwill is higher than the carrying amount. The change in accounting policies has had an positive effect on equity of EUR 15m as at 1 January 2005.

- Changes have been made to the income recognition criteria to the extent that own-produced components now first are recognised in sales orders in progress as they are included in specific erections of wind power systems. Previously own-produced components were recognised in sales orders in progress when they could be attributed to a sales order. The change in accounting policies has had an positive effect on equity of EUR 53m as at 1 January 2005.

- In addition to this changes have been made in relation to service included in Vestas' sales contracts. This is now deducted in turnover and reclassified from provisions to prepaid service from 1 January 2005. Furthermore an adjustment has been made regarding the criteria for recognition of supplier claims in the balance sheet. Demands for compensation are now only included in those cases where the demands are characterised as "virtually certain". Finally unconditional severance pay etc. is provided for as part of the Group's pension obligations. These changes in accounting policies have had a negative effect on equity of EUR 51m as at 1 January 2005, which is attributable to changed criteria for the recognition of supplier claims in the balance sheet.

- Management's warrant schemes are not affected by IFRS 2 cf. the transitional provisions in IFRS 1. Warrants have therefore not affected the result for 2004 and 2005.

- In accordance with IFRS 1 the Group has recognised acturial gains and losses regarding defined benefit plans at sero as at 1 January 2004.

Reclassification

In addition to the changes in accounting policies mentioned above, the following changes have been made to the presentation format with subsequent restatement of the 2004 comparatives, as a result of the transition to IFRS:

- Deferred tax assets are classified as non-current assets. Previously, deferred tax assets were classified as current assets.

- Deferred tax liabilities, pensions and similar liabilities and provisions are no longer presented as a separate main classification (provisions) in the balance sheet, but are recognised in non-current and current liabilities.

The reclassifications have not affected the loss for the year or equity.

Adopted, not effective standards

The IASB and the EU have adopted the following new accounting standards, which are relevant for Vestas Wind Systems A/S, but which have not come into force at the balance sheet date.

IFRS 7 regarding disclosure of financial instrument and changes to IAS 1 regarding capital disclosures are effective for accounting periods starting on 1 January 2007. Implementation of these standards will not have an effect on recognition and measurement, but only for the note disclosures in the annual report.

The revised IAS 19 on employee benefits is effective for accounting periods starting on 1 January 2006 or later. Vestas Wind Systems A/S expects to continue to recognise actuarial gains/losses in accordance with the corridor method in 2006. The new standard will therefore only have an effect on the note disclosures regarding defined benefit plans and similar obligations.

The amended IAS 39 on financial instruments becomes effective for accounting periods starting on 1 January 2006 or later. Vestas Wind Systems A/S has already implemented the rules regarding hedging of intercompany transactions, while the rules regarding measurement of financial assets and liabilities at fair value ("the fair value option") and financial guarantees will not have an effect.

Notes – Accounting policies for the Group

Income statement

1 Changes in accounting policies – Adoption of IFRS (continued)

mEUR	2004		
	Previous GAAP	IFRS effect	IFRS
Revenue	**2,561.2**	**(198.0)**	**2,363.2**
Production costs	(2,390.7)	148.0	(2,242.7)
Gross profit	**170.5**	**(50.0)**	**120.5**
Research and development costs	(50.0)	0.0	(50.0)
Sales and distribution expenses	(42.1)	3.7	(38.4)
Administrative expenses	(87.5)	6.5	(81.0)
Operating profit/(loss)	**(9.1)**	**(39.8)**	**(48.9)**
Share of profit/(loss) in associated companies	(0.1)	0.0	(0.1)
Financial income	10.4	0.0	10.4
Financial expenses	(50.9)	0.0	(50.9)
Profit/(loss) before tax	**(49.7)**	**(39.8)**	**(89.5)**
Corporation tax	11.8	16.5	28.3
Profit/(loss) for the year	**(37.9)**	**(23.3)**	**(61.2)**

	2004
Operating profit/(loss) - previous GAAP	**(9.1)**
Goodwill	15.4
Sales orders in progress	(27.6)
Other adjustments	(27.6)
Operating profit/(loss) - IFRS	**(48.9)**

Net profit/(loss) for the year - previous GAAP	**(37.9)**
Goodwill	15.4
Sales orders in progress	(27.6)
Other adjustments	(27.6)
Tax effect of adjustments	16.5
Net profit/(loss) for the year - IFRS	**(61.2)**

Balance sheet

1 Changes in accounting policies - Adoption of IFRS (continued)

mEUR	2004			2004		
		31 December			1 January	
	Previous GAAP	IFRS effect	IFRS	Previous GAAP	IFRS effect	IFRS
Intangible assets	449.3	15.4	464.7	59.1	0.0	59.1
Property, plant and equipment	468.9	0.0	468.9	321.2	0.0	321.2
Investments in associated companies	2.8	0.0	2.8	0.5	0.0	0.5
Deferred tax	75.1	30.1	105.2	14.9	27.6	42.5
Other non-current assets	9.1	0.0	9.1	4.3	0.0	4.3
Inventories	436.0	390.1	826.1	193.1	233.7	426.8
Trade receivables	507.9	(8.5)	499.4	341.1	(18.4)	322.7
Sales orders in progress	585.3	(415.9)	169.4	337.5	(261.1)	76.4
Other receivables	196.4	(53.7)	142.7	98.1	(45.8)	52.3
Cash at bank and in hand	192.7	0.0	192.7	20.4	0.0	20.4
Total assets	**2,923.5**	**(42.5)**	**2,881.0**	**1,390.2**	**(64.0)**	**1,326.2**
Equity	1,250.7	(88.9)	1,161.8	613.3	(65.6)	547.7
Non-current liabilities	575.2	(13.5)	561.7	206.6	0.3	206.9
Current liabilities	1,097.6	59.9	1,157.5	570.3	1.3	571.6
Total equity and liabilities	**2,923.5**	**(42.5)**	**2,881.0**	**1,390.2**	**(64.0)**	**1,326.2**

	2004	2004
	31 December	1 January
Total assets - previous GAAP	**2,923.5**	**1,390.2**
Goodwill	15.4	0.0
Sales orders in progress	(6.4)	(31.9)
Other adjustments	(51.5)	(32.1)
Total assets - IFRS	**2,881.0**	**1,326.2**
Total liabilities - previous GAAP	**1,672.8**	**776.9**
Sales orders in progress	46.4	1.6
Total liabilities - IFRS	**1,719.2**	**778.5**
Equity - previous GAAP	**1,250.7**	**613.3**
Goodwill	15.4	0.0
Sales orders in progress	(75.7)	(48.1)
Other adjustments	(73.3)	(45.7)
Tax effect of adjustments	44.7	28.2
Equity - IFRS	**1,161.8**	**547.7**
Total equity and liabilities - IFRS	**2,881.0**	**1,326.2**

Notes – Accounting policies for the Group

2 Critical accounting estimates and judgements

As part of the preparation of the consolidated financial statements including the determination of the carrying amount of certain assets and liabilities, management is required to make a number of estimates and assumptions. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Such assumptions can however be incomplete or inaccurate and unexpected events and conditions can arise. Furthermore the Vestas Group is subject to risks and uncertainties which can result in the actual amounts deviating from the carrying amounts.

The following accounting estimates and judgements are critical for the preparation of the Vestas consolidated financial statements.

Warranty provisions

Sold wind turbines are covered by a warranty which vary in length depending on the particular sales agreement, but normally amounts to two to five years. Warranty provisions relating to sold wind turbines are made with a fixed amount for each wind turbine type with an additional amount for any conditions which are considered to increase the size of the obligations. This could be geographical differences in the cost pattern, off-shore wind turbines or generally inaccessible locations.

Apart from providing a fixed amount for each sold wind turbine to cover one-off product faults, provisions are made for type faults which usually are related to specific common components, the product series, the turbine location, load conditions or the like. It may be very costly to remedy faults, and in particular type faults can be significantly onerous depending on the complexity and frequency of the fault and the time it takes to rectify them. Provisions are made on estimates which are based on a number of assumptions, including for instance the potential to reduce the frequency of certain type faults which have been recognised with approx EUR 100m. If the assumptions are not met as expected costs relating to corrections can deviate significantly from the amounts provided.

Management assesses the likely outcome of ongoing and future negotiations with sub-suppliers regarding compensation. Compensation from sub-suppliers is recognised when receipt of payment is "virtually certain".

Turnover – recognition of project revenue

Provided that certain criteria relating to the complexity of the projects etc. are met, turnover regarding sales orders in progress is recognised in relation to the percentage of completion method, corresponding to the sales value of the completed work based on the stage of completion. In case the projects do not qualify for recognition according to the percentage of completion method, the total turnover is first recognised at the point where the risk is transferred to the buyer.

For such projects delays etc. can result in significant time deviations in the Group's recognition of turnover, and as a result the earnings in relation to expectations.

Measurement of non-current assets

In accordance with the Group accounting policies a systematic examination is made of possible impairment of tangible and intangible assets. For the Vestas Group the measurement of intangible assets, in particular goodwill could be considerably affected by any changes in the assumptions which form the basis for the calculations. Measurement of goodwill is described in more detail in note 13. In addition to this a changed market development for certain wind turbine types can have a potential impact on the measurement of the product development projects of the Group.

Deferred tax

Management's assessment is required when determining the provisions for deferred tax, deferred tax assets and deferred tax liabilities, and the extent to which tax assets can be recognised.

Vestas recognise deferred tax assets to the extent that it is probable that there will be sufficient taxable income in the future to use the temporary differences and unused tax losses.

Notes - Consolidated income statement (mEUR)

3 Segment information

Geographic - primary segment

2005	Europe	Americas	Asia/Pacific	Not allocated	Total
Segment results					
Revenue	**2,179.3**	**894.9**	**508.4**	**0.0**	**3,582.6**
Operating profit/(loss)	**17.1**	**(136.3)**	**3.5**	**0.0**	**(115.7)**
Share of profit/(loss) in associated companies				(0.1)	(0.1)
Financial items (net)	-	-	-	(42.4)	(42.4)
Profit/(loss) before tax	-	-	-	-	**(158.2)**
Corporation tax	-	-	-	(33.3)	(33.3)
Net profit/(loss) for the year	-	-	-	-	**(191.5)**
Other segment items					
Depreciation and amortisation	90.5	18.3	6.2	-	115.0
Impairment losses	8.2	0.0	0.0	-	8.2
Additions to property, plant and equipment and intangible assets (net)	108.9	15.9	5.6	-	130.4
Investmens in associated companies	-	-	-	0.0	0.0
Non-current assets	768.5	127.3	47.9	156.7	1,100.4
Total assets	1,994.0	503.6	285.9	301.9	3,085.4
Total liabilities	939.1	420.2	204.0	560.3	2,123.6
Geographical location of total assets	2,473.6	365.6	246.2	-	3,085.4
Geographical location of additions to property, plant and equipment and intangible assets (net)	105.3	15.0	10.1	-	130.4

2004	Europe	Americas	Asia/Pacific	Not allocated	Total
Segment results					
Revenue	**1,495.3**	**278.0**	**589.9**	**0.0**	**2,363.2**
Operating profit/(loss)	**6.2**	**(35.4)**	**(19.7)**	**0.0**	**(48.9)**
Share of profit/(loss) in associated companies				(0.1)	(0.1)
Financial items (net)	-	-	-	(40.5)	(40.5)
Profit/(loss) before tax	-	-	-	-	**(89.5)**
Corporation tax	-	-	-	28.3	28.3
Net profit/(loss) for the year	-	-	-	-	**(61.2)**
Other segment items					
Depreciation and amortisation	86.9	8.9	10.9	-	106.7
Impairment losses	2.4	0.8	0.8	-	4.0
Additions to property, plant and equipment and intangible assets (net)	33.7	33.8	50.3	-	117.8
Investments in associated companies	-	-	-	2.5	2.5
Non-current assets	752.2	115.2	66.2	117.1	1,050.7
Total assets	1,822.0	327.9	424.6	306.5	2,881.0
Total liabilities	798.6	145.9	191.4	583.3	1,719.2
Geographical location of total assets	2,335.9	283.2	261.9	-	2,881.0
Geographical location of additions to property, plant and equipment and intangible assets (net)	96.0	11.3	10.5	-	117.8

Notes - Consolidated income statement (mEUR)

4 Revenue

	2005	2004
Sale of wind turbines and wind turbine systems	3,340.0	2,161.0
Sale of service	172.3	114.7
Other	70.3	87.5
	3,582.6	2,363.2

Sale of wind turbines and wind turbine systems using the production criteria included above amounts to 90-95 pct. in 2005. 2004 is estimated to be at the same level.

5 Depreciation, amortisation and impairment losses

Depreciation, amortisation and impairment of non-current assets are specified as follows:

	2005	2004
Amortisation, intangible assets	30.4	32.0
Impairment losses	5.9	0.0
Depreciation, property, plant and equipment	84.6	74.7
Impairment losses, property, plant and equipment	2.3	4.0
	123.2	**110.7**

6 Staff costs

Staff costs are specified as follows:

	2005	2004
Wages and salaries etc.	421.9	362.7
Pension plans	20.7	13.7
Share-based payment	0.0	0.0
Other social security expenses	27.6	21.8
	470.2	**398.2**
Attributable to:		
Board of Directors		
Wages and salaries etc.	0.4	0.3
	0.4	**0.3**
Executive Management		
Wages and salaries etc.	3.1	2.4
Termination benefits	0.8	0.5
	3.9	**2.9**

The Board of Directors and the Executive Management are not covered by pension plans.

	2005	2004
Average number of employees	**10,300**	**9,449**

7 Research and development costs

Research and development costs expensed in the year are specified as follows:

	2005	2004
Research and development costs	86.3	58.3
Capitalised development projects	(49.3)	(38.8)
Amortisation and impairment losses on development projects	35.7	30.5
	72.7	**50.0**

8 Fees to auditors appointed by the Annual General Meeting

	2005	2004
Audit services:		
PricewaterhouseCoopers	2.0	1.2
KPMG C.Jespersen	1.0	0.8
	3.0	2.0
Non-audit services:		
PricewaterhouseCoopers	0.9	1.9
KPMG C.Jespersen	0.6	1.0
	1.5	2.9
	4.5	**4.9**

Notes - Consolidated income statement (mEUR)

9 Financial income

	2005	2004
Interest income	5.0	8.1
Other financial income	1.0	2.3
	6.0	**10.4**

10 Financial expenses

	2005	2004
Exchange rate adjustments	13.9	11.6
Interest expenses	31.3	38.1
Other financial expenses	3.2	1.2
	48.4	**50.9**

11 Corporation tax

	2005	2004
Current tax on profit/(loss) for the year	62.6	25.6
Deferred tax on profit/(loss) for the year	(39.9)	(54.2)
Tax on profit/(loss) for the year	22.7	(28.6)
Change in corporation tax rate	2.0	0.0
Adjustments relating to previous years (net)	8.6	0.3
Corporation tax in the consolidated income statement	**33.3**	**(28.3)**
Tax on entries in equity related to deferred tax	(5.3)	3.2
Tax on entries in equity	**(5.3)**	**3.2**
Total corporation tax for the year	**28.0**	**(25.1)**
Computation of effective tax rate:		
Corporation tax rate in Denmark	28%	30%
Adjustment relating to previous years	(5%)	0%
Deviation in foreign subsidiaries' tax rates compared to the Danish tax rate (net)	(4%)	(1%)
Non-tax deductible expenses with deduction of non-taxable income	0%	4%
Provision for tax loss carryforwards	(37%)	0%
Change in corporation tax rate	(1%)	0%
Other	(2%)	(1%)
Effective tax rate	**(21%)**	**32%**

12 Earnings per share

	2005	2004
Net profit/(loss) for the year	(191.5)	(61.2)
Net profit/(loss) attributable to minority interests	0.0	1.2
Net profit/(loss) attributable to equity holders of Vestas Wind Systems A/S	**(191.5)**	**(62.4)**
Weighted average number of ordinary shares outstanding	174,911,173	150,815,322
Dilutive effect of outstanding options "in the money"	0	0
Average number of shares outstanding inclusive dilutive effect of options "in the money"	**174,911,173**	**150,815,322**
Earnings per share (EPS), basic	(1.10)	(0.41)
Earnings per share (EPS), diluted	(1.10)	(0.41)

Notes – Consolidated balance sheet (mEUR)

13 Intangible assets

2005

	Goodwill	Completed development projects	Software	Development projects in progress	Total
Cost at 1 January	323.8	123.6	2.3	85.4	535.1
Exchange rate adjustments	(0.8)	(0.3)	0.0	(0.4)	(1.5)
Additions. acquisition of company	0.0	1.7	0.0	0.0	1.7
Additions	0.0	0.7	0.8	48.6	50.1
Disposals	(1.5)	(1.8)	(0.1)	(5.8)	(9.2)
Transfers	0.0	62.2	0.0	(62.2)	0.0
Cost at 31 December	321.5	186.1	3.0	65.6	576.2
Amortisation and impairment losses 1 January	0.0	69.0	1.4	0.0	70.4
Exchange rate adjustments	0.0	(0.2)	0.0	0.0	(0.2)
Amortisation for the year	0.0	29.8	0.6	0.0	30.4
Impairment losses for the year	0.0	0.1	0.0	5.8	5.9
Reversal of amortisation on disposals in the year	0.0	(1.8)	0.0	(5.8)	(7.6)
Amortisation and impairment losses 31 December	0.0	96.9	2.0	0.0	98.9
Carrying amount at 31 December	**321.5**	**89.2**	**1.0**	**65.6**	**477.3**
Internally generated assets included above	0.0	86.8	0.0	65.6	152.4
Amortisation period		3 - 5 years	5 years		

2004

	Goodwill	Completed development projects	Software	Development projects in progress	Total
Cost at 1 January	10.5	72.8	0.0	14.1	97.4
Exchange rate adjustments	0.0	0.0	0.0	0.0	0.0
Additions. acquisition of company	315.0	46.3	2.3	37.0	400.6
Additions	0.0	0.5	0.1	38.3	38.9
Disposals	(1.7)	0.0	(0.1)	0.0	(1.8)
Transfers	0.0	4.0	0.0	(4.0)	0.0
Cost at 31 December	323.8	123.6	2.3	85.4	535.1
Amortisation and impairment losses 1 January	0.0	38.5	0.0	0.0	38.5
Exchange rate adjustments	0.0	0.0	0.0	0.0	0.0
Amortisation for the year	0.0	30.5	1.5	0.0	32.0
Reversal of amortisation on disposals in the year	0.0	0.0	(0.1)	0.0	(0.1)
Amortisation and impairment losses 31 December	0.0	69.0	1.4	0.0	70.4
Carrying amount at 31 December	**323.8**	**54.6**	**0.9**	**85.4**	**464.7**
Internally generated assets included above	0.0	54.6	0.0	85.4	140.0
Amortisation period		3 - 5 years	5 years		

Notes - Consolidated balance sheet (mEUR)

13 Intangible assets (continued)

Goodwill

At 31 December 2005 management has performed an impairment test of the carrying amount of goodwill.

With reference to this the carrying amount of goodwill at 1 January 2004, and with the addition of subsequent acquisitions, has been allocated between the cash-generating units Europe, Americas and Asia/Pacific. As at 31 December 2005 goodwill amounts to EUR 229m, EUR 86m and EUR 7m respectively in the three units.

The recoverable amount is based on the value in use which is determined by using expected net cash flows on the basis of the budget for 2006 and forecast for 2007-2008 and projections based on a forecast for 2008 and for the following 12 years. The budget and forecasts for 2006-2008 are based on concrete business judgments, while the projections for 2009-2020 are based on the development in general parameters.

A discount rate before tax of 12 per cent has been used.

For all segments the most important parameters are revenue, EBIT, money tied up in working capital, investments in tangible assets and growth assumptions.

- Revenue and EBIT are based on budgets/forecasts for market share and EBIT margin.

- Maintenance of invested capital and normal reinvestments have been extrapolated by 50 per cent of the growth rate for turnover.

- The working capital as a percentage of the turnover is assumed to be stable for the Group during the used period.

- The average growth rate used to extrapolate future net cash flows for the years after 2008 has been set at 7 per cent. The growth rate is not estimated to exceed the long term average growth rate for the segments as a whole.

Management assess that probable changes in the basic presumptions will not result in the carrying amount of goodwill exceeding the recoverable amount in any of the segments.

Development projects

Recognised completed development projects and development projects in progress include development and testing of new wind turbines. The new wind turbines are expected to result in competitive advantages and as a result strengthen the Group's market position.

The value of the recognised development projects is compared to the expected sales of the individual wind turbine types. This has not given rise to any value adjustments of the carrying amount of development projects.

Software

Software consist of costs relating to the acquisition of software licenses. The value of the recognised software is compared to the expected value in use. This has not given rise to any value adjustments of the carrying amount of software.

Notes – Consolidated balance sheet (mEUR)

14 Property, plant and equipment

2005

	Land and buildings	Plant and machinery	Other fixtures and fittings, tools and equipment	Property, plant and equipment in progress	Total
Cost at 1 January	250.9	267.7	142.6	10.6	671.8
Exchange rate adjustments	1.1	8.7	1.4	0.1	11.3
Additions, acquisition of company	2.3	0.0	1.5	0.0	3.8
Additions	7.7	25.7	49.1	12.2	94.7
Disposals	(2.3)	(21.0)	(34.9)	0.0	(58.2)
Transfers	3.5	20.4	(16.1)	(7.8)	0.0
Cost at 31 December	263.2	301.5	143.6	15.1	723.4
Depreciation and impairment losses at 1 January	35.9	112.7	54.3	0.0	202.9
Exchange rate adjustments	0.3	4.2	0.8	0.0	5.3
Depreciation for the year	10.4	40.2	34.0	0.0	84.6
Impairment losses for the year	0.0	1.8	0.5	0.0	2.3
Reversal of depreciation on disposal in the year	(0.1)	(10.4)	(27.6)	0.0	(38.1)
Transfers	0.0	13.7	(13.7)	0.0	0.0
Depreciation and impairment losses at 31 December	46.5	162.2	48.3	0.0	257.0
Carrying amount at 31 December	**216.7**	**139.3**	**95.3**	**15.1**	**466.4**
Assets held under finance leases included above amount to:	21.3	2.8	11.9	0.0	36.0
Depreciation period	25-40 years	3-10 years	3-5 years		

2004

	Land and buildings	Plant and machinery	Other fixtures and fittings, tools and equipment	Property, plant and equipment in progress	Total
Cost at 1 January	162.4	237.4	64.9	18.2	482.9
Exchange rate adjustments	(1.7)	(5.2)	(0.8)	0.0	(7.7)
Additions, acquisition of company	69.5	38.3	40.0	2.5	150.3
Additions	20.7	34.6	24.8	8.5	88.6
Disposals	0.0	(26.3)	(16.0)	0.0	(42.3)
Transfers	0.0	(11.1)	29.7	(18.6)	0.0
Cost at 31 December	250.9	267.7	142.6	10.6	671.8
Depreciation and impairment losses at 1 January	27.1	107.4	27.2	0.0	161.7
Exchange rate adjustments	(0.3)	(3.4)	(0.5)	0.0	(4.2)
Depreciation for the year	9.1	33.3	32.3	0.0	74.7
Impairment losses for the year	0.0	4.0	0.0	0.0	4.0
Reversal of depreciation on disposal in the year	0.0	(19.8)	(13.5)	0.0	(33.3)
Transfers	0.0	(8.8)	8.8	0.0	0.0
Depreciation and impairment losses at 31 December	35.9	112.7	54.3	0.0	202.9
Carrying amount at 31 December	**215.0**	**155.0**	**88.3**	**10.6**	**468.9**
Assets held under finance leases included above amount to:	22.4	3.6	15.6	0.0	41.6
Depreciation period	25-40 years	3-10 years	3-5 years		

Notes - Consolidated balance sheet (mEUR)

15 Investments in associated companies

	2005	2004
Cost at 1 January	4.3	1.8
Additions, acquisition of company	0.0	2.4
Additions	0.0	0.1
Cost at 31 December	4.3	4.3
Value adjustments at 1 January	(1.5)	(1.3)
Exchange rate adjustments	0.2	(0.1)
Share of profit/(loss) in associated companies	(0.1)	(0.1)
Value adjustments at 31 December	(1.4)	(1.5)
Carrying amount at 31 December	**2.9**	**2.8**
Accounting information in summary concerning associated companies:		
Revenue	106.6	49.4
Profit/(loss) for the year	3.0	0.6
Total assets	65.6	42.8
Total liabilities	52.2	32.7

For a listing of the associated companies in the Vestas Group refer to "Group Companies" on pages 100-101.

16 Interests in joint ventures

The Vestas Group has a 50 pct. interest in four American joint ventures for which proportionate consolidation is used.

The following amounts represent the Group's 50 pct. share in revenue and profit/(loss), assets and liabilities of the joint ventures:

	2005	2004
Income statement:		
Revenue	8.5	11.4
Costs	(6.2)	(6.3)
Profit/(loss) for the year	2.3	5.1
Balance:		
Assets		
Non-current assets	13.0	12.5
Current assets	4.0	2.9
	17.0	15.4
Liabilities		
Current liabilities	1.8	1.2
	1.8	1.2
Net assets	15.2	14.2

Notes - Consolidated balance sheet (mEUR)

16 Interests in joint ventures (continued)

	2005	2004

There are no contingent liabilities relating to the Group's interest in the joint ventures, and no contingent liabilities in the ventures themselves.

For a listing of Vestas' joint ventures, refer to Group companies on pages 100-101.

17 Inventories

	2005	2004
Raw materials and consumables	376.3	328.2
Work in progress	173.6	381.4
Finished goods	139.6	112.5
Prepayments	8.8	4.0
	698.3	**826.1**
The cost of sales for the year which is included in production costs	2,474.2	2,014.5
Carrying amount of inventories included at net realisable value	35.2	31.9
Write-down of inventories in the year	12.5	1.0
Reversal of write-downs in the year	5.5	3.0

18 Trade receivables

	2005	2004
Trade receivables	620.8	499.4
Write-down in the year included in trade receivables above	4.5	3.3
Reversal of write-downs in the year	0.2	0.0

All trade receivables are expected to be received within 12 months.

The carrying amount of trade receivables approximate their fair value.

Credit risks
The Vestas Group is exposed to credit risks in connection with deliveries to customers in a number of countries throughout the world. The Group's debtors are therefore in the main covered by secure forms of payment such as letters of credit, bank guarantees and credit insurance. Received security is included in the valuation of potential allowances for doubtful trade receivables.

	2005	2004
The Group's maximum credit risks, without considering guarantees received	620.8	499.4

Notes - Consolidated balance sheet (mEUR)

19 Sales orders in progress

	2005	2004
Sales orders in progress	960.3	400.9
Invoiced on account on sales orders in progress	(1,013.7)	(519.0)
	(53.4)	**(118.1)**
which is included as follows:		
Sales orders in progress (assets)	378.3	169.4
Prepayments (liabilities)	(431.7)	(287.5)
	(53.4)	**(118.1)**
Retentions	32.0	0.0

All receivables relating to sales orders in progress are expected to be received within 12 months.

20 Other receivables

	2005	2004
Prepayments	30.4	25.6
Corporation tax	18.8	13.3
Other receivables	116.8	108.3
	166.0	**147.2**
Which is split as follows:		
Current	161.3	142.7
Non-current	4.7	4.5
	166.0	**147.2**

Other receivables expected to be received after 12 months amount to EUR 21m.

The carrying amount of other receivables approximate their fair value.

21 Share capital

	2005	2004
The share capital is made up of 174,911,173 shares of DKK 1	174,911,173	174,911,173
Number of shares at 1 January	174,911,173	105,003,966
Capital increase	0	69,907,207
Number of shares at 31 December	**174,911,173**	**174,911,173**

In addition to the capital increase in 2004 the share capital was increased by 223,105 shares of DKK 1 in 2002. Except for this the share capital has been unchanged in the period 2001-2005.

All shares rank equally.

22 Deferred tax

	2005	2004
Deferred tax at 1 January (net)	94.0	(7.0)
Exchange rate adjustments	4.1	(0.3)
Additions. acquisition of company	0.0	50.6
Deferred tax on profit/(loss) for the year	39.9	54.2
Adjustment relating to previous years	(4.6)	(0.3)
Change in corporation tax rate in Denmark	(2.0)	0.0
Tax on entries in equity	5.3	(3.2)
Deferred tax at 31 December (net)	**136.7**	**94.0**

Notes - Consolidated balance sheet (mEUR)

22 Deferred tax (continued)

	2005	2004
Tax base of tax loss carry-forwards	77.7	28.8
Intangible assets	2.7	1.4
Property, plant and equipment	32.7	0.0
Provisions	48.8	27.5
Balance of tax losses for recapture in foreign subsidiaries under Danish joint taxation	(35.2)	(36.1)
Current assets	12.9	83.6
Deferred tax assets	**139.6**	**105.2**
Intangible assets	0.0	3.2
Property, plant and equipment	2.9	0.0
Current assets	0.0	8.0
Provisions	0.2	0.0
Other	(0.2)	0.0
Provision for deferred tax	**2.9**	**11.2**
Deferred tax asset (net) at 31 December	**136.7**	**94.0**

No provision is made for deferred tax regarding undistributed earnings in subsidiaries, as the Group is able to control the release of the obligation.

If the earnings were to be distributed this would release a current tax charge of EUR 2m for 2005 (2004: EUR 0m).

Deferred tax assets are recognised for tax-loss carry-forwards corresponding to earnings that are likely to be generated in the future. Deferred tax assets amounting to EUR 62m have not been recognised in the balance sheet, as the utilisation is not assessed to be sufficiently certain. In addition some of the tax-loss carry-forwards are subject to expiry limits, but they are all expected to be used within the set time limit.

23 Provisions

	2005	2004
Warranty provisions		
Warranty provisions at 1 January	147.7	97.6
Additions, acquisition of company	5.2	(1.7)
Exchange rate adjustments	0.0	86.3
Provisions for the year	232.7	86.5
Used warranty provision during the year	(164.6)	(121.0)
Warranty provision at 31 December	**221.0**	**147.7**
The warranty provisions are expected to be payable as follows:		
0-1 years	138.2	84.2
> 1 years	82.8	63.5
	221.0	**147.7**

Vestas normally provides a product guarantee on new products of two to five years. The warranty provision relating to each individual sale depends on the product type and the length of the warranty period. Subsequently regular measurement is made based on an overall assessment of the need for provision.

Warranty provisions only include standard warranty. Service purchased over and above the standard warranty is included in prepayments from customers. Refer to pages 45-46 in the annual report for further discussion of Vestas' warranty provisions.

In addition to this provisions are made for costs relating to upgrades of sold wind turbines as a result of deficient component quality etc.

Notes - Consolidated balance sheet (mEUR)

23 Provisions (continued)

	2005	2004
Other provisions		
Other provision at 1 January	19.7	16.8
Exchange rate adjustments	(0.1)	0.0
Provisions for the year	7.7	44.9
Used other provisions during the year	(19.8)	(37.0)
Reversed provisions	6.0	(5.0)
Other provisions at 31 December	**13.5**	**19.7**

Other provisions include compensation regarding agreements made to purchase wind turbine parts which are not expected to be fulfilled in accordance with the contractually agreed parameters and provisions for onerous contracts. The provisions have been calculated based on management's best estimate and are expected to be settled in 2012 at the latest.

	2005	2004
The provisions are expected to be payable as follows:		
0-1 years	7.7	7.4
> 1 years	5.8	12.3
	13.5	19.7

24 Pension obligations

	2005	2004
Net pension obligation regarding defined benefit plans at 1 January	2.3	2.2
Exchange rate adjustments	0.0	0.0
Costs for the year	(0.3)	0.1
Net pension obligation regarding defined benefit plans at 31 December	**2.0**	**2.3**
The pension obligation can be specified as follows:		
Plan liabilities	10.3	9.5
Plan assets	(6.7)	(6.8)
Unrecognised actuarial (gains)/losses	(1.6)	(0.4)
Net pension obligation regarding defined benefit plans	**2.0**	**2.3**
The amounts recognised in the income statement can be specified as follows:		
Pensions costs	0.1	0.0
Interest expenses	0.4	0.5
Return on plan assets	(0.3)	(0.4)
Change in termination agreements	(0.5)	0.0
Net costs regarding defined benefit plans for the year	**(0.3)**	**0.1**
The pension obligation is calculated based on the following actuarial assumptions:		
Discount rate	4.5%	6.0%
Projected return on plan assets	5.5%	7.0%
Projected future salary increases	2.5%	3.0%
Projected increase in pension	2.0%	2.5%
Expense for the year regarding defined contribution plans	**21.0**	**13.6**
Total pension costs for the year	**20.7**	**13.7**

The employees in the Vestas Group are widely covered by pension plans. primarily in the form of defined contribution plans. Some countries have defined benefit plans. The type of pension plans vary depending on the statutory and fiscal requirements and the financial situation in the countries in which the employees work. and the contributions are normally based on the employees' salaries and length of service. The obligation covers both pension of the current retirees as well as the future retirees' right to pension.

Notes – Consolidated balance sheet (mEUR)

24 Pension obligations (continued)

The pension plans are normally funded by payments from the Group's companies and from the employees to funds which are independent of the Group (defined contribution plans). Is a plan is unfunded (defined benefit plans) an obligation is recognised in the Group's consolidated balance sheet. calculated. based on actuarial assumptions. as the present value at the balance sheet date less the assets relating to the pension plans. Costs relating to pension contributions are included in production costs. sales and distribution expenses. research and development costs or administrative expenses. The pension assets are not placed in the company's shares or buildings used by the Group.

Accumulated actuarial gains/losses have been recognised at EUR 0 as at 1 January 2004.

Termination agreements are also included in pension obligations.

25 Financial liabilities

	2005	2004
Financial liabilities are recognised as follows in the balance sheet:		
Current liabilities		
Bank debt	36.4	78.7
Mortgage debt	6.6	8.7
Debt to credit institutions	8.1	22.5
	51.1	109.9
Non-current liabilities		
1-5 years	344.6	371.3
> 5 years	96.5	101.1
	441.1	472.4
Total financial liabilities	492.2	582.3
Weighted effective interest rate at 31 December (%)	4.5	3.1
Fair value	493.7	583.9
Nominal value	492.2	582.3

It is Group policy to endeavour to ensure an appropriate development in the financial ratios with a view, for example, to maintaining the Group's credit rating and to complying with the agreed minimum requirements in the Group's financing agreements.

However, it is naturally not possible to guarantee absolutely that Vestas will always be able to maintain its credit rating or to comply with the minimum requirements in the financing agreements. The occurrence of either eventuality would be likely to have a significantly negative effect on the Group.

The fair value is calculated as the present value of agreed cash flows using a current market based interest rate.

Notes - Consolidated balance sheet and consolidated cash flow statement (mEUR)

25 Financial liabilities (continued)

Obligations relating to assets held under finance leases are included in mortgage debt and debt to credit institutions as follows:

	2005			2004		
	Minimum lease payment	Interest	Carrying amount	Minimum lease payment	Interest	Carrying amount
0-1 years	9.1	1.2	7.9	8.9	1.6	7.3
1-5 years	13.9	3.1	10.8	18.8	3.7	15.1
> 5 years	26.0	6.3	19.7	28.8	7.7	21.1
	49.0	**10.6**	**38.4**	**56.5**	**13.0**	**43.5**
Weighted effective interest rate at 31 December (%)			3.1			3.2

The fair value of financial liabilities amounts to EUR 38.0m (2004: EUR 44.0m).

The finance lease agreements of the Group mainly relate to administration and production buildings. service vans and IT equipment. The most material liabilities relate to buildings in Denmark and run for up to 22 years after the balance sheet date. The Group has the right to aquire the buildings in 2008 and 2016, and the agreements can be extended to 2026.

The cost for the year relating to conditional lease payments amounts to EUR 10.6m.

26 Other liabilities

	2005	2004
Staff costs	47.0	49.7
Taxes and duties	27.9	51.4
Corporation tax	49.8	17.4
Accruals	26.9	30.8
Other payables	231.9	96.4
	383.5	245.7

27 Cash flow statement - adjustments

	2005	2004
Amortisation and depreciation for the year of intangible and tangible assets, including gains and losses on sale of non-current assets	125.1	112.6
Share of profit/(loss) in associated companies	0.1	0.2
Warranty provision (net)	68.1	(34.5)
Pension obligations	(0.3)	0.1
Other provisions	(6.2)	2.9
Exchange rate adjustments	(18.3)	4.2
Financial income	(6.0)	(10.4)
Financial expenses	48.4	50.9
Corporation tax	33.3	(28.3)
Other adjustments	(8.6)	0.0
	235.6	**97.7**

28 Cash flow statement - change in working capital

	2005	2004
Change in inventories	128.2	(169.7)
Change in receivables	(344.9)	(111.5)
Change in prepayments from customers	182.9	151.2
Change in trade payables	114.6	77.8
Change in other liabilities	106.0	36.7
	186.8	**(15.5)**

Notes – Consolidated cash flow statement (mEUR)

29 Acquisition of company

	2005		2004	
	Fair value	Carrying amount prior to acquisition	Fair value	Carrying amount prior to acquisition
Total intangible assets	1.7	1.5	114.2	70.5
Total property, plant and equipment	3.8	3.6	150.3	150.3
Total other non-current assets	0.0	0.0	61.8	26.9
Total non-current assets	**5.5**	**5.1**	**326.3**	**247.7**
Inventories	2.9	2.9	229.2	274.7
Trade receivables	0.0	0.0	52.7	78.3
Sales orders in progress	0.0	0.0	155.9	155.9
Cash at bank and in hand	0.0	0.0	31.0	31.0
Other current assets	0.9	0.9	43.9	72.6
Total current assets	**3.8**	**3.8**	**512.7**	**612.5**
Deferred tax	0.0	0.0	(3.1)	(3.1)
Provisions	0.0	0.0	(47.5)	(34.3)
Financial liabilities	0.0	0.0	(198.1)	(198.1)
Total non-current liabilities	**0.0**	**0.0**	**(248.7)**	**(235.5)**
Prepayments from customers	0.0	0.0	(101.9)	(101.9)
Trade payables	(2.9)	(2.9)	(110.1)	(110.1)
Provisions	0.0	0.0	(38.8)	(28.0)
Financial liabilities	0.0	0.0	(107.2)	(107.2)
Other liabilities	0.0	0.0	(108.0)	(71.7)
Total current liabilities	**(2.9)**	**(2.9)**	**(466.0)**	**(418.9)**
Net assets	**6.4**	**6.0**	**124.3**	**205.8**
Goodwill	0.0		286.4	
Total purchase consideration	**6.4**		**410.7**	
Of which cash at bank and in hand less current bank debt	0.0		59.7	
Cash purchase consideration	**6.4**		**470.4**	
Share consideration	0.0		(387.6)	
Net cash purchase consideration	**6.4**		**82.8**	

Vestas Nacelles A/S which is a subsidiary of Vestas Wind Systems A/S has on 5 October 2005 acquired certain activities and assets from Weier Electric GmbH, which for more than 10 years has been a supplier of generators to Vestas' wind turbines. The purchase price regarding Weier Electric GmbH has been made up to EUR 6.4m and has been paid in cash, of which EUR 0.4m relates to acquisition costs. No goodwill has been recognised in connection with the acquisition. The result of the acquired company recognised in the consolidated financial statements from acquisition date amounts to EUR 0.4m and would further have affected the loss for the year by EUR (1.0)m if the activities in Weier Electric GmbH had been acquired on 1 January 2005, while the consolidated revenue would have been unaffected.

On 5 March 2004 Vestas Wind Systems A/S acquired NEG Micon A/S through a share exchange offer with a view to strengthening the competitive position on the global market for wind turbines, and the competitive position in relation to other energy sources. The purchase price regarding NEG Micon A/S was made up to EUR 410.7m and was paid in shares and cash, of which EUR 23.1m related to acquisition costs. Goodwill of EUR 286.4m been recognised in connection with the acquisition. Provided that NEG Micon A/S had been acquired on 1 January 2004 revenue and loss for the year in the consolidated financial statements would have been affected by EUR 72.4m and EUR (14.5)m respectively.

Notes - Supplementary information for the Group (mEUR)

30 Cash and cash equivalents

Cash and cash equivalents with disposal restrictions, EUR 50.3m (2004: EUR 56.5m) primarily consist of prepayments from customers regarding projects, and the amounts are released in line with the fulfilment of the relating contractual obligations.

31 Management's warrant scheme and shareholdings

Warrant scheme

The Board of Directors, the Executive Management and senior executives participated in a warrant scheme. The purpose of the scheme is to make sure that management, employees and shareholders have the same objectives, and to maintain and attract employees. The acquisition of the rights is conditional on the warrant holder not being under notice, or being a member of the Board of Directors of Vestas.

No warrants were offered in 2005, and the remaining 110,000 warrants from the offering in the second part of 2002 expired in 2005.

	Board of Directors	Executive Management	Senior executives	Total	Average exercise price	Average expected term to expiry
	Number	Number	Number	Number	EUR	Years
Outstanding at 1 January 2004	30,506	95,612	243,308	369,426	46.0	0.6
Offered in 2004	-	-	-	-		
Expired in 2004	22,506	68,112	168,808	259,426	59.1	
Exercised in 2004	-	-	-	-		
Outstanding at 31 December 2004	**8,000**	**27,500**	**74,500**	**110,000**	**15.3**	**0.3**
Offered in 2005	-	-	-	-		
Expired in 2005	8,000	27,500	74,500	110,000		
Exercised in 2005	-	-	-	-		
Outstanding at 31 December 2005	-	-	-	-		

Management's holdings of Vestas shares

The internal rules regarding the trading of the Board of Directors, the Executive Management and certain employees in Vestas-shares only allow trading in the six weeks following the half-yearly and yearly stock exchange announcements.

	Balance at 1 January	Purchased in year	Sold in year	Balance at 31 December	Market value *) kEUR
Board of Directors					
Bent Erik Carlsen	98,120	0	0	98,120	1,361
Arne Pedersen	1,560	0	0	1,560	22
Torsten Erik Rasmussen	2,947	0	1,110	1,837	25
Jørgen Huno Rasmussen	0	0	0	0	0
Jørn Ankær Thomsen	229,500	0	0	229,500	3,182
Freddy Frandsen	403	0	0	403	6
Sussie Dvinge Agerbo	72	0	0	72	1
Svend Åge Damgård Andersen	2,892	0	0	2,892	40
Kim Hvid Thomsen	2,563	0	0	2,563	36
	338,057	0	1,110	336,947	4,673
Executive Management					
Ditlev Engel	224	0	0	224	3
Henrik Nørremark	3,213	0	0	3,213	45
	3,437	0	0	3,437	48

**) The calculation of the year-end market value is based on the share price quoted on the Copenhagen Stock Exchange at the end of the year (DKK 103.45).*

Notes - Supplementary information for the Group (mEUR)

32 Related party transactions

Vestas Wind Systems A/S has no shareholders with controlling influence.

The related parties of the Vestas Group with significant influence include the Board of Directors of the companies, the Board of Management and key management personnel, as well as close members of the family of these individuals. Related parties furthermore include entities which are significantly influenced by the aforementioned individuals.

Transactions with management
Transactions with management only consist of normal management remuneration, refer to note 6. There have been no other transactions with Members of the Board or the Executive Management of Vestas Wind Systems A/S, except for purchase of normal solicitor services of EUR 0.9m on market conditions (2004: EUR 1.7m) from the solicitor firm Gorrissen Federspiel Kierkegaard, where Jørn Ankær Thomsen is a partner. There have been no other transactions with any Members of the Board of Directors and the Executive Management in Vestas Wind Systems A/S during the year.

No Members of the Board have been employed in the Group in 2005 with the exception of the employee elected Members of the Board.

Transactions with associated companies and joint ventures
Furthermore related parties include subsidiaries and associated companies, and the joint ventures in which Vestas Wind Systems A/S have control or significant influence. The Vestas Group's subsidiaries, associated companies and joint ventures, and the Vestas Group's related share, are listed on the Group companies on pages 100-101.

The Vestas Group has sold blades and components to the associated company Vestas RRB India to a value of EUR 25.9m (2004: EUR 37.9m). Receivables at year end amount to EUR 12.4m (2004: EUR 11.7m).

Transactions with joint ventures solely consist of dividends received of EUR 3.4m (2004: EUR 5.3m).

Outstanding balances with associated companies and joint ventures have resulted from standard business transactions regarding purchase and sale of goods and services. There is no interest calculated on the outstanding balances and the transactions are entered into on the same trading conditions as for the Group's other customers and suppliers.

There have been no other transactions during the year with the Board of Directors, the Executive Management, key management personnel, major shareholders or other related parties.

33 Government grants

The Group has received a number of government grants, of which EUR 4.3m has been deducted in incurred expenses (2004: EUR 1.6m) and EUR 3.7m has been deducted in the cost price of property, plant and equipment (2004: EUR 1.6m).

34 Mortgages and security

As security for the Group's mortgage loans, mortgage deeds registered to the mortgagor and all-money mortgages have been secured on land and buildings, plant and machinery as well as other fixtures and fittings, tools and equipment. In addition, some of the Group's other property, plant and equipment has been placed as security.

Furthermore, the Group has issued mortgage deeds registered to the mortgagor and all-money mortgages which are secured on the above-mentioned properties. These mortgage deeds registered to the mortgagor and all-money mortgages are all in the possession of the Group.

As security for credit facilities, the Group has transferred its cash at bank and in hand and other current assets.

Notes - Supplementary information for the Group (mEUR)

34 Mortgages and security (continued)

	2005	2004
Total mortgage loans	71.4	101.6
Mortgage deeds and all-money mortgages		
Nominal value of mortgage deeds and all-money mortgages	73.6	73.6
Carrying amount of pledged assets	159.2	151.2
Other security in assets		
Nominal value of mortgage deeds and all-money mortgages	4.6	4.6
Carrying amount of pledged assets	0.7	1.4
Other mortgage deeds and all-money mortgages in the possession of the Group	38.2	38.3
Security for credit facilities		
Transfer of cash at bank and in hand and other current assets	0.0	38.6

35 Contractual obligations

The lease obligation relating to operating leases comprises leased buildings and cars and falls due:	2005	2004
0-1 years	11.9	12.7
1-5 years	65.0	42.0
> 5 years	40.9	41.7

Operating leases comprise irrevocable operating leases regarding buildings, cars and office equipment. The main obligations relate to buildings in Denmark and Germany and run for up to 27 years after the balance sheet date.

Costs recognised in the income statement relating to operating leases amount to approx EUR 12.7m in 2005.

The Group has entered into binding contracts entered into concerning purchase of plant in 2006 to a value of approx EUR 13.5m.

Notes - Supplementary information for the Group (mEUR)

36 Contingent liabilities

Work and payment guarantees etc. amount to EUR 730.0m (2004: EUR 759.7m).

The Group have given guarantees for loan financing and security in wind power projects amounting to EUR 0.6m (2004: EUR 0.6m).

Pending lawsuits
On 19 August 2005 the German company Enercon GmbH filed a claim against Vestas Wind Systems A/S and the Vestas Group's German subsidiary Vestas Deutschland GmbH, as well as the registered directors of the two companies and a number of Vestas Deutschland GmbH's customers, with a claim that an infringement had taken place in respect of a patent owned by Enercon GmbH. The patent concerns lightning protection of blades for wind turbines.

Based on an evaluation by three independent German patent experts it is the opinion of Vestas Wind Systems A/S that Enercon GmbH's claim is not legitimate.

On 22 November Enercon GmbH put forward a claim of infringement of additional patent rights. The claim concerns patents related to electricity grid codes, however, it may also concern other issues.

To the extent that negotiations with the counter party do not lead to a result, the case is expected to be brought before the courts. A judicial assessment of the patent question may be expected to take a long time.

In addition, the Vestas Group is engaged in certain litigation proceedings. In the opinion of management, settlement or continuation of these proceedings, and the circumstances mentioned above relating to patents, will not have a material effect on the financial position of the Group.

37 Currency and interest rate risks and use of derivative financial instruments

The Group's risk management policies
As a result of its operating, investment and financing activities the Group is exposed to changes in currency rates and interest rate levels. It is Group policy not to enter into speculative transactions regarding financial risks. The Group's financial management is therefore solely aimed at managing financial risks regarding operative and financing activities.

Foreign currency risk
The Group's operating activities result in a number of foreign currency risks in connection with purchase and sales of goods and services in foreign currencies.

It is Group policy to hedge the exchange rate risk at the same time as a firm commitment in foreign currency is entered into. Only the net exposure in foreign currency is hedged. The foreign currency risk is mainly hedged through foreign exchange contracts and currency swap agreements.

Exchange rate adjustments relating to investments in foreign subsidiaries and associated companies with another functional currency than the parent company are recognised directly in equity. The foreign currency risk relating to these investments is not hedged since the Group does not consider that continuous hedging of such long-term investments would be optimal based on a total risk and cost consideration.

Notes - Supplementary information for the Group (mEUR)

37 Currency- and interest rate risks and use of derivative financial instruments (continued)

Forward exchange contracts regarding future transactions (cash flow hedging)
The following net forward exchange contracts as at 31 December for the Group are used for, and meet the conditions for hedge accounting of future transactions:

	2005				2004			
	Principal*)	Accumulated exchange rate gain/loss recognised in equity	Fair value of principal	Remaining term (months) up to	Principal	Accumulated exchange rate gain/loss recognised in equity	Fair value of principal	Remaining term (months) up to
USD	182.4	(7.0)	189.4	16	15.9	2.2	13.7	11
SEK	-	-	-	-	(5.1)	0.0	(5.1)	3
CAD	-	-	-	-	107.5	5.4	102.1	16
AUD	-	-	-	-	43.4	(0.2)	43.6	12
GBP	-	-	-	-	104.5	3.3	101.2	11
EUR	(179.6)	-	(179.6)	16	(296.6)	-	(296.6)	23
INR	-	-	-	-	31.6	0.2	31.4	8
	2.8	**(7.0)**	**9.8**		**1.2**	**10.9**	**(9.7)**	

*) *Positive principals of forward exchange contracts are sales of the currency concerned, and negative principals are purchases.*

The Group's hedged transactions relating to future cash flows mainly cover inter-group transactions outside of Euro-based countries, primarily in American, Canadian and Australian dollars (USD, CAD and AUD), with counter value in Danish kroner (DKK).

Exchange rate gains/losses as a result of fair value adjustments of the forward exchange contracts above have been recognised directly in equity since all the Group's forward exchange contracts fulfil the requirements for hedging of future transactions.

Forward exchange contracts regarding assets and liabilities (fair value hedging)
The following net forward exchange contract as at 31 December for the Group are used for, and meet the conditions for hedge accounting of assets and liabilities recognised in the balance sheet:

	2005				2004			
	Principal*)	Accumulated exchange rate gain/loss recognised in the income statement	Fair value of principal	Remaining term (months) up to	Principal	Accumulated exchange rate gain/loss recognised in the income statement	Fair value of principal	Remaining term (months) up to
USD	234.2	(9.8)	244.0	11	155.4	5.5	149.9	10
SEK	(10.5)	0.0	(10.5)	1	1.8	0.0	1.8	1
NOK	6.3	-	6.3	1	13.3	0.0	13.3	1
CAD	(66.3)	(2.0)	(64.3)	4	-	-	-	-
AUD	43.9	(0.3)	44.2	7	33.2	(0.2)	33.4	2
GBP	263.1	(0.4)	263.5	1	59.6	0.0	59.6	1
INR	53.2	(1.5)	54.7	3	-	-	-	-
EUR	(629.6)	-	(629.6)	11	(480.0)	-	(480.0)	-
DKK	106.9	0.0	106.9	10	222.1	0.0	222.1	1
	1.2	**(14.0)**	**15.2**		**5.4**	**5.3**	**0.1**	

*) *Positive principals of forward exchange contracts are sales of the currency concerned, and negative principals are purchases.*

The Group's hedged transactions relating to recognised assets and liabilities mainly as a result of inter-group transactions cover receivables outside of Euro-based countries, primarily in American, Canadian and Australian dollars (USD, CAD and AUD), with counter value in Danish kroner (DKK).

All changes to fair value have been recognised in the income statement.

Notes - Supplementary information for the Group (mEUR)

37 Currency and interest rate risks and use of derivative financial instruments (continued)

Interest rate risk

The Group's primary interest rate risk consists of interest rate fluctuations which can affect the debt and lease obligations of the Group. Management of the interest rate risk involves continuous monitoring of the term and maximum interest rate risk of the net debt of the Group.

It is Group policy to hedge interest rate risk on the loans of the Group. This is normally undertaken by entering into interest rate swaps where loans with variable interest rates are converted to fixed interest rates.

The Group's interest bearing financial assets and liabilities have the following times of repricing or maturity, depending on which date comes first:

2005	Repricing/maturity date				
	< 1 years	1-5 years	> 5 years	Of which fixed interest	Effective interest rente (%)
Mortagage debt	6.6	29.1	35.8	24.7	4.2%
Credit institutions	8.1	39.4	60.7	16.2	3.8%
Bank loans	36.4	276.1	0.0	0.0	4.9%
Rent and operating leases	11.9	65.0	40.9	0.0	3.3%
	63.0	**409.6**	**137.4**	**40.9**	

2004	Repricing/maturity date				
	< 1 years	1-5 years	> 5 years	Of which fixed interest	Effective interest rente (%)
Mortagage debt	8.7	33.0	59.9	14.9	3.7%
Credit institutions	22.5	338.3	41.2	31.7	2.9%
Bank loans	78.7	0.0	0.0	0.0	2.8%
Rent and operating leases	12.7	42.0	41.7	0.0	3.3%
	122.6	**413.3**	**142.8**	**46.6**	

The effective interest rates have been calculated as at the balance sheet date.

Interest rate swaps (cash flow hedging)

The fair value of the interest rate swaps entered into to hedge the interest rate risk on variable interest loans amount to negative EUR 1.5m (2004: negative EUR 5.2m) and has been recognised in equity. The principal amount on interest swaps is EUR 13.3m (2004: EUR 14.2m).

38 Subsequent events

Subsequent events are discussed in the management report on page 53.



Group companies[1)]

Name	Place of registered office	Share capital		Votes and ownership
Parent Company				
Vestas Wind Systems A/S	**Randers, Denmark**	**tDKK**	**174,911**	-
Production Units				
Vestas Nacelles A/S	**Randers, Denmark**	**tDKK**	**343,000**	**100%**
Vestas Machining A/S	Ringkøbing, Denmark	tDKK	52,000	100%
Vestas Assembly A/S	Ringkøbing, Denmark	tDKK	300,000	100%
Vestas Nacelles Italia S.r.l	Taranto, Italy	tEUR	16,423	100%
Vestas Nacelles Australia Pty. Ltd	Wynyard (TAS), Australia	tAUD	-	100%
Vestas Nacelles Spain S.A.	Viveiro, Spain	tEUR	601	100%
Vestas Nacelles Deutschland GmbH	Lübeck, Germany	tEUR	25	100%
Vestas Castings Group AS	Kristiansand, Norway	tNOK	40,000	100%
Vestas Castings Guldsmedshyttan AB	Guldsmedshyttan, Sweden	tSEK	11,000	100%
Vestas Castings Magdeburg GmbH	Magdeburg, Germany	tEUR	260	100%
Vestas Castings Kristiansand AS	Kristiansand, Norway	tNOK	10,500	100%
Valle Modelverksted AS	Kristiansand, Norway	tNOK	350	100%
Vestas Blades A/S	**Randers, Denmark**	**tDKK**	**91,000**	**100%**
Vestas Blades Deutschland GmbH Lauchhammer	Lauchhammer, Germany	tEUR	26	100%
Vestas Blades Italia S.r.l.	Taranto, Italy	tEUR	21,364	100%
Vestas Blades UK Ltd.	Isle of Wight, England	tGBP	44,000	100%
Vestas Blades Australia Pty. Ltd.	Portland (VIC), Australia	tAUD	1,000	100%
Vestas Wind Turbine Equipment (China) Co. Ltd.	Tianjin, China	tUSD	12,000	100%
Vestas Control Systems A/S	**Randers, Denmark**	**tDKK**	**11,000**	**100%**
Vestas Control Systems Spain S.L.	Olvega, Spain	tEUR	313	100%
Vestas Towers A/S	**Randers, Denmark**	**tDKK**	**55,000**	**100%**
Vestas-Torres Spain S.L.U.	Zaragoza, Spain	tEUR	500	100%
Sales- and service Units				
Vestas Americas A/S	**Randers, Denmark**	**tDKK**	**41,000**	**100%**
Vestas - American Wind Technology Inc.	Portland (OR), USA	tUSD	78,700	100%
Vestas - Canadian Wind Technology Inc.	Kincardine (ON), Canada	tCAD	92,010	100%
Vestas Mexico S.A. de C.V.	Condesa, Mexico	tUSD	4	100%
Vestas do Brasil Ltda.	Rio de Janeiro, Brasil	tUSD	2	100%
Vestas Argentina S.A.	Buenos Aires, Argentina	tUSD	22	100%
Vestas Central Europe A/S	**Randers, Denmark**	**tDKK**	**57,000**	**100%**
Vestas Deutschland GmbH	Husum, Germany	tEUR	16,873	100%
Vestas Services GmbH	Husum, Germany	tEUR	25	100%
Vestas - Nederland Windtechnologie B.V.	Rheden, Holland	tEUR	454	100%
NEG Micon Holland B.V.	Rheden, Holland	tEUR	1,361	100%
Vestas Offshore Applications B.V.	Rheden, Holland	tEUR	18	100%
Vestas Österreich GmbH	Moosbierbau, Austria	tEUR	35	100%

Name	Place of registered office	Share capital		Votes and ownership
Sales- and service Units (continued)				
Vestas Northern Europe A/S	**Randers, Denmark**	**tDKK**	**14,000**	**100%**
Vestas - Celtic Wind Technology Ltd.	Warrington, England	tGBP	3,200	100%
Vestasvind Svenska AB	Falkenberg, Sweden	tSEK	1,000	100%
Vestas Poland Sp.z.o.o.	Szczecin, Poland	tPLN	50	100%
NEG Micon UK Ltd.	Cheltenham, England	tGBP	4,000	100%
Vestas Asia Pacific A/S	**Randers, Denmark**	**tDKK**	**33,000**	**100%**
Vestas - Australian Wind Technology Pty. Ltd.	Melbourne, Australia	tAUD	-	100%
Vestas New Zealand Wind Technology Ltd.	Wellington, New Zealand	tNZD	100	100%
NEG Micon Australia Pty. Ltd	Melbourne, Australia	tAUD	500	100%
Vestas Japan KK	Tokyo, Japan	tYEN	120,000	100%
Vestas Wind Technology (Beijing) Ltd.	Beijing, Kina	tCNY	2,900	100%
Vestas - Danish Wind Technology A/S	Ringkøbing, Denmark	tDKK	30,000	100%
Vestas Mediterranean East A/S	**Randers, Denmark**	**tDKK**	**14,000**	**100%**
Vestas - Italian Wind Technology S.r.l.	Taranto, Italy	tEUR	3,000	100%
Vestas Hellas Wind Technology S.A.	Athen, Greece	tEUR	510	100%
Vestas Mediterranean West A/S	**Randers, Denmark**	**tDKK**	**49,100**	**100%**
Vestas Eólica SAU	Barcelona, Spain	tEUR	13,180	100%
Vestas France SAS	Montpellier, Frankrig	tEUR	5,040	100%
Vestaspor Serviços de Tecnología Eólica Lda.	Maia, Portugal	tEUR	60	100%
Other subsidiaries associated companies and joint venures				
NEG Micon A/S	Randers, Denmark	tDKK	267,110	100%
Wind Power Invest A/S	Ringkøbing, Denmark	tDKK	25,000	100%
NEG Micon India Private Limited	Chennai, India	tINR	100,000	100%
Vestas Technology UK Limited	Isle of Wight, England	tGBP	90	100%
Vestas Offshore A/S	Randers, Denmark	tDKK	2,000	100%
GREP A/S	Randers, Denmark	tDKK	12,000	100%
Vindkompaniet Svenska AB	Falkenberg, Sweden	tSEK	1,824	100%
GREP USA Inc.	California, USA	tUSD	2,001	100%
GREP Wind Power Inc.	California, USA	tUSD	1,100	100%
GREP Bay Area Holding Inc.	California, USA	tUSD	1,600	100%
GREP Bay Area Holding LLC	Californien, USA	tUSD	7,489	100%
Green Ridge Power LLC	California, USA	tUSD	2,891	50,0% [2)]
Green Ridge Services LLC	California, USA	tUSD	1,596	50,0% [2)]
Windpower Partners 1992, L.P.	California, USA	tUSD	-	50,0% [2)]
Windpower Partners 1991-2, L.P.	California, USA	tUSD	-	50,0% [2)]
Vestas RRB India Ltd.	New Dehli, India	tINR	56,200	49,0% [3)]
Pecsa, Plantas Eólicas De Canarias Sociedad Anónima	Las Palmas, Spain	tEUR	1,496	49,8% [3)]
Planta Eólica Europea S.A.	Tarifa, Spain	tEUR	1,199	44,0% [3)]
BWETA Assoc.	California, USA	tUSD	5,000	22,5% [3)]
Windco LLC	California, USA	tUSD	39	38,0% [3)]
Altamont Infrastructure Company LLC	California, USA	tUSD	-	38,0% [3)]

[1)] *Companies of immaterial interest have been left out of the overview*

[2)] *Proportionate consolidation is used for joint ventures*

[3)] *Associated companies*

Accounting policies for environmental and occupational health & safety highlights and indicators

The accounting principles and measurement and statement methods applied are unchanged in relation to 2004, except for those pertaining to CO_2 emissions, for which an accounting practice has been introduced.

Supplied MW

Supplied MW is stated as installed effect of the wind turbines where transfer of risk to the customer has taken place in the accounting year.

CO_2 savings from the supplied MW

CO_2 savings are calculated on the basis of a capacity factor of 30 per cent of the delivered MW, an expected service life of 20 years of the delivered MW and a standard electricity factor for the average CO_2 emission in Europe of 548 g CO_2/kWh.

Metals and other raw materials etc.

Metals and other raw materials etc. are stated on the basis of consumption drawings from stocks to manufacturing in the first phase of manufacture and to servicing of wind turbines, respectively, as recorded in the company's ordinary registration systems. Consumables are stated on the basis of supplier statements and own lists, respectively, of quantities delivered in the financial year, collected decentrally per site. Relevance has mainly been determined on the basis of approvals by the authorities followed by a selection in relation to material quantities consumed compared with the activities carried out on the sites.

Energy consumption

Electricity, gas and district heating is measured on the basis of quantities consumed according to direct meter readings per site with related administration. The consumption of electricity comprises both electricity purchased externally and consumption of production from own wind turbines. Oil for heating is stated on the basis of external purchases adjusted for stocks at the beginning and at the end of the period. Fuel for transport has been recognised on the basis of supplier statements.

Sustainable electricity is calculated on the basis of supplier statements.

Waste and scrap

Waste including waste for recycling is stated on the basis of weight slips received from the waste recipients for deliveries effected in the financial period, apart from a few types of waste and non-significant volumes which are estimated on the basis of subscription arrangement and load.

Emissions of CO_2

Emissions of CO_2 are calculated on the basis of purchased amounts of fuel for own transport and the direct consumption of oil and gas, with the usage of standard factors published by the Danish Energy Authority.

Occupational health and safety

Occupational health and safety stated are for all activities under the organisational structure.

Industrial injuries are stated on the basis of registration of incidents that caused one day's absence or more in addition to the day of the incident itself. Incidence of injuries is defined as the number of injuries per 1 million working hours. The number of working hours is measured on the basis of daily time cards registered in the payroll system.

Absence due to illness is defined as hours absent due to illness, exclusive of absence caused by industrial accidents, maternity leave and child's first day of illness. The frequency of absence due to illness is measured by means of registrations in the payroll system based on daily time cards (employees paid by the hour) and absence records (salaried employees), respectively.

Complaints from neighbours

Complaints from neighbours are stated as the number of complaints received which result in operating or layout changes on the sites in question.

Breaches of own control conditions

Breaches of internal inspection conditions are stated as the conditions for which measurements are required with measurements showing breaches of said conditions.

Environmental incidents

Environmental incidents are stated as the incidents that occur and which should be or have been reported to the authorities.

Management systems

Percentages of Vestas certified according to ISO 14001 and OHSAS 18001, respectively, is stated on the basis of the number of employees employed in the certified departments.

Management's statement

The Executive Management and the Board of Directors have today discussed and approved the annual report of Vestas Wind Systems A/S for the financial year 2005.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the EU, and the parent company financial statements have been prepared in accordance with the Danish Financial Statements Act. Further, the annual report has been prepared in accordance with additional Danish disclosure requirements for annual reports of listed companies. We consider the accounting policies used to be appropriate. Accordingly, the annual report gives a true and fair view of the Group's and the parent company's financial position at 31 December 2005 and of the results of the Group's and the parent company's operations and consolidated cash flows for the financial year 2005.

We recommend that the annual report be approved at the annual general meeting.

Randers, 29 March 2006

Executive Management

Ditlev Engel
President and CEO

Henrik Nørremark
Executive Vice President and CFO

Board of Directors

Bent Erik Carlsen
Chairman

Arne Pedersen

Svend Åge D. Andersen

Torsten Erik Rasmussen

Freddy Frandsen

Kim Hvid Thomsen

Jørgen Huno Rasmussen

Jørn Ankær Thomsen

Sussie Dvinge Agerbo

Auditor's Report on the Annual Report 2005

To the shareholders of Vestas Wind System A/S

We have audited the Annual Report of Vestas Wind Systems A/S for the financial year 1 January - 31 December. The audit did not comprise the non-financial information on enviromental and health and safety ratios and indicators on pages 55-57 and 102 in respect of which a seperate statement has been issued on page 105. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the EU and the Financial Statements of the parent company have been prepared in accordance with the Danish Financial Statements Act. Further, the annual report has been prepared in accordance with additional Danish disclosure requirements for annual reports of listed companies.

The Annual Report is the responsibility of the company's Executive Management and Board of Directors. Our responsibility is to express an opinion on the Annual Report based on our audit.

Basis of opinion

We conducted our audit in accordance with information and Danish Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the Annual Report is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual report. An audit also includes assessing the accounting policies used and significant estimates made by Executive Management and the Board of Directors, as well as evaluating the overall annual report presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit did not result in any qualification.

Opinion

In our opinion, the Annual Report gives a true and fair view of the Group's financial position at 31 December 2005 and of the results of its operations and consolidated cash flows for the financial year 2005 in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies.

In addition, in our opinion, the Annual Report gives a true and fair view of the financial position of the parent company at 31 December 2005 and of the results of its operations for the financial year 2005 in accordance with the Danish Financial Statements Act and additional Danish disclosure requirements for Annual Reports of listed companies.

Herning, 29 March 2006

PricewaterhouseCoopers
Statsautoriseret Revisionsinteressentskab

Århus, 29 March 2006

KPMG C.Jespersen
Statsautoriseret Revisionsinteressentskab

Carsten Gerner
State Authorised Public Accountant

Niels Jørgen Lodahl
State Authorised Public Accountant

Jesper Koefoed
State Authorised Public Accountant

Torben Ahle Pedersen
State Authorised Public Accountant

Auditors' statement concerning environmental and occupational health & safety highlights and indicators for 2005

We have performed an assessment of Vestas Wind Systems A/S' environmental and health and safety highlights and indicators for 2005, comprising the pages 55-57 and 102 of the Annual Report for 2005.

Criteria for preparation of reporting on environmental and health and safety issues

Page 55 of the Annual Report for 2005 includes Management's reasons for choice of environmental and health and safety issues relevant for integration in the Annual Report, and which part of the Group is comprised by this reporting. Environmental and health and safety data have been included in the Annual Report for 2005 according to the accounting policies applied as described on page 102 for reporting of environmental and health and safety highlights and indicators.

The preparation of the reporting on environmental and health and safety issues is the responsibility of Company Management. Our responsibility is to express an opinion on the reporting on environmental and health and safety issues based on our assessment.

Basis of opinion

We planned and conducted our work in accordance with the International Standard on Assurance Engagements 3000 (other assurance engagements than audit or review of historical, financial information) to obtain reasonable assurance that the data etc stated on pages 55-57 for the activities of the sites comprised have been stated in accordance with the criteria stated for preparation of reporting on environmental and health and safety issues.

Based on an assessment of materiality and risk our work has comprised accounting technical analyses, inquiries and spot-checks of systems, data and underlying documentation, including test that the guidelines for measurement and statement of data have been followed. Furthermore, we have assessed the expediency of the internal registration and reporting system as a basis for consistent registration and reporting on environmental and health and safety data for the sites comprised.

Opinion

In our opinion, the environmental and health and safety data' etc. included on pages 55-57 of the Annual Report for 2005 have been stated in accordance with the criteria mentioned.

Herning, 29 March 2006

PricewaterhouseCoopers
Statsautoriseret Revisionsinteressentskab

Niels Jørgen Lodahl
State Authorised Public Accountant

Birgitte Mogensen
State Authorised Public Accountant



Annual Report for Vestas Wind Systems A/S

Period: 1 January 2005 - 31 December 2005

Company No. 10 40 37 82

Accounting policies for Vestas Wind Systems A/S

The annual report has been prepared in accordance with the provisions of the Danish Financial Statements Act (ÅRL) applying to enterprises of reporting class D, as well as the requirements laid down by the Copenhagen Stock Exchange in respect of the financial reporting of companies listed on the stock exchange.

Vestas Wind Systems A/S' functional currency is Danish kroner (DKK) but due to the international relations of the Group the annual report is presented in Euro (EUR).

For adopted accounting policies refer to the Group accounting policies on pages 60-66 in the consolidated financial statements. The denomination of the items in the parent company's annual report correspond to the requirements of the Danish Financial Statements Act (ÅRL) but conform to the contents of the accounting policies according to IFRS. Refer to the section "Terminology" below for a description of the main differences between ÅRL and IFRS in the denomination of the items.

The accounting policies of the parent company deviate from the Group accounting policies in the following areas:

Investments in subsidiaries

Investments in subsidiaries are recognised and measured in the annual report of the parent company under the equity method.

On acquisition of subsidiaries, the difference between cost of acquisition and net asset value of the enterprise acquired is determined at the date of acquisition after the individual assets and liabilities having been adjusted to fair value (the purchase method) and allowing for the recognition of any restructuring provisions relating to the enterprise acquired. Any remaining positive differences in connection with the acquisition of Group companies are included in the item "Investments in subsidiaries", but is otherwise treated as goodwill.

The item "Income from investments in subsidiaries before tax" in the income statement include the proportionate share of the profit before tax less goodwill amortisation, whereas the share of tax of subsidiaries is included in the item "Corporation tax".

The item "Investments in group companies" in the balance sheet include the proportionate ownership share of the net asset value of the enterprises calculated under the accounting policies of the parent company with deduction or addition of unrealised intercompany profits or losses and with addition of any remaining value of positive differences (goodwill).

Subsidiaries with a negative net asset value are measured at EUR 0, and any receivables from these are written down by the parent company's share of the negative net asset value. Any legal or constructive obligation of the parent company to cover the negative balance of the company is recognised in provisions.

The total net revaluation of investments in subsidiaries is transferred upon distribution of profit to "Reserve for net revaluation under the equity method" under equity.

Gains or losses on disposal or liquidation of subsidiaries are calculated as the difference between the sales sum or the liquidation amount and the carrying amount of net assets at the time of sale or liquidation, including unamortised goodwill and expected sales or liquidation expenses. Gains or losses are recognised in the income statement.

Goodwill

Goodwill is included in the item "Goodwill" or in the item "Investments in subsidaries" is amortised over the estimated useful life determined on the basis of Management's experience with the individual business areas. Goodwill is amortised on a straight-line basis over the amortisation period, which is maximum 20 years, and which will be longest for enterprises acquired for strategic purposes with a long-term earnings profile.

Terminology

net revenue (ÅRL) = revenue (IFRS)

fixed assets (ÅRL) = non-current assets (IFRS)

provisions (ÅRL) = non-current and current liabilities (IFRS)

long-term debt (ÅRL) = non-current liabilities (IFRS)

short-term debt (ÅRL) = current liabilities (IFRS)

Income statement 1 January - 31 December for Vestas Wind Systems A/S

mEUR	Note	2005	2004
Net revenue	1	267.1	38.9
Production costs	2	(386.3)	(187.1)
Gross profit/(loss)		**(119.2)**	**(148.2)**
Sales and distribution expenses	2	(4.1)	(4.7)
Adminstrative expenses	2, 3	(81.3)	(33.5)
Operating profit/(loss)		**(204.6)**	**(186.4)**
Share of profit/(loss) in group companies	4	67.7	77.3
Financial income and expenses (net)	5	(38.9)	2.4
Net profit/(loss) before tax		**(175.8)**	**(106.7)**
Corporation tax	6	(33.3)	28.8
Net profit/(loss) for the year		**(209.1)**	**(77.9)**
Proposed distribution of profit			
Reserve for net revaluation under the equity method		26.0	63.3
Retained earnings		(235.1)	(141.2)
Profit/(loss) for the year		**(209.1)**	**(77.9)**

Balance at 31 December for Vestas Wind Systems A/S - Assets and liabilities

mEUR	Note	2005	2004
Intangible assets	7	155.7	141.9
Property, plant and equipment	8	141.3	152.9
Investments	9	1,105.6	1,076.8
Total fixed assets		**1,402.6**	**1,371.6**
Inventories	10	0.2	1.0
Trade receivables	11	0.3	2.3
Receivables from group companies		546.2	406.7
Other receivables	11	12.2	70.8
Corporation tax		1.5	1.0
Deferred tax	12	16.2	4.9
Prepayments		1.7	14.1
Total receivables		578.1	499.8
Cash at bank and in hand		0.2	108.3
Total current assets		**578.5**	**609.1**
Total assets		**1,981.1**	**1,980.7**
Share capital		23.5	23.5
Reserve for net revaluation under the equity method		125.4	91.8
Retained earnings		780.1	1,031.1
Total equity		**929.0**	**1,146.4**
Warranty provisions	13	135.6	0.0
Other provisions	14	5.8	19.7
Provisions		**141.4**	**19.7**
Mortgage debt	15	60.4	89.5
Credit institutions	15	354.2	353.3
Long-term debt		**414.6**	**442.8**
Short-term share of mortgage debt and debt to credit institutions	15	7.8	22.9
Bank loans		37.7	0.0
Trade payables		19.6	18.1
Payables to group companies		378.7	310.1
Other liabilities		52.3	20.7
Short-term debt		**496.1**	**371.8**
Total debt		**910.7**	**814.6**
Total equity and liabilities		**1,981.1**	**1,980.7**
Mortgages and security	16		
Contractual obligations	17		
Contingent liabilities	18		
Related party transactions	19		
Currency and interest rate risks and the use of derivative financial instruments	20		
Subsequent events	21		

Statement of changes in equity 1 January - 31 December for Vestas Wind Systems A/S

mEUR	Share capital	Share premium account	Reserve under the equity method	Retained earnings	Total
2005					
Equity at 1 January	**23.5**	**0.0**	**91.8**	**1,031.1**	**1,146.4**
Exchange rate adjustments from conversion to EUR	0.0	0.0	(0.3)	(3.0)	(3.3)
Exchange rate adjustments relating to foreign entities	0.0	0.0	7.9	0.0	7.9
Reversal of fair value adjustments of derivative financial instruments, recognised in the income statement	0.0	0.0	0.0	(9.7)	(9.7)
Fair value adjustments of derivative financial instruments	0.0	0.0	0.0	(8.5)	(8.5)
Tax on changes in equity	0.0	0.0	0.0	5.3	5.3
Net profit/(loss) for the year	0.0	0.0	26.0	(235.1)	(209.1)
Equity at 31 December	**23.5**	**0.0**	**125.4**	**780.1**	**929.0**
2004					
Equity at 1 January	**14.1**	**40.4**	**96.1**	**462.7**	**613.3**
Changes in accounting policies used	0.0	0.0	(65.6)	0.0	(65.6)
Adjusted equity at 1 January	14.1	40.4	30.5	462.7	547.7
Exchange rate adjustments from conversion to EUR	0.0	0.0	0.0	0.5	0.5
Exchange rate adjustments relating to foreign entities	0.0	0.0	(2.0)	0.0	(2.0)
Capital increase, acquisition of company	3.5	384.1	0.0	0.0	387.6
Capital increase, cash	5.9	277.3	0.0	0.0	283.2
Reversal of fair value adjustments of derivative financial instruments, recognised in the income statement	0.0	0.0	0.0	0.8	0.8
Fair value adjustments of derivative financial instruments	0.0	0.0	0.0	9.7	9.7
Tax on changes in equity	0.0	0.0	0.0	(3.2)	(3.2)
Net profit/(loss) for the year	0.0	0.0	63.3	(141.2)	(77.9)
Transfers	0.0	(701.8)	0.0	701.8	0.0
Equity at 31 December	**23.5**	**0.0**	**91.8**	**1,031.1**	**1,146.4**

Retained earnings is available for distribution. As a result of changes to the Danish Companies Act which means that the share premium no longer should be tied up in a special reserve, a share premium of EUR 701.8m is included in retained earnings.

All shares rank equally. For information about the development in share capital refer to note 21 in the consolidated financial statements.

Notes - Income statement for Vestas Wind Systems A/S (mEUR)

1 Net turnover

	2005	2004

The net turnover in the parent company mainly consists of reinvoiced freight but also includes service management fee and royalty and rental income from other Group companies.

2 Staff costs

Staff costs are specified as follows:

	2005	2004
Wages and salaries etc.	53.2	29.8
Pension plans	3.1	1.0
Other social security costs	0.3	0.3
	56.6	**31.1**

For information regarding remuneration to the Board of Directors and to Executive Mananagement refer to note 6 in the consolidated financial statements. Pension plans in the parent company consists solely of defined contribution plans and the company does therefore not carry the actuarial risk or the investment risk. For warrant schemes refer to note 31 in the consolidated financial statements.

	2005	2004
Average number of employees	876	479

3 Fees to auditors appointed by the Annual General Meeting

	2005	2004
Audit:		
PricewaterhouseCoopers	0.6	0.4
KPMG C.Jespersen	0.6	0.1
	1.2	0.5
Non-audit services:		
PricewaterhouseCoopers	0.9	1.7
KPMG C.Jespersen	0.5	0.8
	1.4	2.5
	2.6	**3.0**

4 Share of result in group companies before tax

	2005	2004
Share of profit/(loss) in group companies before tax	77.5	99.9
Change in intercompany profit	4.5	(10.7)
Amortisation of goodwill	(14.3)	(11.9)
	67.7	**77.3**

5 Financial income and expenses

	2005	2004
Financial income from group companies	28.0	23.8
Financial expenses to group companies	(4.5)	(9.6)
Exchange rate adjustments	(40.6)	8.2
Other financial income	2.3	3.2
Other financial expenses	(24.1)	(23.2)
	(38.9)	**2.4**

6 Corporation tax

	2005	2004
Current tax on profit/(loss) for the year	(0.2)	0.1
Deferred tax on profit/(loss) for the year	43.4	27.6
Tax on share of result in group companies	(39.1)	1.1
Adjustments relating to previous years (net)	(37.4)	0.0
Total corporation tax for the year	**(33.3)**	**28.8**

Notes – Balance sheet for Vestas Wind Systems A/S (mEUR)

7 Intangible assets

	2005			
	Completed development projects	Goodwill	Development projects in progress	Total
Cost at 1 January	91.7	19.2	85.4	196.3
Exchange rate adjustments	(0.3)	(0.1)	(0.3)	(0.7)
Additions	0.0	0.0	48.5	48.5
Disposals	0.0	0.0	(8.8)	(8.8)
Transfers	59.3	0.0	(59.3)	0.0
Cost at 31 December	150.7	19.1	65.5	235.3
Amortisation at 1 January	53.6	0.8	0.0	54.4
Exchange rate adjustments	(0.2)	0.0	0.0	(0.2)
Amortisation for the year	24.4	1.0	0.0	25.4
Impairment losses for the year	0.0	0.0	5.8	5.8
Reversal of amortisation on disposals in the year	0.0	0.0	(5.8)	(5.8)
Amortisation at 31 December	77.8	1.8	0.0	79.6
Carrying amount at 31 December	**72.9**	**17.3**	**65.5**	**155.7**
Amortisation period	3-5 år	5-20 år		

8 Property, plant and equipment

	2005				
	Land and buildings	Plant and machinery	Other fixtures and fittings, tools and equipment	Property, plant and equipment in progress	Total
Cost at 1 January	147.8	19.9	24.6	5.4	197.7
Exchange rate adjustments	(0.4)	(0.1)	(0.1)	0.0	(0.6)
Additions	2.0	2.8	2.0	1.9	8.7
Disposals	(1.0)	(8.6)	(9.6)	0.0	(19.2)
Transfers	3.6	0.3	1.5	(5.4)	0.0
Cost at 31 December	152.0	14.3	18.4	1.9	186.6
Amortisation at 1 January	22.8	9.3	12.7	0.0	44.8
Exchange rate adjustments	(0.1)	0.0	0.0	0.0	(0.1)
Amortisation for the year	5.4	5.1	4.7	0.0	15.2
Reversal of amortisation on disposals in the year	0.0	(6.7)	(7.9)	0.0	(14.6)
Transfers	0.0	0.0	0.0	0.0	0.0
Depreciation at 31 December	28.1	7.7	9.5	0.0	45.3
Carrying amount at 31 December	**123.9**	**6.6**	**8.9**	**1.9**	**141.3**
Assets held under finance leases included above amount to:	21.3	0.0	3.4	0.0	24.7
Depreciation period	25-40 years	3-10 years	3-5 years		

Total property value of the company's properties based on the latest public valuation amount to EUR 60.8m.

Notes - Balance sheet for Vestas Wind Systems A/S (mEUR)

9 Investments

	2005			
	Investments in group companies	Receivables from group companies	Other investments, deposits etc.	Total
Cost at 1 January	982.0	0.7	2.4	985.1
Exchange rate adjustments	(2.9)	0.0	0.0	(2.9)
Additions	0.0	0.0	0.0	0.0
Disposals	(1.4)	0.0	0.0	(1.4)
Cost at 31 December	977.7	0.7	2.4	980.8
Value adjustments at 1 January	177.2	(0.2)	0.0	177.0
Opening value adjustments on transition to IFRS	(85.4)	0.0	0.0	(85.4)
Exchange rate adjustments	7.6	0.0	0.0	7.6
Value adjustments	0.0	0.0	(0.4)	(0.4)
Profit shares for the year before tax	77.5	0.0	0.0	77.5
Tax on profit shares	(39.1)	0.0	0.0	(39.1)
Dividend	(2.6)	0.0	0.0	(2.6)
Amortisation of goodwill	(14.3)	0.0	0.0	(14.3)
Change in intercompany profit	4.5	0.0	0.0	4.5
Value adjustments at 31 December	125.4	(0.2)	(0.4)	124.8
Carrying amount at 31 December	**1,103.1**	**0.5**	**2.0**	**1,105.6**
Remaining positive difference included in the above carrying amount at 31 December	257.9			

The companies in the Vestas Group are listed on pages 100-101 in the consolidated financial statements.

10 Inventories

	2005	2004
Raw materials and consumables	0.1	0.0
Work in progress	0.0	0.1
Finished goods	0.1	0.9
	0.2	1.0

11 Receivables

The carrying amount of receivables approximate their fair value.

Notes - Balance sheet for Vestas Wind Systems A/S (mEUR)

12 Deferred tax

	2005	2004
Deferred tax at 1 January	4.9	(41.2)
Disposals, intercompany restructuring	0.0	21.7
Deferred tax on profit/(loss) for the year	43.4	27.6
Tax on entries in equity	5.3	(3.2)
Adjustment relating to previous years	(37.4)	0.0
Deferred tax at 31 December (net)	**16.2**	**4.9**

13 Warranty provisions

	2005	2004
Warranty provisions at 1 January	0.0	42.9
Transfers to group companies	0.0	(42.9)
Provisions for the year	216.9	0.0
Used warranty provision for the year	(81.3)	0.0
Warranty provisions at 31 December	**135.6**	**0.0**
The warranty provisions are expected to be payable as follows		
0-1 year	84.8	0.0
1-5 years	50.8	0.0
	135.6	0.0

Vestas normally provides a product guarantee on new products of two to five years. The warranty provision on each individual sale is dependent on the product type and the length of the warranty period. Subsequently regular measurement is made based on an overall assessment of the need for provisions

14 Other provisions

	2005	2004
Other provisions at 1 January	19.7	16.8
Additions, acquisitions of company	(0.1)	0.0
Provisions for the year	0.0	44.8
Used other provisions during the year	(13.3)	(36.9)
Adjustments to previously made other provisions	(0.5)	(5.0)
Other provisions at 31 December	**5.8**	**19.7**
Other provisions are expected to be payable as follows		
> 1 year	0.0	7.4
> 5 years	5.8	12.3
	5.8	19.7

Notes – Balance sheet for Vestas Wind Systems A/S (mEUR)

15 Long-term debt

	2005	2004
Short-term share of long-term debt is split as follows:		
Mortgage debt	5.1	6.5
Credit institutions	2.7	16.4
	7.8	22.9
Long-term debt breaks down as follows:		
1-5 years	360.4	343.1
> 5 years	54.2	99.7
	414.6	442.8
Weighted effective interest rate at the balance sheet date	4.4%	2.9%

The following amounts recognised in mortgage debt and debt to credit institutions relate to assets held under finance leases:

	2005			2004		
	Minimum lease payment	Interest	Carrying amount	Minimum lease payment	Interest	Carrying amount
0-1 years	3.5	0.8	2.7	4.6	0.9	3.7
1-5 years	7.4	2.5	4.9	9.8	2.8	7.1
> 5 years	25.9	6.2	19.7	28.3	7.7	20.6
	36.8	**9.5**	**27.3**	**42.7**	**11.4**	**31.4**

The finance leases of the parent company mainly relate to administration and production buildings, service vans and IT-equipment.

Notes - Supplementary information for Vestas Wind Systems A/S (mEUR)

16 Mortgages and security

As security for the company's mortgage loans, mortgage deeds registered to the mortgagor and all-money mortgages have been secured on land and buildings, plant and machinery as well as other fixtures and fittings, tools and equipment.

Furthermore, the company has issued mortgage deeds registered to the mortgagor and all-money mortgages secured on the above-mentioned properties. These mortgage deeds and all-money mortgages are all in the possession of the company.

	2005	2004
Total mortgage loans	65.5	96.0
Mortgage deeds and all-money mortgages relating to the company's mortgage loans		
Nominal value of mortgage deeds and all-money mortgages	37.9	37.9
Carrying amount of pledged assets	102.6	102.3
Other mortgage deeds and all-money mortgages in the possession of the company	38.2	38.3

17 Contractual obligations

The lease obligation relating to operating leases comprise leased buildings and cars and falls due:

	2005	2004
0-1 year	3.4	4.3
1-5 years	16.4	18.1
> 5 years	0.0	5.7

Operating leases comprise irrevocable operating leases regarding buildings, cars and office equipment. The main obligations relate to buildings.

18 Contingent liabilities

	2005	2004
Provided work and payment guarantees	579.8	171.3
Guarantees for bank debt of Group companies	108.3	84.2
Provided guarantees for loan financing and security in wind power projects	0.6	0.6

In addition to this the parent company provides performance bonds in connection with project supplies in Group companies, and Group companies' warranty obligations to customers.

For pending law suits refer to note 36 in the consolidated financial statements.

19 Related party transactions

For transactions with related parties refer to note 32 in the consolidated financial statements.

20 Currency and interest rate risks and the use of derivative financial instruments

For currency and interest rate risks and the use of derivative financial instruments refer to note 37 in the consolidated financial statements.

21 Subsequent events

For subsequent events refer to note 38 in the consolidated financial statements.

Shareholders and the stock exchange

The share capital of Vestas Wind Systems A/S (the company) consists of a single class of shares. The shares are listed on the Copenhagen Stock Exchange A/S. In 2005, the turnover of the company's shares on the Copenhagen Stock Exchange totalled DKK 50bn. The share price ended the year at DKK 103.45 as compared to DKK 65.22 at year-end 2004. The share was the fifth most traded on the Copenhagen Stock Exchange for the year.

Ownership

The total share capital in the company is DKK 174,911,173.

At the end of the year, the company had 81,573 shareholders registered by name, representing 93.1 per cent of the share capital. The number of shareholders registered by name decreased by 7.6 per cent from the end of 2004 to the end of 2005.

Pursuant to section 28, subsections a and b of the Danish Companies Act, the following shareholders have notified the company that they hold more than 5 per cent of the share capital:

- Franklin Resources, Inc., USA (16.29 per cent at 20 March 2006)
- Arbejdsmarkedets Tillægspension (The Danish Labour Market Supplementary Pension – ATP), Denmark (6.68 per cent at 9 March 2006)

At 31 December 2005, the members of the Board of Directors of the company owned a total of 336,947 shares, while the members of the Executive Management owned 3,437 shares – see note 31 in the consolidated accounts.

Share indices

The Vestas share is included in the following indices:
- OMXC20-index
- Morgan Stanley Capital International (MSCI) Denmark Index, Europe Index and World Index
- Dow Jones Sustainability World Indexes (DJSI World)
- Dow Jones STOXX Sustainability Indexes (DJSI STOXX)
- Dow Jones Stoxx Industrial Goods & Services Index (DJS Ig&S)
- Standard & Poor's EuroPlus Index, Europe 350 Index and Global 1200 Index
- FTSE4Good Europe Index and Global Index
- "nx-25" Naturaktienindex

Investor relations policy

An important element of Vestas' strategic goals is to be a trustworthy partner in all matters. This involves ensuring the publication of timely and factual information about Vestas and the wind power industry. In addition, Vestas strives to be visible and accessible to current and potential investors, an approach that is expected to maintain interest in the Vestas share at a high level.

Investor relations activities

In connection with events such as accounts reporting, the company holds information meetings for the media, analysts and investors. During the year, the company has participated in a range of investor and analyst meetings in countries including Denmark, Great Britain, Germany, the USA, Sweden and France.

In the second quarter of 2006, Vestas will be inviting analysts, media representatives and investors from Denmark and abroad

Development of the Vestas share price in 2005


Official price (DKK)
180
165
150
135
120
105
90
75
60
45
30
15
0
January
February
March
April
May
June
July
August
September
October
November
December

Calculated price development if the share price had followed the development in the OMXC20-index since 1 January 2005.

Development of the Vestas share price in 2005.

Turnover of Vestas shares in 2005


No. of shares (in '000)
15
14
13
12
11
10
9
8
7
6
5
4
3
2
1
0
January
February
March
April
May
June
July
August
September
October
November
December

In 2005, the share price rose from DKK 65.22 to DKK 103.45. The average daily turnover in 2005 was approx DKK 169.98m. This corresponds to an average daily turnover of approx 0.94 per cent of the applicable market value.

to a capital market day. The purpose of this event is to improve familiarity with – and understanding of – the challenges facing Vestas at present due to the remarkable growth that the wind power industry is currently experiencing.

Internet – www.vestas.com

Vestas' goal is that the company Web site at www.vestas.com serves as a comprehensive source of information for both current and potential investors. The Web site contains among other things all announcements to the Copenhagen Stock Exchange, presentations of the accounts for the recent year, and a variety of publications such as product brochures and the magazine entitled VestasGlobal. The site also contains a list of investment banks whose analysts cover the Vestas share.

In order to allow all shareholders to follow the company's information meetings and telephone conferences, these events are Webcast. As a result, many more of the existing and potential shareholders in the company are able to follow – or subsequently acquaint themselves with – the contents of such conferences and information meetings via www.vestas.com.

Annual General Meeting

The Annual General Meeting will be held on 25 April 2006 at 5 p.m. at Randershallen in Randers, Denmark.

The five external members currently serving on the Board of Directors will be standing for re-election. In view of the size and complexity of the company, it is proposed that the Board is extended with a new member. The Board proposes that Kurt Anker Nielsen is elected.

The Board of Directors will propose an authorisation for the company to acquire treasury shares of up to a total nominal value of 10 per cent of the company's share capital in the period until the next Annual General Meeting.

Furthermore, the Board of Directors will propose that the existing authorisations in Article 3 of the Articles of Association to issue new shares, employee shares and warrants are prolonged to be in force until 1 January 2011. At the same time, it is proposed that the authorisation in Article 3 (1) of the Articles of Association to issue new shares is renewed so that the share capital can be increased by nominally DKK 18,500,000.

Finally, the Board of Directors will propose that the wording of Article 4 (2) of the Articles of Association is changed from "General Meetings shall be held in the municipality in which the company's registered office is located, or in the municipality of Copenhagen ..." to "General Meetings shall be held in Region Midtjylland (the region of Central Jutland) or in the municipality of Storkøbenhavn (Greater Copenhagen) ...".

Dividend policy

In general, the intention of the Board of Directors is, in future, to recommend a dividend of 25-30 per cent of the net result for the year. However, distribution of dividends will always be decided with due consideration for the Group's plans for growth and liquidity requirements. The Board of Directors proposes to the General Meeting that no dividend be paid for the financial year 2005.



Investor relations

Vestas Wind Systems A/S

Investor Relations
Alsvej 21
8900 Randers
Denmark

Peter Wenzel Kruse

(takes up the position as per 1 May 2006)
Vice President, Communication & IR
Tel. +45 97 30 00 00
IR@vestas.com

Shareholder service

Stakeholders who wish to receive copies of announcements to the Copenhagen Stock Exchange, press releases and the like via e-mail can subscribe to the Vestas mailing list at www.vestas.com under the "Investor" heading.

Financial calendar 2006

29 March 2006	Publication of Annual Report 2005
4 April 2006	Convening for Annual General Meeting and distribution of the Annual Report 2005
25 April 2006	Annual General Meeting
16 May 2006	Publication of quarterly report for first quarter 2006
24 August 2006	Publication of interim report for 2006
22 November 2006	Publication of quarterly report for third quarter 2006

Shares 2005/2004 (%)


50
40
30
20
10
0

	2005	2004
Denmark	47%	53%
Scandinavia excl. Denmark	5%	4%
Europe excl. Scandinavia	15%	13%
Others	26%	22%
Not registered by name	7%	8%

Announcements to the Copenhagen Stock Exchange

Issued during the period from 1 January 2005 to 29 March 2006

Date	No.	Announcement
04.01.2005	01	Vestas' quarterly statement for Insiders' holding of Vestas shares as per 1 January 2005
21.01.2005	02	Supplementary information regarding the change in the board of management of Vestas Wind Systems A/S
28.01.2005	03	Date for publication and presentation of Annual Report
28.02.2005	04	Vestas receives order for 67 units of V80-1.8 MW wind turbines for Texas, USA
03.03.2005	05	Vestas receives order for 84 units of the V80-1.8 MW wind turbine for expansion of a project in Oklahoma, USA
15.03.2005	06	Vestas receives another large order for V80-1.8 MW wind turbines in the USA
21.03.2005	07	Vestas adjusts expectations for 2004 and 2005
30.03.2005	08	Announcement regarding the Annual Report 2004
05.04.2005	09	Major order for a V82-1.65 MW wind turbine project in upstate New York, USA
06.04.2005	10	Vestas receives order for 23 units of V80-2.0 MW wind turbines for Taiwan
25.04.2005	11	Annual General Meeting of Vestas Wind Systems A/S on 25 April 2005 at 5:00 p.m.
03.05.2005	12	Vestas receives large order for V82-1.65 MW wind turbines for 2006 delivery in the USA
10.05.2005	13	Vestas receives order for 41 units of V52-850 kW wind turbines for Greece
11.05.2005	14	Telephone conference on 26 May 2005 at 3 p.m. (CET)
26.05.2005	15	Quarterly information – 1st Quarter 2005
26.05.2005	16	Strategic plan of action 2005 - 2008
31.05.2005	17	Vestas receives order for 36 units of V90-3.0 MW wind turbines for Dutch offshore project
10.06.2005	18	Vestas receives order for 49 units of the V80-2.0 MW wind turbine to South Korea
23.06.2005	19	Vestas receives orders for V90 turbines for Spain
27.06.2005	20	Articles in 'Berlingske Tidende', 25 and 26 June 2005
30.06.2005	21	Vestas establishes nacelle assembly factory in Castilla y León in Spain
07.07.2005	22	Vestas establishes blade factory in Tianjin, China
15.07.2005	23	Vestas' positive expectations for the Italian market have been confirmed
18.07.2005	24	Vestas evaluates possibility for purchase of assets from supplier of advanced generators
22.07.2005	25	Vestas receives order for 48 units of the V82-1.65 MW wind turbine to Australia
10.08.2005	26	Date for publication and presentation of half-year report 2005.
19.08.2005	27	A German company has taken out a writ against Vestas
25.08.2005	28	Interim financial statement for 1 half year 2005 (1 January – 30 June 2005)
06.09.2005	29	Trading in Vestas Wind Systems A/S shares by Executives and persons closely associated with an Executive
16.09.2005	30	Evaluation of Enercon GmbH's writ against Vestas

04.10.2005	31	Vestas receives large order for V80-1.8 MW wind turbines for 2006 delivery in the USA
05.10.2005	32	Vestas purchases certain assets from supplier of advanced generators
06.10.2005	33	Vestas receives orders for V80 turbines for France
19.10.2005	34	Vestas receives another order for V90-3.0 MW wind turbines in Portugal
28.10.2005	35	Vestas receives order for 36 units of the V80-2.0 MW wind turbine to Scotland
03.11.2005	36	Vestas receives an order for 25 units of V90-3.0 MW wind turbines in Australia
10.11.2005	37	Date for publication and presentation of quarterly information
11.11.2005	38	Election of company employee representative for the Board of Directors of Vestas Wind Systems A/S
22.11.2005	39	Additional patent disputes with Enercon GmbH
24.11.2005	40	Quarterly information – 3rd Quarter 2005
30.11.2005	41	Vestas receives order for 31 units of the V90-3.0 MW wind turbine to New Zealand
12.12.2005	42	Vestas receives order for V90-3.0 MW wind turbines in Italy
20.12.2005	43	Vestas receives its largest order ever in the USA for up to 800 MW for delivery in 2006, 2007 and 2008
29.12.2005	44	Large Vestas order for the French market
30.12.2005	45	Vestas receives order for V90-2.0 MW wind turbines for Germany
02.01.2006	01	Vestas receives order for 30 V90-3.0 MW wind turbines in the US
06.01.2006	02	Vestas receives order for 102.75 MW in Germany
16.01.2006	03	Another large order for Vestas in Germany
18.01.2006	04	Vestas receives confirmation of order from Horizon Wind Energy for an additional 200 MW for delivery in the USA in 2007
19.01.2006	05	Vestas establishes factory for assembly of nacelles and hubs in Tianjin, China
31.01.2006	06	Tentative financial calendar 2006
31.01.2006	07	Vestas receives order for 44 MW in Germany
28.02.2006	08	Vestas receives order for 45 units of the V90-2.0 MW turbine from Spanish developer
03.03.2006	09	Vestas receives order for 29 units of the V80-2.0 MW wind turbine to New Zealand
14.03.2006	10	Vestas receives new orders for Spain and France
15.03.2006	11	Vestas receives another large order for Spain
15.03.2006	12	Date for publication and presentation of Annual Report
17.03.2006	13	Speculations concerning acquisition of sub-supplier
21.03.2006	14	Vestas receives order in Italy
28.03.2006	15	Vestas receives order for 70 MW in Spain

Information about the company

Company reg. No.

10 40 37 82

Company

Vestas Wind Systems A/S
Alsvej 21
8900 Randers
Denmark

Board of Directors

Bent Erik Carlsen, Chairman
Arne Pedersen
Kim Hvid Thomsen (employee representative)
Svend Åge Damgaard Andersen (employee representative)
Jørgen Huno Rasmussen
Torsten Erik Rasmussen
Jørn Ankær Thomsen
Freddy Frandsen
Sussie Dvinge Agerbo (employee representative)

Executive Management

Ditlev Engel, President and CEO
Henrik Nørremark, Executive Vice President and CFO

Solicitors

GORRISSEN FEDERSPIEL KIERKEGAARD
H.C. Andersens Boulevard 12
1553 Copenhagen V
Denmark

Kromann Reumert
Sundkrogsgade 5
2100 Copenhagen Ø
Denmark

Auditors

PricewaterhouseCoopers
Statsautoriseret Revisionsinteressentskab
Rønnebærvej 1
7400 Herning
Denmark

KPMG C.Jespersen
Statsautoriseret Revisionsinteressentskab
Værkmestergade 25
8100 Århus C
Denmark

Banks

Nordea Bank Danmark A/S
Strandgade 3
0900 Copenhagen C
Denmark

Dresdner Kleinwort Wasserstein
Riverbank House
2 Swan Lane
London EC4R 3UX
Great Britain

Societé Generale
29, Boulevard Haussmann
75009 Paris
France

The Bank of Tokyo-Mitsubishi, Ltd.
12-15 Finsbury Circus
London EC2M 7BT
Great Britain

Banco Español de Crédito
Paseo de la Castellana, 103
28046 Madrid
Spain

Head office

Vestas Wind Systems A/S

Alsvej 21
8900 Randers
Denmark

Tel. +45 97 30 00 00
Fax +45 97 30 00 01
vestas@vestas.com
www.vestas.com

Sales business units

Vestas Americas

1881 SW Naito Parkway
Suite 100
Portland, OR 97201
USA

Tel. +1 503 327 2000
Fax +1 503 327 2001
vestas-americas@vestas.com
www.vestas.com

Vestas Asia Pacific

Smed Sørensens Vej 1
6950 Ringkøbing
Denmark

Tel. +45 97 30 00 00
Fax +45 97 30 62 50
vestas-asiapacific@vestas.com
www.vestas.com

Vestas Central Europe

Otto-Hahn-Str. 2 - 4
25813 Husum
Germany

Tel. +49 4841 971 0
Fax +49 4841 971 360
vestas-centraleurope@vestas.com
www.vestas.com

Vestas Mediterranean East

Via Ariosto 12
Zona Industriale
74100 Taranto
Italy

Tel. +39 099 4606 111
Fax +39 099 4606 301
vestas-mediterraneaneast@vestas.com
www.vestas.com

Vestas Mediterranean West

Can Rabia, 3-5. Edificio B 4a planta.
Sarrià Forum
08017 Barcelona
Spain

Tel. +34 902 41 98 00
Fax +34 932 41 40 80
vestas-mediterraneanwest@vestas.com
www.vestas.com

Vestas Northern Europe

Herningvej 5 - 7
6920 Videbæk
Denmark

Tel. +45 97 30 00 00
Fax +45 97 30 22 73
vestas-northerneurope@vestas.com
www.vestas.com

Vestas Offshore

Alsvej 21
8900 Randers
Denmark

Tel. +45 97 30 00 00
Fax +45 97 30 00 01
www.vestas.com

Production business units

Vestas Blades

Smed Hansens Vej 19
6940 Lem
Denmark

Tel. +45 97 30 00 00
Fax +45 97 30 66 23
vestas-blades@vestas.com
www.vestas.com

Vestas Control Systems

Frankrigsvej 15
8450 Hammel
Denmark

Tel. +45 97 30 86 00
Fax +45 97 30 86 01
vestas-controlsystems@vestas.com
www.vestas.com

Vestas Nacelles

Smed Sørensens Vej 3
6950 Ringkøbing
Denmark

Tel. +45 97 30 00 00
Fax +45 97 30 65 67
vestas-nacelles@vestas.com
www.vestas.com

Vestas Towers

Engdraget 20
6800 Varde
Denmark

Tel. +45 97 30 00 00
Fax +45 97 30 56 10
vestas-towers@vestas.com
www.vestas.com



82- 3 4884

The Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K
Denmark

Randers, 29 March 2006
Stock exchange announcement No. 16/2006

Annual Report 2005

SUMMARY: Vestas reported a pre-tax loss of EUR 158m in 2005 due to poor earnings from North American projects, component shortage and a sharp increase in warranty provisions. However, revenue increased by 52 per cent, and Vestas saw a record growth in profitable orders. With a strong cash flow and a solid liquidity, the forecast of a strong earnings improvement in 2006 is retained. To make room for its strategic development, Vestas will exercise its authority to increase the share capital by up to 5.9 per cent.

- - -

The Board of Directors of Vestas Wind Systems A/S today discussed the Vestas Group's audited annual report for 2005, recommending that it be adopted at the Annual General Meeting to be held on 25 April 2006. The annual report, which is enclosed in its entirety with this announcement, discloses the following figures:

	Actual 2005	Forecast November 2005	Forecast March 2005	Actual 2004
Revenue (EURm)	3,583	approx 3,400	3,000-3,200	2,363
EBIT (EURm)	(116)	-	-	(49)
EBIT margin (%)	(3.2)	approx (3)	approx 4	(2.1)
Loss after tax (EURm)	(192)	-	-	(61)

Group performance in 2005

- In spite of a sharp revenue increase of 52 per cent, Vestas realised an entirely unsatisfactory financial performance in 2005. The Group realised an operating loss (EBIT) of EUR 116m, which translates into an EBIT margin of minus 3.2 per cent.
- The disappointing performance – more than 7 percentage points below the expectations for the year in the Annual Report 2004 from March 2005 – was due primarily to three factors (further details provided on page 7):
  - Earnings on the major projects in North America were much too low
  - Continued component shortage

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. No.: 2100 · Account No.: DKK 0651 117097 - EUR 5005 677997
Company reg. No.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

    - Increased warranty provisions.

- Of the total variance between the realised operating loss, EBIT, and the originally expected level in March 2005, EUR 191m is attributable to operational variances whereas EUR 106m is attributable to increased warranty provisions.
- Despite the large shortfall in 2005, the Group nevertheless succeeded in maintaining positive liquidity:
    - Vestas generated a cash inflow from operations of EUR 148m in 2005
    - At the end of the year, net working capital stood at 14 per cent of the revenue for the year, which is a substantial improvement relative to the net working capital of 29 per cent in 2004 and far better than the target defined for 2008.
- Vestas' backlog of firm and unconditional orders increased by 81 per cent during 2005 to an all-time high of EUR 3bn.
- In spite of Vestas' substantial sales increase, the Group saw its market share drop to 28 per cent in 2005. The decline from 2004 represents about 6 percentage points, of which about half is ascribable to accruals.

Financing and capital increase

- The management expects that the Group's existing credit and warranty facilities are sufficient to cover the Group's operations in 2006.
- To create the necessary room to pursue the strategic development efforts, the Board of Directors has resolved to strengthen the Group's capital base.
- Accordingly, the Board of Directors will exercise its authority to raise the company's share capital by up to 10.292.930 shares of DKK 1.00 nominal value, corresponding to 5.88 per cent of the share capital (see stock exchange announcement No. 17 of 29 March 2006 for further information).
- Total proceeds from the capital increase and the estimated transaction costs will be disclosed upon completion of the share capital increase. The final costs incidental to the capital increase will be disclosed in the company's annual report for 2006.
- Proceeds from the capital increase will be used for ongoing capital investments required to continue the strategy development to manufacture cost efficient and technologically outstanding wind turbine solutions.
- The capital increase is expected to be carried out on 29 March 2006.

Plans and outlook for 2006

- In its expectations for the Group's performance in 2006, the Vestas management emphasises in particular the following five key conditions and assumptions:
    - The expanded capital base and the continued positive development in liquidity
    - The many operational initiatives to improve customer satisfaction, product quality, production efficiency and in-house processes

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. No.: 2100 · Account No.: DKK 0651 117097 - EUR 5005 677997
Company reg. No.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

  - o The prospects that the global market for wind energy will grow substantially also in 2006
  - o The record-strong backlog of orders with a satisfactory contribution margin
  - o Dealing of warranty matters in accordance with the provisions made.

- Against this background, the Group projects revenue in 2006 to be in the EUR 3.6 to 3.8bn range. More than 60 per cent of this had already been secured through firm and unconditional orders at the beginning of the year.
- For 2006, an operating margin (EBIT) in the 4-7 per cent range is projected.
- Vestas continues to target an operating margin (EBIT) of at least 10 per cent in 2008, a net working capital of no more than 20 to 25 per cent of revenue and a global market share of at least 35 per cent.
- As part of its strengthened communication initiatives, Vestas will start to issue quarterly financial reports from the first quarter of 2006.

An information meeting will be held today, Wednesday, 29 March 2006 at 3:00 pm (see page 11).

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. No.: 2100 · Account No.: DKK 0651 117097 - EUR 5005 677997
Company reg. No.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

Financial highlights for the Group

Over a five-year period, the development of the Group can be described through the following financial highlights:

mEUR	2005	2004	2003[1]	2002[1]	2001[1]
Income statement					
Revenue	3,583	2,363	1,653	1,395	1,282
Gross profit/(loss)	84	120	150	142	192
Profit/(loss) before financial income and expenses, depreciation and amortisation (EBITDA)	9	64	142	124	179
Operating profit/(loss) (EBIT)	(116)	(49)	74	74	143
Profit/(loss) after financial income and expenses	(158)	(89)	53	60	149
Profit/(loss) before tax	(158)	(89)	54	60	392
Net profit/(loss) for the year	(192)	(61)	36	45	340
Balance sheet					
Balance sheet total	3,085	2,881	1,390	1,269	1,009
Equity	962	1,162	613	596	567
Provisions	239	181	166	130	97
Average interest-bearing liabilities (net)	560	625	236	173	107
Net working capital (NWC)	498	686	603	627	519
Cash flow statement					
Cash flow from operating activities	148	(30)	153	(126)	(14)
Cash flow from investing activities	(137)	(201)	(119)	3	37
Change cash and cash equivalents less current portion of bank debt	(35)	227	15	(106)	20
Employees					
Average number of employees	10,300	9,449	6,394	5,974	4,582
Of which in Denmark	5,582	5,336	4,138	4,635	3,812
Financial ratios[2]					
Gross margin (%)	2.4	5.1	9.1	10.2	15.0
EBITDA (%)	0.3	5.0	8.6	8.9	13.9
Operating profit margin (EBIT) (%)	(3.2)	(2.1)	4.5	5.3	11.1
Return on invested capital (ROIC) (%)	(13.2)	(3.8)	8.1	9.6	30.6
Solvency ratio (%)	31.2	40.3	44.1	47.0	56.1
Return on equity (%)	(18.1)	(6.9)	5.9	7.8	84.1
Gearing (%)	51.2	50.1	40.4	44.5	21.6
Share ratios[2]					
Earnings per share	(1.1)	(0.5)	0.3	0.4	3.2
Book value per share	5.5	6.6	5.8	5.7	5.4
Price / book value	2.5	1.3	2.2	1.7	5.7
P / E-value	(12.7)	(18.2)	38.6	21.9	9.5
Cash flow from operating activities per share	0.8	(0.2)	1.5	(1.2)	(0.1)
Dividend per share	0.0	0.0	0.0	0.1	0.2
Payout ratio (%)	0.0	0.0	0.0	23.5	6.2
Share price 31 December (EUR)	13.9	8.8	13.1	9.4	30.9
Average number of shares	174,911,173	150,815,322	105,003,966	104,892,414	104,780,861
Number of shares at the end of the period	174,911,173	174,911,173	105,003,966	105,003,966	104,780,861

1) *Financial highlights for 2001-2003 have not been restated to reflect the new accounting policies nor do they contain the figures for NEG Micon A/S and therefore correspond to the financial highlights presented in the Annual Report for 2004. The adjustments which would be necessary, if the comparative figures in the financial highlights for 2001-2003 were to be restated to IFRS, correspond to the adjustments made in the opening balance sheet at 1 January 2004, cf. note 1 in the 2005 Annual Report.*

2) *The key ratios have been calculated in accordance with the guidelines from "Den Danske Finansanalytikerforening" (The Danish Society of Financial Analysts) (Recommendations and Financial ratios 2005).*

Vestas' financial performance in 2005

Income statement

Consolidated revenue

Vestas' revenue increased by EUR 1,220m in 2005 to EUR 3,583m (DKK 26.7bn). This translates into top-line growth of 52 per cent on 2004. The increase in revenue was driven by rising revenue in North America (222 per cent) and Europe (46 per cent), with the markets in Portugal and Greece recording very strong growth.

The Group posted a marginal decline in revenue in Asia/Pacific due to lower sales in South Korea, Japan and New Zealand. By contrast, revenue increased in India and Australia.

In the four year period from 2002 to 2005, Vestas' revenue has grown at a compound annual rate of 29 per cent.

Level of activity, market share and order backlog

In 2005, the Group's companies and associates shipped wind power systems with an aggregate capacity of approx 3,900 MW, an increase of about 32 per cent relative to 2004. Of the total volume shipped, 3,185 MW was delivered to customers, while the remaining part was still under completion at the end of the year.

As in previous years, Vestas' global market share is calculated on the basis of the 3,185 MW (2004: 2,784 MW) delivered to customers before the end of the year. This translates into a market share of approx 28 per cent, a fall of approx 6 percentage points relative to 2004. The reduction should be viewed in light of the fact that the number of turbines under completion at the end of the year was much higher than the year before.

A satisfactory trend was seen in the Group's backlog of orders in 2005. The net backlog of firm and unconditional orders rose by 81 per cent from EUR 1.66bn at 31 December 2004 to EUR 3bn at 31 December 2005.

Gross profit

The gross profit amounted to EUR 84m as compared with EUR 120m in 2004, which corresponds to a reduction of the gross margin from 5.1 per cent in 2004 to 2.4 per cent in 2005. The lower gross margin is primarily attributable to poor profitability on North American projects, increased warranty costs and provisions and additional costs caused by late deliveries by the Group's suppliers.

In addition, an uneven production flow, caused by factors such as insufficient component supplies, resulted in higher-than-anticipated indirect production costs (IPC).

Operating loss

The Group reported an operating loss (EBIT) of EUR 116m in 2005. This represents a deterioration of EUR 67m relative to 2004. The Group's EBIT margin was reduced from minus 2.1 per cent in 2004 to minus 3.2 per cent in 2005.

The Group's overhead costs were higher than expected. This is partly due to the fact that the announced reduction in staff took place later than originally expected and due to an increase in research and development costs. Compared with 2004, research and development costs increased by EUR 23m as a result of the intensified focus on product reliability and quality.

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. No.: 2100 · Account No.: DKK 0651 117097 - EUR 5005 677997
Company reg. No.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

Financial income and expenses and tax

Net financial expenses rose from EUR 40m in 2004 to EUR 42m in 2005.

Tax for the year amounted to EUR 33m and was heavily impacted by the losses incurred in a number of the Group's companies, including the parent company. As a result of these losses, the Group's effective tax rate for 2005 deviates substantially from the Danish corporation tax rate of 28 per cent. The reason is differences in the tax rates of the individual countries, but also the fact that deferred tax assets had not been fully capitalised. Deferred tax assets are not capitalised if there is no sufficient certainty that they will be utilised.

Balance sheet

Non-current assets

The Group's non-current assets amounted to EUR 1,100m at the end of 2005 as compared with EUR 1,051m the year before. The increase was attributable primarily to an increase in deferred tax from EUR 105m to EUR 140m. With the exception of a small adjustment to additions in 2004, goodwill was unchanged from the adjusted figures for 2004, as goodwill is no longer amortised due to the change to IFRS.

Net working capital

Vestas substantially reduced its net working capital in 2005. Net working capital stood at EUR 498m at 31 December 2005, corresponding to about 14 per cent of consolidated revenue as compared with 29 per cent in 2004. In addition to lower inventories, this improvement was attributable to more favourable supply contract terms and conditions and higher prepayments from customers.

Inventories

Inventories amounted to EUR 698m at 31 December 2005 as compared with EUR 826m the year before, a decline of EUR 128m.

Receivables

Trade receivables amounted to EUR 621m at 31 December 2005, up from EUR 499m in 2004. This is attributable to the higher revenue in 2005 coupled with a very high level of activity in the last half of 2005.

Sales orders in progress

Sales orders in progress comprise ongoing installations of wind power plants, for which the risk has not finally been transferred to the customers. At 31 December 2005, sales orders in progress less prepayments from customers amounted to EUR 378m against EUR 169m at 31 December 2004. Part of this increase is explained by large ongoing projects in North America, the United Kingdom and Spain/Portugal as well as projects in Germany, which will not be finalised and handed over to the customers until in the beginning of 2006.

Warranty provisions

In 2005, in addition to the normal increase owing to the rising level of activity, warranty provisions were strongly affected by a greater provisioning requirement for upgrading turbines sold. The greater provisioning requirement was due to insufficient component quality, etc.

The Group's provisions at 31 December 2005 were allocated as follows:

(mEUR)	
One-off product faults	38
Type faults	183
Total	**221**

(See pages 41 and 45 of the annual report for a description of Vestas' warranty provisions).

Movements in equity

The Group's equity amounted to EUR 962m at 31 December 2005. In addition to the loss for the year, equity was significantly affected by the transition to IFRS, which reduced equity by EUR 66m at 1 January 2004 and EUR 89m at 31 December 2004 (for a detailed description of the effect of the transition to IFRS, see note 1 in the annual report).

The solvency ratio was 31 per cent at 31 December 2005, as compared with 40 per cent in 2004.

Cash flow and investments

In spite of the loss for the year, the Group generated a cash inflow from operations of EUR 148m. By comparison, the Group recorded a cash outflow of EUR 30m in 2004. The improved cash flows were primarily attributable to the very positive movements in the Group's net working capital.

Cash flows from investing activities were minus EUR 137m whereas cash flows from financing activities amounted to minus EUR 46m in 2005.

Profit forecasts were not met

Forecast and actual revenue and operating margin 2005

	Actual 2005	**Forecast November 2005**	**Forecast March 2005**	**Deviation from March 2005 forecast**
Revenue (bnEUR)	3.6	approx 3.4	3.0-3.2	Approx. 0.5
Operating margin (%)	(3.2)	approx (3)	approx 4	(7.2)

Surprisingly strong market trends in the spring of 2005 and a resulting higher than anticipated order intake in 2005 resulted in consolidated revenue that was approx EUR 0.5bn higher than the Group's March 2005 forecast and EUR 0.2bn higher than the November 2005 forecast.

However, the realised operating margin was a little more than 7 percentage points lower than projected in last year's annual report, and thus at the level expected in November 2005.

There are three main reasons for the disappointing profitability:

Firstly, the completion of a number of large projects in North America required a disproportionately large volume of resources, which reduced the already unsatisfactorily low profitability of these projects. To this should be added derived impacts of this prioritisation of resources which has caused delayed deliveries of other more profitable projects.

During 2005, Vestas introduced significantly more stringent requirements on prices and conditions in the Group's delivery contracts (see a description of the Contract Review Board on page 45 of the annual report).

Secondly, Vestas' substantial growth in 2005 has resulted in major planning and capacity challenges for Vestas as well as for the Group's suppliers. One of the consequences of this pressure was that a number of suppliers were unable to supply the necessary components in due time, causing delays and extra costs of completing projects in a number of markets.

Vestas has taken a number of steps to intensify collaborations with its suppliers to alleviate the bottleneck problems (see page 45 of the annual report for a further description).

Thirdly, following an extraordinary review of warranty provisions in the autumn of 2005, Vestas resolved to increase its provisions in addition to the original provisions for the year (see pages 41 and 45 of the annual report for a description of the basis and scope of Vestas' warranty provisions).

Of the total variance between the realised operating loss, EBIT, and the originally expected level in March 2005, EUR 191m is attributable to operational variances whereas EUR 106m is attributable to increased warranty provisions.

Management focus

In 2005, Group management focused on deploying and implementing The Will to Win - Vestas' new corporate strategy until the end of 2008. The strategy aims to create value for Vestas' key stakeholders – customers, shareholders and employees – by strengthening profitability and by retaining and expanding Vestas' competitive situation in the global wind energy market and the energy market in general. The strategy builds on the vision that wind should be perceived as an energy source on par with oil and gas.

The Will to Win defines three benchmarks for the Group's results at the end of 2008, set out in order of priority:

1. An EBIT margin of at least 10 per cent
2. A net working capital of maximum 20-25 per cent of revenue
3. A market share of at least 35 per cent

To achieve these targets, Vestas has embarked on a number of initiatives, of which the most important are:

Enhancing efficiency in business processes – The Vestas Constitution
The Vestas Constitution sets out the principles, overall guidelines and business procedures which will come to represent the Group's future decision-making platform.

The Vestas Constitution comprises 13 important in-house development projects that address the strategic focus areas identified in The Will to Win, paying special attention to business understanding, product quality and service/maintenance:

1. Performance communication with organisation
2. Definition of expectations and performance requirements for all employees
3. Competence building programmes for employees
4. Recruitment and training of "Six Sigma Black Belt" skilled personnel (or equivalent)
5. Improvement of quality of delivered components
6. Improvement of the planning and utilisation of production and delivery capacity
7. Building value based risk management skills and behaviour in the organisation
8. Improvement of product and component quality
9. Install global performance reporting system
10. Development of procedures for assuring product life expectancy predictions
11. Establish a Business and Performance Forum with customers
12. Further development of management reporting systems
13. Financial evaluation of long-term service agreements

The Constitution projects are thus on the one hand at the centre of the external, customer-oriented dialogue and on the other the ongoing in-house evaluation and reporting process.

Developing the organisation – three new business units

Vestas' management structure was reorganised in 2005, partly to ensure a more transparent management structure, partly to achieve simplicity, uniformity, quick decision-making procedures and transparency.

At the same time, countering silo-based behaviour has been a goal in itself, as such behaviour is often very common in large enterprises, not only functionally but also in terms of the corporate culture. The purpose of the organisational changes was to create a clear framework and well-defined responsibility for the work performed by the business units.

The organisational changes have brought responsibility and skills out where they are needed the most; in the business units that serve the customers and where the Group's many employees are located.

In addition, Vestas has established three new business units:

Vestas People & Culture

Vestas People & Culture is responsible for creating a shared corporate culture within Vestas – a culture that is to ensure efficient collaboration between business units and employees throughout the Group. In addition, through programmes for recruiting, skills development and international collaboration, the unit is to attract, develop and retain committed, competent and result-oriented employees at all levels of the global organisation.

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. No.: 2100 · Account No.: DKK 0651 117097 - EUR 5005 677997
Company reg. No.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

Vestas Technology R&D
Vestas Technology R&D is to ensure that the Group can maintain its position as the technological leader in the industry, focusing on turbine reliability. The new unit pools the Group's technical competencies and know how with a view to stimulating product development activities, primarily product reliability.

The first priority for this new unit was to obtain a complete overview of potential component problems and product faults and to assume responsibility for these issues.

This specific task has been assigned to the organisational entity named *Continuous Improvement Management*, CIM. Having some 80 engineers at its disposal, the CIM entity is assigned with the handling of all so-called type faults which have caused the very large warranty provisions that Vestas has made.

Vestas Offshore
The Vestas Offshore business unit was set up in recognition of the fact that offshore projects are appreciably more complex than their onshore counterparts. The new business unit will have global responsibility for all offshore projects and will centre on giving priority to risk management in order to better balance contract profitability.

Improved capacity utilisation through more even distribution of activities over the year
To enhance logistics, planning and, not least, utilisation of Vestas' production capacity, a key operational target of The Will to Win is to ensure a more even distribution of production activities over the year.

Vestas has launched a number of initiatives to promote long-term collaboration with a number of large customers. The objective of this collaboration is to ensure a more even distribution of production activity and revenue over the year.

Contract Review Board to ensure better prices and terms of delivery
To ensure acceptable prices and terms of delivery in Vestas' contracts with its customers, the Executive Management set up a Contract Review Board, whose task is to consider the large projects which the sales companies recommend for approval (*see page 45 of the annual report for a description of the Contract Review Board*).

Strengthened supply chain through collaboration with suppliers
In light of the difficult supplier situation, Vestas has strengthened communications with all strategic suppliers to ensure satisfactory deliveries. Focus on these initiatives is ensured primarily through the above-mentioned Constitution projects.

In 2005, Vestas resolved to take over the production of generators and other components from the German manufacturer Weier Electric GmbH, which for more than ten years has supplied high quality advanced generators to Vestas' wind turbines.

Outlook for 2006

Vestas expects to substantially improve its financial performance in 2006. The improved financial performance is expected to be driven primarily by:

- Much better prices and terms of delivery, which should lead to stronger average earnings on projects scheduled for delivery in 2006, cf. Contract Review Board.
- Continuing very strong market growth in most parts of the world on a level with 2005. This is based on an overall rate of increase in the wind turbine market with particularly strong growth in the USA, where growth is driven by the extended Production Tax Credit (PTC) as well as growing interest from US power companies that consider wind power to be a good insurance against high natural gas prices.
- Positive earnings impact of efficiency initiatives and enhanced capacity utilisation, especially the Group-wide Constitution projects launched to boost efficiency and capacity utilisation.

In 2006, revenue is forecast to be in the EUR 3.6-3.8bn range. Of this projected revenue, more than 60 per cent was secured through firm and unconditional orders at the beginning of the year.

The Group forecasts an EBIT margin in the 4-7 per cent range. This EBIT range reflects the risks associated with the global component shortage. Other capacity restraints as well as variations in relation to the expected consumption of warranty provisions have also been considered.

The Group expects that investments in property, plant and equipment will total EUR 160-180m whereas investments in intangible assets are expected to total EUR 40-50m. The net working capital at the end of 2006 is expected to amount to 20-25 per cent of revenue.

- - -

The income statement and balance sheet are included in the pages attached. More detailed information concerning the company's annual accounts for 2005 and the expectations for 2006 is included in Vestas' Annual Report 2005, which will be sent separately to the Copenhagen Stock Exchange A/S immediately following this announcement.

In connection with the publication of the Annual Report, Vestas will host an information meeting (including conference call and webcast) for investors, analysts and the press at the Copenhagen Marriott Hotel, Kalvebod Brygge 5, 1560 Copenhagen V on Wednesday, 29 March 2006 at 3 p.m. (CET). The information meeting will be held in English and transmitted on the Internet. The transmission can be followed directly via Vestas' Web site www.vestas.com and Copenhagen Stock Exchange A/S' Web site www.cse.dk with the possibility of simultaneous interpretation into Danish.

It will be possible to attend the information meeting via conference call. Interested parties from Denmark, who wish to ask questions during the meeting, may call tel. +45 7026 5040, interested parties from the rest of Europe may call tel. +44 207 769 6432, and interested parties from the US may call tel. +1 877 204 0753.

After the meeting, a replay will be available on Vestas' Web site www.vestas.com.

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Bent Carlsen	Ditlev Engel
Chairman of the Board of Directors	President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. No.: 2100 · Account No.: DKK 0651 117097 - EUR 5005 677997
Company reg. No.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

The Vestas Group

**Extract from Annual report
for the period
1 January 2005 – 31 December 2005**

Contents

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. No.: 2100 · Account No.: DKK 0651 117097 - EUR 5005 677997
Company reg. No.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

Income Statement – Vestas Group
1 January – 31 December 2005

mEUR	2005	2004
Revenue	**3,582.6**	**2,363.2**
Production costs	(3,498.1)	(2,242.7)
Gross profit	**84.5**	**120.5**
Research and development costs	(72.7)	(50.0)
Sales and distribution expenses	(42.7)	(38.4)
Administrative expenses	(84.8)	(81.0)
Operating profit/(loss)	**(115.7)**	**(48.9)**
Share of profit/(loss) in associated companies	(0.1)	(0.1)
Financial income	6.0	10.4
Financial expenses	(48.4)	(50.9)
Profit/(loss) before tax	**(158.2)**	**(89.5)**
Corporation tax	(33.3)	28.3
Net profit/(loss) for the year	**(191.5)**	**(61.2)**
Attributable to:		
Equity holders of Vestas Wind Systems A/S	(191.5)	(62.4)
Minority interests	0.0	1.2
Net profit/(loss) for the year	**(191.5)**	**(61.2)**
Earnings per share (EPS)		
Earnings per share (EUR), basic	(1.10)	(0.41)
Earnings per share (EUR), diluted	(1.10)	(0.41)

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. No.: 2100 · Account No.: DKK 0651 117097 - EUR 5005 677997
Company reg. No.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

Balance Sheet - Vestas Group
Assets – 31 December 2005

mEUR	2005	2004
Goodwill	321.5	323.8
Completed development projects	89.2	54.6
Software	1.0	0.9
Development projects in progress	65.6	85.4
Total intangible assets	**477.3**	**464.7**
Land and buildings	216.7	215.0
Plant and machinery	139.3	155.0
Other fixtures, fittings, tools and equipment	95.3	88.3
Property, plant and equipment in progress	15.1	10.6
Total property plant and equipment	**466.4**	**468.9**
Investments in associated companies	2.9	2.8
Receivables from associated companies	0.4	0.6
Other receivables	4.7	4.5
Investments	9.1	4.0
Deferred tax	139.6	105.2
Total other non-current assets	**156.7**	**117.1**
Total non-current assets	**1,100.4**	**1,050.7**
Inventories	698.3	826.1
Trade receivables	620.8	499.4
Sales orders in progress	378.3	169.4
Other receivables	161.3	142.7
Cash at bank and in hand	126.3	192.7
Total current assets	**1,985.0**	**1,830.3**
Total assets	**3,085.4**	**2,881.0**

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. No.: 2100 · Account No.: DKK 0651 117097 - EUR 5005 677997
Company reg. No.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

Balance Sheet - Vestas Group
Equity and liabilities – 31 December 2005

mEUR	2005	2004
Share capital	23.5	23.5
Other reserves	0.3	5.3
Retained earnings	938.0	1,133.0
Shareholders of Vestas Wind Systems A/S	961.8	1,161.8
Minority interests	0.0	0.0
Total equity	**961.8**	**1,161.8**
Deferred tax	2.9	11.2
Provisions	88.6	75.8
Pension obligations	2.0	2.3
Financial liabilities	441.1	472.4
Total non-current liabilities	**534.6**	**561.7**
Prepayments from customers	488.7	306.7
Trade payables	519.8	403.6
Provisions	145.9	91.6
Financial liabilities	51.1	109.9
Other liabilities	383.5	245.7
Total current liabilities	**1,589.0**	**1,157.5**
Total liabilities	**2,123.6**	**1,719.2**
Total equity and liabilities	**3,085.4**	**2,881.0**

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. No.: 2100 · Account No.: DKK 0651 117097 - EUR 5005 677997
Company reg. No.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S